SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

(Amendment No. _____)*

SANDRIDGE PERMIAN TRUST
(Name of Issuer)

Common Units representing Beneficial Interests
(Title of Class of Securities)

80007A 102
(CUSIP Number)

William S. Montgomery, Jr.
President and Chief Executive Officer
Avalon Energy, LLC
5000 Quorum Drive, Suite 205
Dallas, Texas 75254
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80007A 1o2	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AVALON ENERGY, LLC EIN: 36-4907834
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC, BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,125,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 13,125,000
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,125,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 80007A 102	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

The Common Units represent beneficial interests (“Common Units”) of SandRidge Permian Trust, a Delaware statutory trust (the “Issuer”), whose trustee is The Bank of New York Mellon Trust Company, N.A. and whose principal executive office is located at 601 Travis Street, 16th Floor, Houston, Texas 77002.

Item 2.  Identity and Background.

The person filing this statement is Avalon Energy, LLC, a Delaware limited liability company (the “Reporting Person”). The Reporting Person is an oil and natural gas exploration company headquartered in Dallas, Texas, with its principal focus on the exploration and production of hydrocarbons in the Permian Basin of West Texas. The Reporting Person’s principal executive office is located at 5000 Quorum Drive, Suite 205, Dallas, Texas 75254.

The names and present principal occupation or employment of the directors and executive officers of the Reporting Person are as listed below.

Name	Position with Reporting Person

William S. Montgomery, Jr.	President, Chief Executive Officer and Director
A. Brandon Hall	Executive Vice President, COO and Director
Bonnie F. Seggelink	Vice President – Administration and Treasurer
Anna E. Young	Vice President and Controller
Carter R. Montgomery	Director
Danny J. Jester	Director
David M. Laney	Director

No director or executive officer of the Reporting Person beneficially owns any Common Units.

None of the Reporting Person or any person listed in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

All of the officers and directors listed in this Item 2 are citizens of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

On November 1, 2018, the Reporting Person acquired certain oil and gas properties and 13,125,000 Common Units from SandRidge Exploration and Production, LLC, a Texas limited liability company (“SandRidge E&P”). In connection with the transaction, the Reporting Person assumed all of the obligations of SandRidge Energy, Inc., a Delaware corporation and parent company of SandRidge E&P, under the terms of the Amended and Restated Trust Agreement of Issuer (the “Trust Agreement”) and the Administrative Services Agreement by and between SandRidge and the Issuer.

The acquisition was funded by working capital of the Reporting Person and proceeds from the company’s revolving line of credit provided by Washington Federal, National Association (“Washington Federal”) pursuant to the terms of a Loan Agreement by and among the Reporting Person, Avalon TX Operating, LLC, a Texas limited liability company and affiliate of the Reporting Person, and Washington Federal, as well as certain other documents contemplated by the Loan Agreement.

CUSIP No. 80007A 102	13D	Page 4 of 5 Pages

Item 4.  Purpose of Transaction.

The Common Units acquired by the Reporting Person from SandRidge E&P were acquired as a part of the transaction described in Item 3 and are being held solely for investment purposes. The Reporting Person has no plans to (i) acquire any additional Common Units or dispose of the Common Units which it currently holds. Under the terms of the agreements between the Reporting Person and Washington Federal establishing the revolving line of credit referenced in Item 3 (the “Loan Documents”), the Common Units are pledged to Washington Federal as collateral for the revolving line of credit and the Reporting Person cannot sell or otherwise dispose of the Common Units without the consent of Washington Federal.

Furthermore, the Reporting Person has no plans or proposals to (i) effect an extraordinary transaction with respect to the Issuer (whether by merger, reorganization or liquidation), (ii) to cause the sale or transfer a material amount of the assets of the Issuer, (iii) cause any change in the trustee of the Issuer, (iv) cause any material change in the present capitalization or dividend policy of the Issuer, (v) cause any change in the Issuer’s business or corporate structure, (vi) cause the Common Units to be delisted from the New York Stock Exchange (on which the Common Units are currently traded) or any other national security exchange or terminate the registration of any class of equity securities of the Issuer, (vii) effect any change in the organizational documents of the Issuer including the Trust Agreement, or (viii) cause any action to occur similar to those described above. It should be noted that the Trust Agreement does not permit the holders of Common Units to institute any such activity without the consent of holders of Common Units representing more than a majority of the issued and outstanding Common Units, which Common Units are the only class of equity security of the Trust.

Item 5.  Interest in Securities of the Issuer.

The Reporting Person owns 13,125,000 Common Units (the “Held Common Units”), which constitutes 25.00% of the total issued and outstanding Common Units of the Trust. The Reporting Person possesses the sole power to vote or to direct the vote of all such Common Units and to direct the disposition of such Common Units, subject to the restrictions set forth in Item 4.

There has been no transactions in the Common Units effected by the Reporting Person in the past 60 days.

Pursuant to the terms of the Loan Documents, in the event of a default by the Reporting Person Washington Federal has the right to take control of the brokerage account in which the Held Common Units have been deposited and to exercise control over the voting or disposition of such Held Common Units.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of November 1, 2018, all of the Common Units beneficially owned by the Reporting Person were pledged to Washington Federal, pursuant to that certain Pledge Agreement, dated as of November 1, 2018, made by the Reporting Person to Washington Federal.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Exhibit Description

A	Loan Agreement by and among Avalon Energy, LLC, Avalon TX Operating, LLC and Washington Federal, National Association dated November 1, 2018

B	Revolving Promissory Note made by Avalon Energy, LLC and Avalon TX Operating, LLC in favor of Washington Federal, National Association dated November 1, 2018

CUSIP No. 000000000	13D	Page 5 of 5 Pages

C	Deed of Trust and Security Agreement by and among Avalon Energy, LLC, Tony Barnard, Trustee, and Washington Federal, National Association dated November 1, 2018

D	Security Agreement by Avalon Energy, LLC, as Grantor, and Washington Federal, National Association, dated November 1, 2018

E	Security Agreement by Avalon TX Operating, LLC, as Grantor, and Washington Federal, National Association, as Lender, dated November 1, 2018

F	Pledge and Security Agreement by and between Avalon Energy, LLC, as Pledgor, and Washington Federal, National Association, as Lender, dated November 1, 2018

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Avalon Energy, LLC

By:	/s/ William S. Montgomery, Jr.
William S. Montgomery, Jr.
President and Chief Executive Officer

Dated: November 9, 2018

EXHIBIT A

5420 LBJ Freeway, Suite 200

Dallas, Texas 75240

November 1, 2018

Avalon Energy, LLC

Avalon TX Operating, LLC

Attention: William S. Montgomery, Jr.

5000 Quorum Drive, Suite 205

Dallas, Texas 75254

Re:	Loan Agreement

Ladies and Gentlemen:

This letter sets forth the Loan Agreement (this “Loan Agreement”) among Avalon Energy, LLC, a Texas limited liability company, and Avalon TX Operating, LLC, a Texas limited liability company (singly a “Borrower” and collectively “Borrowers”); and Washington Federal, National Association (“Lender”), with respect to loans from Lender to Borrowers and obligations of Borrowers to Lender.

1.           Revolving Loans. (a) Subject to the terms and conditions set forth in this Loan Agreement and the other agreements, instruments, and documents executed and delivered in connection herewith (collectively the “Loan Documents”), Lender agrees to make a revolving loan in the maximum principal amount of $25,000,000.00 to Borrowers (the “Revolving Loan”) on the terms set forth in the Revolving Promissory Note attached as Exhibit A (the “Revolving Note”), for the purposes set forth below. Subject to the terms and conditions hereof, Borrowers may borrow, repay, and reborrow on a revolving basis from time to time during the period commencing on the date hereof and continuing through 11:00 a.m. (Dallas, Texas time) on November 1, 2021 (the “Termination Date”), such amounts as Borrowers may request under the Revolving Loan; provided, however, the total principal amount outstanding at any time shall not exceed the lesser of (i) the aggregate sums permitted under the Borrowing Base (as defined below), which is initially set at $12,000,000.00, or (ii) $25,000,000.00 (the “Maximum Commitment”). All sums advanced under the Revolving Loan, together with all accrued but unpaid interest thereon, shall be due and payable in full on the Termination Date.

Avalon Energy, LLC, et al
November 1, 2018

(b)         The unpaid principal balance of the Revolving Note shall bear interest from the date advanced until paid or while no Event of Default (as defined below) exists or upon the occurrence of the Termination Date at a fluctuating rate per annum equal to the sum of the Prime Rate (as defined in the Revolving Note), plus one-half of one percent (0.5%), rounded upward, if necessary, to the next highest one-eighth of one percent; provided, however, that the interest rate payable on the Revolving Note shall never fall below a floor rate of five percent (5.0%) per annum.

(c)         Advances on the Revolving Loan may be used only for the following purposes: (i) the acquisition of oil and gas properties pursuant to the Purchase and Sale Agreement dated September 17, 2018, but effective March 1, 2018, between SandRidge Energy, Inc. and SandRidge Exploration and Production, LLC, as Sellers, and Avalon Energy, LLC, as Purchaser (the “SandRidge PSA”), (ii) the acquisition and development of oil and gas properties, (iii) the issuance of Letters of Credit (as defined below), and (iv) working capital and general corporate purposes. Borrowers shall give notice to Lender of any requested advance on the Revolving Loan, in the form of the Request for Borrowing attached as Exhibit B, not later than 10:00 a.m. (Dallas, Texas time) on the date of the requested advance. The request for an advance may be given telephonically if promptly confirmed in writing by delivery of Request for Borrowing. Notwithstanding any provision of this Loan Agreement or the Loan Documents to the contrary, none of the proceeds of the Revolving Loan, nor any Letter of Credit issued hereunder, will be used, directly or indirectly, for the purpose, whether immediate, incidental, or ultimate, of purchasing or carrying any “margin stock” as defined in Regulation U of the Board of Governors of the Federal Reserve System as in effect from time to time.

(d)         At the request of Borrowers, Lender may from time to time issue one or more letters of credit for the account of Borrowers or any of Borrowers’ affiliates (the “Letters of Credit”); provided, however, that Lender shall not be obligated to issue a Letter of Credit if: (i) the conditions set forth in Subsection (b) of Section 5 of this Loan Agreement are not met, (ii) the form of the Letter of Credit is not reasonably acceptable to Lender, (iii) issuance of the Letter of Credit will not comply with the purposes and provisions of Subsection (c) of Section 1 of this Loan Agreement, or (iv) the aggregate undrawn amount of all outstanding Letters of Credit (the “LC Exposure”) will exceed $1,000,000.00. Borrowers’ availability on the Revolving Loan will be reduced by the LC Exposure. Any fundings under any Letters of Credit will be treated as an advance on the Revolving Loan and will be secured by the Security Documents (as defined below). All Letters of Credit shall be for a term of up to fifteen (15) months (or longer if necessary for regulatory requirements) but shall expire not later than five days prior to the Termination Date, unless adequately secured by cash collateral held by Lender. Unless Lender expressly agrees otherwise, no Letter of Credit will be issued for the benefit of a third-party counter-party as security for any Hedge Transactions (as defined below). Borrowers will sign and deliver Lender’s customary forms for the issuance of Letters of Credit and pay the Letter of Credit Fee set forth below.

Avalon Energy, LLC, et al
November 1, 2018

(e)         At the request of Borrowers and in the sole discretion of Lender, Lender may from time to time issue one or more auction letters or letters of guarantee in connection with auctions or other purchases of oil and gas properties by Borrowers. Each auction letter and letter of guarantee will have an expiration date not longer than ten (10) days from the date of the letter. Notwithstanding any provision to the contrary, Borrowers’ availability on the Revolving Loan will be reduced by the aggregate maximum amount stated in all unexpired auction letters and letters of guarantee until Lender is satisfied that (i) Borrowers were unsuccessful in the auction or purchase, or (ii) any of Borrowers consummates the purchase of the oil and gas properties subject to such auction. Any fundings pursuant to an auction letter or letter of guarantee will be treated as an advance on the Revolving Loan and will be secured by the Security Documents.

(f)          Borrowers agree to pay to Lender the following fees that are non- refundable and earned by Lender upon execution of this Loan Agreement unless otherwise stated:

(i)            Upon execution of this Loan Agreement, Borrowers agree to pay Lender an upfront fee equal to three-quarters of one percent (0.75%) of the initial Borrowing Base, to be debited by Lender in advance against the Revolving Loan.

(ii)           Upon any increase in the Borrowing Base, Borrowers agree to pay Lender an increase fee equal to three-quarters of one percent (0.75%) of the increase in the Borrowing Base.

(iii)          Borrowers agree to pay to Lender an Unused Fee equal to one-half of one percent (0.5%) per annum (computed on the basis of actual days elapsed and as if each calendar year consisted of 360 days) of the average for the period of calculation of an amount determined daily equal to the difference between the Borrowing Base and the sum of the following (collectively the “Aggregate Exposure”): (A) the aggregate outstanding principal balance of the Revolving Loan at such time, plus (B) the LC Exposure. This Unused Fee is payable quarterly within ten (10) days of Borrowers’ receipt of an invoice from Lender, setting forth evidence of the calculation of the Unused Fee for the preceding calendar quarter.

(iv)          Borrowers agree to pay to Lender a Letter of Credit fee equal to the greater of (i) two and one-half percent (2.5%) per annum, calculated on the aggregate stated amount of each Letter of Credit for the stated duration thereof (computed on the basis of actual days elapsed as if each year consisted of 360 days), due upon issuance, or (ii) $500.00, due upon issuance. Any renewal or extension of a Letter of Credit will be treated as a new issuance for the purpose of the Letter of Credit fees.

Avalon Energy, LLC, et al
November 1, 2018

(g)         The Revolving Loan, all other loans now or hereafter made by Lender to Borrowers, or either of them, in renewal, extension, or substitution of the Revolving Loan, and any renewals or extensions of or substitutions for those loans, will be referred to collectively as the “Loans.” The Revolving Note, all other promissory notes now or hereafter payable by Borrowers, or either of them, in renewal, extension, or substitution of the Revolving Note, and any renewals or extensions of or substitutions for those notes, will be referred to collectively as the “Notes.”

(h)        Borrowers may at any time by not less than ten (10) days’ notice to Lender prepay all principal, interest, delinquency charges, collection costs, and other charges that are then due and payable under the Loan Documents, without premium or penalty, and terminate the Commitments, whereupon all obligations of Borrowers under the Loan Documents shall be terminated, except those expressly provided in the Loan Documents to survive such termination.

2.           Collateral. (a) Payment of the Notes, the Hedge Liabilities (as defined below), all obligations with respect to Letters of Credit, all other obligations, fees, and expenses due pursuant to this Loan Agreement or the other Loan Documents, all obligations, fees, and expenses with respect to treasury and cash management services, and all other secured indebtedness under the following security documents (collectively the “Secured Obligations”) will be secured by the first liens and first security interests created or described in the following (collectively the “Security Documents”): (i) a Deed of Trust and Security Agreement (the “Deed of Trust”) of even date, executed by Avalon Energy, LLC (“Avalon Energy”) in favor of Lender, and covering oil and gas properties situated in Andrews, Loving, and Ward Counties, Texas; (ii) Security Agreements (the “Security Agreements”) of even date, executed by Borrowers, respectively, in favor of Lender, and covering substantially all personal property; (iii) a Pledge and Security Agreement (the “Pledge Agreement”) of even date, executed by Avalon Energy in favor of Lender, and covering 13,125,000 common units in the SandRidge Permian Trust (NYSE: PER) (the “Pledged Units”), to be held in an account with Raymond James & Associates, Inc. under a control agreement in favor of Lender (the “Pledged Account”); and (iv) any other security documents now or hereafter executed in connection with the Loans, the Hedge Liabilities, or any other Secured Obligations. All oil and gas properties now or hereafter mortgaged to Lender by Borrowers or including the oil and gas properties covered by the Deed of Trust, will be referred to as the “Mortgaged Properties.” If requested by Lender, Borrowers will execute in favor of Lender mortgages, deeds of trust, security agreements, or amendments, in Proper Form (as defined below), mortgaging any additional oil and gas properties and all additional interests in the Mortgaged Properties acquired by Borrowers so that Lender will continuously maintain under mortgage not less than eighty percent (80%) of the aggregate present value (as calculated by Lender in its sole discretion in accordance with the methods set forth below for the Borrowing Base) assigned to Borrowers’ oil and gas properties based upon Lender’s most-recent in-house evaluation. The term “Proper Form” means, with respect to any Loan Documents, in form, substance, and detail satisfactory to Lender in its sole discretion, and with respect to any other items to be delivered to Lender by Borrowers , in form, substance, and detail satisfactory to Lender in its reasonable discretion.

Avalon Energy, LLC, et al
November 1, 2018

(b)        (i) Payment of the Secured Obligations will be guaranteed by all existing and hereafter acquired Subsidiaries (collectively “Guarantors”), pursuant to Unlimited Guaranties in Proper Form (collectively the “Guaranties”); provided, however, that notwithstanding the provisions of any Guaranties, to the extent that a Guarantor is not an “eligible contract participant” and is not deemed to be an “eligible contract participant” by virtue of the keepwell covenant set forth in Subparagraph (ii) of Subsection (b) of Section 2 below, in either case, when required under the Commodity Exchange Act, the Hedge Liabilities that are guaranteed under such Guarantor’s Guaranty shall exclude any Excluded Swap Obligation. As used in this Loan Agreement, the following terms have the meanings assigned below:

(1)         “Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, any successor statute, and all regulations promulgated thereunder.

(2)         “Excluded Swap Obligation” means, with respect to any Guarantor, any Hedge Liability if, and to the extent that, all or a portion of the Guaranty of such Guarantor of, or the grant by such Guarantor of a security interest to secure, as applicable, such Hedge Liability (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act, or any rule, regulation, or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof), by virtue of such Guarantor’s failure to constitute an “eligible contract participant,” as defined in the Commodity Exchange Act, at the time the guarantee of such Guarantor or grant of security by such Guarantor becomes or would become effective with respect to such Hedge Liability. If a Hedge Liability arises under a master agreement governing more than one Hedge Liability, such exclusion shall apply only to the portion of such Hedge Liability that is attributable to the Hedge Liability for which such guarantee or security interest, as applicable, is or becomes illegal.

(3)         “Qualified ECP Guarantor” means, in respect of any Hedge Liability, each Guarantor that is not an individual and that has total assets exceeding $10,000,000.00 at the time the relevant guarantee or grant of the relevant security interest becomes effective with respect to such Hedge Liability, or such other person as constitutes an “eligible contract participant” under the Commodity Exchange Act, and can cause another person to qualify as an “eligible contract participant” at such time by entering into a keepwell covenant under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

Avalon Energy, LLC, et al
November 1, 2018

(4)         “Subsidiaries” shall mean entities for which Borrowers own, directly or indirectly, interests having more than fifty-one percent (51%) of the outstanding ownership or fifty-one percent (51%) of the ordinary voting power for the election of directors or managers of such entity.

(ii)         Borrowers and each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally, and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each Guarantor to honor all of its obligations under its respective Guaranty in respect of Hedge Liabilities; provided, however, that each Qualified ECP Guarantor shall only be liable under this Subparagraph (ii) for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Subparagraph (ii), or otherwise under its own Guaranty, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount. The obligations of each Qualified ECP Guarantor under this Subparagraph (ii) shall remain in full force and effect until discharged. Each Qualified ECP Guarantor intends that this Subparagraph (ii) constitute, and this Subparagraph (ii) shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Guarantor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act. The terms and provisions of this Subparagraph (ii) of Subsection (b) of Section 2 are hereby incorporated by reference into each of the Guaranties.

(c)         In connection with the Security Documents and at such time as Lender requires Borrowers to mortgage additional oil and gas properties, Borrowers shall, upon request of Lender, deliver to Lender title opinions and/or other title information reasonably acceptable to Lender covering at least eighty percent (80%) of the present value (as determined by Lender in the manner set forth for Borrowing Base determinations below) of Borrowers’ oil and gas properties, along with such other information regarding title as Lender shall reasonably request, all in Proper Form and from attorneys or landmen reasonably acceptable to Lender. Lender reserves the right to immediately exclude any oil and gas property from the Borrowing Base if Lender learns of any material title issue with respect to the oil and gas property or if Lender’s review of Borrowers’ title to the oil and gas property indicates that title is unacceptable to Lender, in its reasonable discretion.

Avalon Energy, LLC, et al
November 1, 2018

(d)         During the existence of an Event of Default (as defined below) that remains uncured after the expiration of any notice, cure, or grace period required by this Loan Agreement, or if there is an existing Borrowing Base deficiency that is not addressed by Borrowers in accordance with Subsection (b) of Section 3 below, Lender reserves the right to require Borrowers to set up a lockbox account to be managed by Lender for the purpose of collection of production proceeds attributable to Borrowers’ interest in the Mortgaged Properties. Borrowers agree that upon Lender’s election to require the lockbox during the existence of an Event of Default, Lender will receive the proceeds of oil and gas produced from or attributable to Borrowers’ interest in the Mortgaged Properties for application to the Secured Obligations in such order as Lender shall determine in its discretion; and Borrowers hereby direct all production purchasers or operators distributing proceeds to pay Borrowers’ distributions attributable to their interest in the Mortgaged Properties directly to Lender, if Lender so elects. All production proceeds attributable to the Mortgaged Properties received in the lockbox account by Lender that are attributable to another person’s or entities’ interest in the Mortgaged Properties shall be released immediately to Borrowers upon Borrowers’ request. All production proceeds attributable to Borrowers’ interest in the Mortgaged Properties received in the lockbox account by Lender in excess of the current scheduled monthly payment and any other fees or expenses owed to Lender will be transferred to Borrowers within ten (10) days for Borrower’s use consistent with the provisions of this Loan Agreement, so long as there is no existing Event of Default. If the production proceeds attributable to Borrowers’ interest in the Mortgaged Properties received by Lender during any month are not sufficient to make the scheduled monthly payment, Borrowers will pay Lender the deficiency within ten (10) days. Contemporaneously with the execution of this Loan Agreement, Borrowers will sign and deliver to Lender letters in lieu of transfer orders to all purchasers of production directing those parties to pay all proceeds attributable to Borrowers’ interest in the Mortgaged Properties to the lockbox account, and these letters, signed in blank, will be held by Lender until such time as Lender elects to require the lockbox during the existence of an Event of Default that remains uncured after the expiration of any notice, cure, or grace period required by this Loan Agreement.

(e)         Unless a security interest would be prohibited by law or would render a nontaxable account taxable, each of Borrowers grants to Lender a contractual possessory security interest in, and hereby assigns, pledges, and transfers to Lender all Borrowers’ rights in any deposits or accounts now or hereafter maintained with Lender (whether checking, savings, or any other account), excluding, however, accounts maintained by any of Borrowers at Lender for the purpose of revenue distribution to third parties entitled to those revenues, accounts maintained for the purpose of payroll only, 401k, IRA, Keogh, or other retirement accounts, any trust accounts, and any other accounts held by any of Borrowers for the benefit of a third party or for which setoff would be prohibited by law. Borrowers authorize Lender during the existence of an Event of Default, to the extent permitted by applicable law, to charge or setoff any sums owing on the Secured Obligations against any and all such deposits and accounts; and Lender shall be entitled, during the existence of an Event of Default, to exercise the rights of offset and banker’s lien against all such accounts and other property or assets of Borrowers with or in the possession of Lender to the extent of the full amount of the Secured Obligations.

Avalon Energy, LLC, et al
November 1, 2018

3.           Borrowing Base. (a) On or about February 15 and August 15 of each year, commencing February 15, 2019, and at any other time and from time to time while this Loan Agreement is in force, Lender may determine or redetermine, in its sole discretion, a Borrowing Base in accordance with this Section 3. In addition, Borrowers shall have the right to request an unscheduled redetermination of the Borrowing Base by Lender once per six-month period between scheduled redeterminations, and Lender shall conduct such redetermination using the methods described in this Section 3. The term “Borrowing Base” refers to the designated loan value (as calculated by Lender in its sole discretion) assigned to the Pledged Units and to the discounted present value of future net income accruing to Borrowers’ oil and gas properties based upon Lender’s in-house evaluation. Lender’s determination of the Borrowing Base will use such methodology, assumptions, and discount rates customarily used by Lender with respect to credits of a similar size and nature in assigning collateral value to oil and gas properties and will be based upon such other credit factors or financial information available to Lender at the time of each determination, including, without limitation, current market conditions and Borrowers’ assets, liabilities, cash flow, liquidity, business, properties, prospects, management, and ownership. Borrowers acknowledge that increases in the Borrowing Base are subject to appropriate credit approval by Lender and may be subject to additional terms and conditions.

(b)         The Aggregate Exposure may not exceed the Borrowing Base at any time, subject to the payout provisions below in the event of a Borrowing Base decrease. A decrease in the Borrowing Base will result in an immediate decrease in Lender’s commitment under the Revolving Loan. If the redetermined Borrowing Base is less than the Aggregate Exposure, Lender will notify Borrowers of the amount of the Borrowing Base and the amount of the deficiency. Within ten (10) days after the deficiency notice from Lender, Borrowers shall provide written notice to Lender of its intention to remedy the deficiency by one or more of the following: (i) making a lump sum payment on the Revolving Note within thirty (30) days after the deficiency notice to reduce the Aggregate Exposure to an amount equal to or less than the new Borrowing Base; (ii) committing to make six (6) equal monthly installment payments to reduce the Aggregate Exposure to an amount equal to or less than the new Borrowing Base, with the first monthly installment due within thirty (30) days after the deficiency notice and subsequent installments on the same day of each successive month, and provided that during the period from the date that the first installment is due until the Borrowing Base deficiency is satisfied or an Event of Default has occurred and is continuing, the interest rate on the Revolving Note may be, at Lender’s election, increased by two percent (2.0%) per annum; or (iii) mortgaging additional collateral, which must be acceptable to Lender (in its reasonable discretion) as to type, value, and title, within thirty (30) days after the deficiency notice.

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November 1, 2018

(c)          At the time of any redetermination, Lender reserves the right to establish an equal Monthly Commitment Reduction (“MCR”) amount by which the Borrowing Base shall be automatically reduced effective as of each calendar month until the next Borrowing Base redetermination. Lender’s determination of the MCR will use such methodology, assumptions, and discount rates customarily used by Lender with respect to credits of a similar size and nature in determining commitment reductions and will be based upon such other credit factors or financial information available to Lender at the time of each determination, including, without limitation, the economic half-life of the Mortgaged Properties, and Borrowers’ assets, liabilities, cash flow, liquidity, business, properties, prospects, management, and ownership. The MCR will initially be set at zero dollars ($0), but shall increase to $100,000.00 on January 1, 2019, and shall reduce the Borrowing Base on that date and the first (1st) day of each month thereafter until redetermined by Lender. If the Aggregate Exposure shall exceed the Borrowing Base solely because of an MCR reduction, Borrowers shall promptly make a single lump sum payment in an amount not to exceed the MCR to reduce the Aggregate Exposure below the Borrowing Base. If the Aggregate Exposure shall exceed the Borrowing Base because of a Borrowing Base redetermination (or a Borrowing Base redetermination combined with a required MCR), Borrowers shall have the right to cure set forth in Subsection (b) above; provided, however, that if the MCR was applicable before the Borrowing Base redetermination, then the MCR amount will be due in a lump sum and Lender may continue the MCR at the same amount or change the MCR effective on the redetermination date.

(d)          If any of Borrowers sells, transfers, or otherwise disposes of any oil and gas properties included in the Borrowing Base that have a present value according to the reserve report meeting the requirements of Subsection (d) of Section 9 below (the “Reserve Report”) used for the most-recent Borrowing Base redetermination, in excess of five percent (5%) of the most-recent Borrowing Base, Lender reserves the right to redetermine the Borrowing Base in accordance with this Section 3, which redetermination will be in addition to any special redeterminations permitted to Lender under Subsection (a) above. Any Borrowing Base deficiency resulting from the sale of any oil and gas properties shall be immediately reduced by a single lump sum payment in an amount not to exceed the net proceeds from the sale of the oil and gas properties, and any remaining deficiency after the Borrowing Base redetermination shall be cured by Borrowers pursuant to Subsection (b) above.

4.           Hedges and Swaps. (a) Definitions. As used in this Loan Agreement and the Loan Documents, the following terms have the meanings assigned below:

(i)          “ISDA Agreement” means any International Swaps and Derivatives Association, Inc. master agreement or any similar agreement (with all related schedules, annexes, exhibits, amendments, and confirmations), now existing or hereafter entered into by Avalon Energy, as amended, modified, replaced, consolidated, extended, renewed, or supplemented from time to time.

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November 1, 2018

(ii)         “Hedge Transaction” means all Transactions (as defined in the ISDA Agreement) and any other commodity swap (including price protection for future production of crude oil, natural gas, natural gas liquids, or other hydrocarbons or mineral or mining interests and rights therein), commodity option, interest rate swap (including rate hedge products), basis or currency or cross-currency rate swap, forward rate, cap, call, floor, put, collar, future rate, forward agreement, spot contract, or other credit, price, foreign exchange, rate, equity, equity index option, bond option, interest rate option, rate protection agreement, currency option, or other option, or commodities derivative, exchange, risk management, or protection agreement, or commodity, securities, index, market, or price-linked transaction or agreement, or any option with respect to any such transaction or similar transaction or combination of any of the foregoing, now existing or hereafter entered into by Avalon Energy, whether linked to one or more interest rates, foreign currencies, commodity prices, equity prices, indexes, or other financial measures and whether such transactions or combinations thereof are governed by or subject to any ISDA Agreement or other similar agreement or arrangement, including all obligations and liabilities thereunder, and including all renewals, extensions, amendments, and other modifications or substitutions.

(iii)        “Hedge Liabilities” means any and all liabilities and obligations of every nature and howsoever created, direct, indirect, absolute, contingent, or otherwise, whether now existing or hereafter arising, created, or accrued, of Avalon Energy from time to time owed or owing to any Hedge Provider in connection with any ISDA Agreement or any Hedge Transaction, including, but not limited to, obligations and liabilities arising in connection with or as a result of early or premature termination, cancellation, rescission, buy back, reversal, or assignment or other transfer of a Hedge Transaction, whether for principal, interest (including interest which, but for the filing of a petition in bankruptcy with respect to such obligor, would have accrued on such obligation, whether or not a claim is allowed for such interest in the related bankruptcy proceedings), reimbursement obligations, fees, expenses, indemnification, or otherwise.

(iv)        “Hedge Provider” means Lender, any affiliate of Lender, and any other party now or hereafter entering into an intercreditor agreement with Lender and Borrowers with respect to Hedge Transactions for Avalon Energy.

(b)         ISDA Agreement. Avalon Energy and any Hedge Provider may enter into an ISDA Agreement, governing Hedge Transactions entered into between Avalon Energy and Hedge Provider; provided, however, that any ISDA Agreement among Avalon Energy and any Hedge Provider must not provide for any collateral or credit support other than as provided under the Security Documents. Avalon Energy may enter into Transactions (as defined in the ISDA Agreement) subject to the provisions of Confirmations (as defined in the ISDA Agreement). Notwithstanding any provision to the contrary, the provisions of this Loan Agreement, the Security Documents, the Guaranties, and all other Loan Documents shall remain in force until all Hedge Transactions have expired and all Hedge Liabilities have been satisfied in full, even though the Loans may have previously been paid in full and terminated.

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November 1, 2018

(c)          Security. Borrowers agree that the Security Documents and the Guaranties shall secure payment of all Hedge Liabilities. Borrowers and Lender hereby agree that the Hedge Liabilities and the other Secured Obligations shall rank pari passu and shall collectively be secured by the Security Documents on a pro rata basis. The benefit of the Security Documents and of the provisions of this Loan Agreement relating to the collateral shall also extend to and be available to any Hedge Provider on a pro rata basis with respect to any Secured Obligations.

(d)          Termination. If and to the extent any Hedge Transaction is used in calculation of the Borrowing Base, such Hedge Transaction cannot be cancelled, liquidated, or “unwound” without the prior written consent of Lender.

(e)          Hedging Limitations. Borrowers shall not enter into any Hedge Transaction related to crude oil, natural gas, or other commodities, except hedging required by Lender and except for Hedge Transactions which meet the following requirements at the time entered into:

(i)          Hedge Transactions resulting in a fixed price or a cap or ceiling on the price to be received by Avalon Energy, involving in the aggregate at any time not more than eighty percent (80%) of Borrowers’ anticipated production from their proved developed producing oil and gas properties (as forecast in Lender’s most recent engineering valuation of Borrowers’ oil and gas properties) and calculated separately for crude oil, natural gas, and natural gas liquids; provided, however, that Avalon Energy may enter into Hedge Transactions resulting only in a floor price per barrel or mcf, involving in the aggregate at the time that a Hedge Transaction is executed not more than one hundred percent (100%) of Borrowers’ anticipated production from its proved developed producing oil and gas properties (as forecast in Lender’s most recent engineering valuation of Borrowers’ oil and gas properties); and

(ii)         Hedge Transactions that would not result in a fixed price or a cap or ceiling price per barrel or mcf lower than the base case price used by Lender in the most-recent engineering evaluation of Borrowers’ oil and gas properties, adjusted for variances between the hedging price and Borrowers’ actual product price as determined by Lender; and

(iii)        Hedge Transactions that include a “price floor” or comparable financial hedge or risk management agreement reasonably acceptable to Lender in all respects (including, without limitation, price and term); and

(iv)        Hedge Transactions that are each for a period not to exceed thirty-six (36) months; and

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November 1, 2018

(v)         Hedge Transactions where, in each case, the underlying contracts are with Hedge Provider, as counterparty, with a counter-party (or the parent entity thereof) approved in writing by Lender and who at the time the Hedge Transaction is made has long-term obligations (or whose credit support provider has long-term obligations) rated BBB+ or better by Standard & Poor’s Ratings Group or Baa1 or better by Moody’s Investors Services, Inc., or with a counter-party that is otherwise approved by Lender in writing; and

(vi)        Hedge Transactions that are not effective at concurrent or overlapping periods of time on the same volumes of production on both a physical and financial basis, unless the combined volumes are in compliance with the volume limitations set forth above; and

(vii)       Hedge Transactions with respect to which no margin account is established or maintained and which provide for no collateral security or posted collateral to be due from Borrowers under any circumstances, other than the security provided to Hedge Providers under the Security Documents; and

(viii)      Hedge Transactions that are otherwise in form, content, and substance reasonably acceptable to Lender.

Borrowers may enter into swaps, collars, floors, caps, options, corridors, or other contracts, as such terms are commonly known within the capital markets, which are intended to reduce or eliminate the risk of fluctuation in interest rates for the purpose and effect of fixing and capping interest rates on a principal amount of indebtedness of Borrowers; provided that (A) the floating rate index of each such contract generally matches the index used to determine the floating rates of interest on the corresponding indebtedness of Borrowers to be hedged by such contract and the interest rate exposure would not cause the notional amount of all such Hedge Transactions then in effect for the purpose of hedging interest rate exposure to exceed seventy-five percent (75%) of the total consolidated funded indebtedness of Borrowers projected to be outstanding for any period covered by such Hedge Transaction, and (B) Borrowers shall not establish or maintain any margin accounts with respect to such contracts.

(f)           Required Hedge Transactions. On or before fifteen (15) days after the date of this Loan Agreement, and thereafter within thirty (30) days after the due date for each Reserve Report, Avalon Energy will have entered into Hedge Transactions covering crude oil and natural gas meeting the following requirements: (i) Hedge Transactions involving in the aggregate at least seventy-five percent (75%) of Borrowers’ anticipated production from their proved developed producing oil and gas properties (as forecast in Lender’s most-recent engineering valuation of Borrowers’ oil and gas properties); (ii) Hedge Transactions for a period of not less than thirty-six (36) months; (iii) Hedge Transactions resulting in a fixed price or floor price per barrel or mcf reasonably acceptable to Lender; and (iv) Hedge Transactions that are assignable to Lender as additional security for the Secured Obligations.

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November 1, 2018

(g)          Speculation. Borrowers shall not invest for speculative purposes in any Hedge Transactions or in any other options, futures, or derivatives.

(h)          Additional Collateral. If a Hedge Transaction is entered into with a counter-party other than a Hedge Provider, Borrowers shall, if requested by Lender, collaterally assign and pledge in favor of Lender a first-priority continuing security interest in the applicable trading account and the Hedge Transactions as additional security for the Secured Obligations. In connection therewith, Borrowers shall execute and deliver to Lender such security agreements, control agreements, and financing statements as deemed appropriate by Lender to create and perfect the continuing security interest therein.

5.           Conditions Precedent. (a) The obligation of Lender to make the initial advance on the Revolving Loan is subject to Borrowers’ satisfaction, in Lender’s sole discretion, of the following conditions precedent:

(1)         Borrowers shall be in compliance in all material respects with all existing obligations, there shall be no default at closing or any funding on any existing obligations, and all representations and warranties in connection with existing obligations must be true in all material respects.

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November 1, 2018

(2)         the negotiation, execution, and delivery of Loan Documents in Proper Form, including, but not limited to, the following:

(i)          this Loan Agreement;

(ii)         the Revolving Note;

(iii)        the Deed of Trust;

(iv)        the Security Agreements;

(v)         the Pledge;

(vi)        the Borrowing Resolutions; and

(vii)       Reg U form.

(3)         the negotiation, execution, and delivery of a control agreement in Proper Form covering the Pledged Account and the signed Transfer of Ownership form from SandRidge Permian Trust to Avalon Energy, and within ten (10) business days after such initial advance, Borrowers shall provide evidence satisfactory to Lender that the Pledged Units have been delivered into the Pledged Account.

(4)         satisfactory evidence that Lender holds perfected liens and security interests in all collateral for the Secured Obligations, subject to no other liens or security interests other than the Permitted Liens (as defined below).

(5)         receipt and satisfactory review by Lender of a Reserve Report for the Borrowing Base properties.

(6)         there shall not exist any condition, change, fact, event, circumstance, or effect that, individually or in the aggregate, has caused or would reasonably be expected to cause a material adverse change in (i) the financial condition, business, assets, properties, liabilities (actual and contingent), operations or results of operations of Borrowers, (ii) the ability of Borrowers to own their assets and conduct business in the ordinary course as presently owned and conducted, or (iii) the ability of Borrowers to perform their obligations under or consummate the transactions contemplated by the Loan Documents (collectively “Material Adverse Change”).

(7)         There being no order or injunction or other pending or threatened litigation in which there is a reasonable possibility, in Lender’s judgment, of a decision which would result in a Material Adverse Change.

(8)         Lender shall have completed and approved a review of title to, and the status of the environmental condition of, a number of Borrowers’ oil and gas properties, included within the Borrowing Base covering at least eighty percent (80%) of the aggregate allocated value under the SandRidge PSA, and the results of such review shall be reasonably acceptable to Lender in its sole discretion.

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November 1, 2018

(9)         Lender’s receipt and review, with results reasonably satisfactory to Lender and its counsel, of information regarding litigation, tax, accounting, insurance, pension liabilities (actual or contingent), real estate leases, material contracts, debt agreements, property ownership, and contingent liabilities of Borrowers.

(10)       Borrowers shall not have entered into any Hedge Transaction, and no Hedge Transaction shall exist, covering crude oil, natural gas, or other commodities, except for Hedge Transactions that would not result in a price per barrel or mcf lower than the base case price used by Lender in the most-recent engineering evaluation of Borrowers’ oil and gas properties, adjusted for variances between the hedging price and Borrowers’ actual product price as determined by Lender (in its sole discretion).

(11)       Lender’s receipt and review of a copy of the executed Assignments into Avalon Energy covering the Mortgaged Properties and other oil and gas properties and the assignment into Avalon Energy covering the Pledged Units, pursuant to the SandRidge PSA.

(12)       Lender’s receipt and review of a certification of Borrowers that (i) Borrowers are concurrently consummating the acquisition contemplated by the SandRidge PSA,

(ii) all material conditions precedent to the closing of the sale have been satisfied in all material respects by Borrowers and seller, (iii) specifies any properties or interests that have been excluded from the sale and the basis for the exclusion, and (iv) specifies any title curative or environmental remediation with respect to the acquired properties or interests that remains unsatisfied.

(13)       Borrowers’ establishment of operating accounts with Lender.

(14)       Borrowers shall deliver legal opinions in Proper Form, from Borrowers’ counsel, regarding Borrowers’ authority, the enforceability of the Loan Documents, and other matters reasonably required by Lender.

(15)       Borrowers shall deliver certificates of the appropriate government officials of the state of incorporation or organization of Borrowers as to the existence and good standing of Borrowers , each dated within ten (10) days prior to the date of this Loan Agreement.

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November 1, 2018

(b)         Lender will not be obligated to make the Loans or any subsequent advance on the Loans or issue any Letter of Credit, if, prior to the time that a loan or advance is made or a Letter of Credit is issued, (i) there has been any Material Adverse Change, (ii) any representation or warranty made by Borrowers in this Loan Agreement or the other Loan Documents is untrue or incorrect in any material respect as of the date of the advance or loan, (iii) Lender has not received all Loan Documents appropriately executed by Borrowers and all other proper parties, (iv) Lender has requested that Borrowers execute additional loan or security documents and those documents have not yet been properly executed, delivered, and recorded, (v) Borrowers are not in compliance in all material respects with the Borrowing Base and all reporting requirements, or (vi) an Event of Default (as defined below) exists.

6.           Representations and Warranties. Each of Borrowers hereby represents and warrants to Lender as follows:

(a)          The execution, delivery, and performance of this Loan Agreement, the Notes, the Security Documents, and all of the other Loan Documents have been duly authorized by the board of managers of Avalon Energy, LLC, and by the sole member of Avalon TX Operating, LLC, and this Loan Agreement, the Notes, the Security Documents, and all of the other Loan Documents constitute legal, valid, and binding obligations of each Borrower, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

(b)          The execution, delivery, and performance of this Loan Agreement, the Notes, the Security Documents, and the other Loan Documents, and the consummation of the transaction contemplated, do not require the consent, approval, or authorization of any third party and do not and will not conflict with, result in a violation of, or constitute a default under (i) any provision of each Borrower’s company agreement or any other agreement or instrument binding upon Borrowers, or (ii) any law, governmental regulation, court decree, or order applicable to Borrowers;

(c)          (i) each Borrower is a limited liability company, existing in good standing under the laws of the State of Texas, and has the limited liability company power and authority to consummate the transactions contemplated by the Loan Documents;

(d)          Each financial statement of Borrowers hereafter supplied to Lender will be prepared in accordance with generally accepted accounting principles in effect on the date such statement was prepared, consistently applied (“GAAP”), in Proper Form, and truly discloses and fairly presents in all material respects Borrowers’ financial condition as of the date of each such statement, and there has been no Material Adverse Change subsequent to the date of the most recent financial statement supplied to Lender;

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November 1, 2018

(e)          There are no actions, suits, or proceedings pending or, to Borrowers’ knowledge, threatened against or affecting Borrowers, the Pledged Units, or the Mortgaged Properties, before any court or governmental department, commission, or board, which would reasonably be expected to cause a Material Adverse Change;

(f)          Borrowers have filed all material federal, state, and local tax reports and returns required by any law or regulation to be filed and have either duly paid all taxes, duties, and charges indicated due on the basis of such returns and reports, or made adequate provision for the payment thereof, and the assessment of any material amount of additional taxes in excess of those paid and reported is not reasonably expected;

(g)          Each Borrower is in compliance in all material respects with all applicable provisions of the Employee Retirement Income Security Act of 1974, as amended or recodified from time to time (“ERISA”); each Borrower has not violated in any material respect any provision of any “defined benefit plan” (as defined in ERISA) maintained or contributed to by Borrower (each a “Plan”); no “Reportable Event” as defined in ERISA exists with respect to any Plan initiated by Borrowers, unless the reporting requirements have been waived by the Pension Benefit Guaranty Corporation; and each Borrower has met its minimum funding requirements under ERISA with respect to each Plan;

(h)          Borrowers have disclosed to Lender all agreements affecting Borrowers’ oil and gas properties or its operations that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Change;

(i)           Borrowers certify that Schedule 1 sets forth a true and correct organizational chart and list of all Subsidiaries owned by Borrowers indicating the ownership in each;

(j)           Schedule 2 sets forth, as of the date of this Loan Agreement, a true and complete list of all existing ISDA Agreements and Hedge Transactions of Borrowers, the material terms thereof (including the type, term, effective date, termination date, and notional volumes and prices), the net mark-to-market value thereof, all credit support agreements relating thereto (including any margin required or supplied), and the counter-party to each such Hedge Transactions; and

(k)          The purpose of any Hedge Transaction entered into or executed in connection with this Loan Agreement is to hedge commodity price risks incidental to Borrowers’ business and arising from potential changes in the price of such commodity; and each Hedge Transaction entered into or executed in connection with this Loan Agreement mitigates against the risk of repayment of the Revolving Loans and is not for the purpose of speculation; and

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November 1, 2018

(l)           (i)            Each Borrower is not in violation in any material respect of any laws relating to terrorism or money laundering, including Executive Order No. 13224 and the USA Patriot Act (collectively “Anti-Terrorism Laws”) or knowingly engaging in or conspiring to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law.

(ii)         Each Borrower is not any of the following (each a “Blocked Person”): (A) a person or entity that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224; (B) a person or entity owned or controlled by, or acting for or on behalf of, any person or entity that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224; (C) a person or entity with which any bank or other financial institution is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law; (D) a person or entity that commits, threatens or conspires to commit or supports “terrorism” as defined in Executive Order No. 13224; or (E) a person or entity who is affiliated with any person or entity covered by this Subsection.

(iii)        Each Borrower does not (A) conduct any business or engage in making or receiving any contribution of funds, goods, or services to or for the benefit of any Blocked Person, or (B) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224.

(iv)        Each Borrower is not in violation of any rules or regulations promulgated by the Office of Foreign Asset Controls (“OFAC”) or of any economic or trade sanctions or administered and enforced by OFAC, or is not conspiring to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any rules or regulations promulgated by OFAC; and

(m)         There are no restrictions applicable to the sale or liquidation of the Pledged Units, other than rules and regulations of the United States Securities and Exchange Commission and the Securities Commission of the State of Texas applicable to a holder of 25% or more of a publically-traded security.

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November 1, 2018

7.           Covenants. Until the Loans, the Hedge Liabilities, and all other Secured Obligations are fully paid and satisfied, no Letters of Credit are outstanding, and any commitment of Lender under this Loan Agreement is terminated, each of Borrowers shall, unless Lender otherwise consents in writing:

(a)          (i) Maintain its existence in good standing in the state of its formation, maintain its authority to do business in all other states in which it is required to qualify and maintain full legal capacity to perform all its obligations under this Loan Agreement and the Loan Documents, (ii) continue to operate its business as presently conducted in compliance in all material respects with all applicable laws, permits, and authorizations and preserve and maintain the rights, licenses, permits, privileges, and franchises material to the conduct of its business, (iii) not permit a material change in its ownership, control, or management, (iv) not permit its dissolution, liquidation, or other termination of existence or forfeiture of right to do business, (v) not form any Subsidiary without notifying Lender in writing at least ten (10) days in advance, (vi) not permit a merger or consolidation (unless a Borrower is the surviving entity), (vii) not acquire all or substantially all of the assets of any other entity without first notifying Lender in writing at least ten (10) days in advance, and (viii) not amend any Borrower’s company agreement, in a manner that is adverse to the Lender in any material respect, without the prior written consent of Lender.

(b)         Manage the Mortgaged Properties in an orderly and efficient manner consistent with good business practices, and perform and comply in all material respects with all laws, statutes, rules, regulations, and ordinances imposed by any governmental unit upon the Mortgaged Properties, Borrowers, or their operations, except where the failure to do so would not reasonably be expected to result in a Material Adverse Change, including, without limitation, (i) the Natural Gas Policy Act of 1978, (ii) all environmental laws, and (iii) all permits, licenses, registrations, approvals, and authorizations (x) related to any natural or environmental resource or media located on, above, within, related to or affected by any Mortgaged Properties, (y) required for the performance of the operations of Borrowers , or (z) applicable to the use, generation, handling, storage, treatment, transport, or disposal of any hazardous substances; use its best efforts to cause all employees, agents, contractors, subcontractors, while such are acting within the scope of their relationship with Borrowers , to comply with all such laws as may be necessary or appropriate to enable Borrowers to so comply; and not do anything or permit anything to be done that would subject any of the Mortgaged Properties to any remedial obligations under any environmental law, assuming disclosure to applicable governmental authorities of all relevant facts, conditions, and circumstances.

(c)         Maintain insurance as customary in the industry, including but not limited to, casualty, comprehensive property damage, and commercial general liability, and other insurance, including worker’s compensation (if necessary to comply with law), naming Lender as an additional insured and a loss payee, as applicable, and containing provisions prohibiting their cancellation without prior written notice to Lender, and provide Lender with evidence of the continual coverage of those policies prior to the lapse of any policy.

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November 1, 2018

(d)          Not sell, assign, transfer, or otherwise dispose of all or any interest in the Mortgaged Properties, any oil and gas properties included in the Borrowing Base, the Pledged Units, or any other material assets, except for (i) the sale of hydrocarbons in the ordinary course of business, (ii) farmouts of undeveloped acreage and/or depths and assignments in connection with such farmouts, (iii) the sale or transfer of equipment that is no longer necessary for the business of Borrowers or that is replaced by equipment of at least comparable value and use, (iv) the sale of oil and gas properties having an aggregate present value according to the Reserve Report used for the most-recent Borrowing Base redetermination less than five percent (5%) of the most-recent Borrowing Base per fiscal year, (v) the sale of oil and gas properties having an aggregate present value according to the Reserve Report used for the most-recent Borrowing Base redetermination in excess of five percent (5%) of the most-recent Borrowing Base per fiscal year, with the prior written consent of Lender, provided that Lender shall not unreasonably withhold its consent for any sale, farmout, farmin, or other disposition of any oil and gas properties or any interest therein, so long as: (x) the net sales proceeds received by Borrowers are equal to or greater than the net present value of the proved developed producing oil and gas reserves attributable to such properties or interest, as of the most recent redetermination date (scheduled or otherwise) discounted at Lender’s standard discount rate; (y) any resulting Borrowing Base deficiency after exclusion of the sale properties from the Borrowing Base is immediately eliminated by a single lump sum payment, notwithstanding the installment cure provided in Subsection (b) of Section 3; and (z) there is no existing Event of Default, (vi) the sale of Pledged Units having an aggregate market value less than five percent (5%) of the most-recent Borrowing Base per fiscal year, and (vii) the sale of Pledged Units having an aggregate market value in excess of five percent (5%) of the most-recent Borrowing Base per fiscal year, with the prior written consent of Lender, provided that Lender shall not unreasonably withhold its consent for any disposition of Pledged Units, so long as any resulting Borrowing Base deficiency after exclusion of the Pledged Units from the Borrowing Base is immediately eliminated by a single lump sum payment, notwithstanding the installment cure provided in Subsection (b) of Section 3 and there is no existing Event of Default.

(e)          Promptly inform Lender of (i) any Material Adverse Change, (ii) all litigation and claims which would reasonably be expected to cause a Material Adverse Change,

(iii) all actual or contingent material liabilities of Borrower, (iv) any change in name, identity, or structure of any of Borrowers, and iv) any material uninsured or partially insured loss, or any material insured loss, of any collateral through fire, theft, liability, or property damage.

(f)          Maintain Borrowers’ books and records in accordance with GAAP, and permit Lender to examine, audit, and make and take away copies or reproductions of Borrowers’ books and records, reasonably required by Lender, at all reasonable times; and permit such persons as Lender may designate at reasonable times to visit and inspect the Mortgaged Properties and examine all records with respect to the Mortgaged Properties; and pay for the reasonable cost of such examinations, audits, and inspections required by Lender.

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November 1, 2018

(g)          Pay and discharge when due all material indebtedness and obligations, including without limitation, all assessments, taxes, governmental charges, levies, and liens, of every kind and nature, imposed upon Borrowers, the Pledged Units, or the Mortgaged Properties, prior to the date on which penalties would attach, and all lawful claims that, if unpaid, might become a lien or charge upon the Pledged Units or the Mortgaged Properties, income, or profits, and pay all trade payables and other current liabilities incurred in the ordinary course of business within ninety (90) days of their due date; provided, however, Borrowers will not be required to pay and discharge any such indebtedness, obligation, payable, assessment, tax, charge, levy, lien, or claim, so long as (i) the same shall be contested in good faith by appropriate judicial, administrative, or other legal proceedings, and (ii) Borrowers have established adequate reserves with respect to such contested indebtedness, obligation, payable, assessment, tax, charge, levy, lien, or claim in accordance with GAAP.

(h)          Not directly or indirectly create, incur, assume, or permit to exist any indebtedness (including guaranties), secured or unsecured, absolute or contingent, except for the following (the “Permitted Debt”): (i) the indebtedness to Lender, (ii) any trade payables, taxes, and current liabilities incurred in the ordinary course of business, (iii) the existing indebtedness disclosed in Schedule 3 attached, (iv) obligations related to Hedge Transactions permitted by this Loan Agreement, (v) purchase money loans, capital leases, and construction loans in an amount outstanding not to exceed $250,000.00 in the aggregate at any time, and (vi) additional indebtedness not to exceed $350,000.00 in the aggregate.

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November 1, 2018

(i)           Not mortgage, collaterally assign, hypothecate, pledge, or encumber, and not create, incur, or assume any lien or security interest on or in, the Mortgaged Properties (or any interest in the Mortgaged Properties), any oil and gas properties included in the calculation of the Borrowing Base, the Pledged Units, or any of Borrowers’ property or assets, except the following (collectively the “Permitted Liens”): (i) those in favor of Lender; (ii) those existing and disclosed to Lender in Schedule 3 attached; (iii) liens for taxes, assessments, or other governmental charges or levies which are not delinquent or which are being contested in good faith by appropriate action and for which adequate reserves have been maintained in accordance with GAAP; (iv) statutory landlord’s liens, operators’, vendors’, carriers’, warehousemen’s, repairmen’s, mechanics’, suppliers’, workers’, materialmen’s, construction or other like liens arising by operation of law in the ordinary course of business or incident to the exploration, development, operation, and maintenance of oil and gas properties, each of which is in respect of obligations that are not delinquent or which are being contested in good faith by appropriate action and for which adequate reserves have been maintained in accordance with GAAP; (v) liens in connection with workers’ compensation, unemployment insurance or other social security, or pension obligations, which are not delinquent or which are being contested in good faith by appropriate action and for which adequate reserves have been maintained in accordance with GAAP; (vi) purchase money security interests, capital leases, or construction liens that attach solely to the asset acquired, leased, or constructed, that secure indebtedness in an amount equal to or less than the cost and the fair market value of the asset acquired, leased, or constructed, and that are in an aggregate amount permitted as Permitted Debt; (vii) contractual liens that arise in the ordinary course of business under or in connection with real property leases, operating agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, transportation, or exchange of oil and natural gas, unitization and pooling declarations and agreements, area of mutual interest agreements, overriding royalty agreements, marketing agreements, processing agreements, development agreements, gas balancing or deferred production agreements, injection, repressuring, and recycling agreements, salt water or other disposal agreements, seismic or other geophysical permits or agreements, and other agreements which are usual and customary in the oil and gas business and are for claims which are not delinquent or which are being contested in good faith by appropriate action and for which adequate reserves have been maintained in accordance with GAAP, provided that any such lien referred to in this clause does not materially impair the use of the property covered by such lien for the purposes for which such property is held by Borrowers or materially impair the value of such property subject thereto; (viii) liens relating to banker’s liens, rights of set-off, or similar rights and remedies and burdening only deposit accounts or other funds maintained with a depository institution, provided that no such deposit account is a dedicated cash collateral account or is subject to restrictions against access by the depositor, and no such deposit account is intended by Borrowers to provide collateral to the depository institution; (ix) easements, restrictions, servitudes, permits, conditions, covenants, exceptions, or reservations for the purpose of roads, pipelines, transmission lines, transportation lines, distribution lines for the removal of oil, gas, or other like purposes, or for the joint or common use of real estate, rights of way, facilities and equipment, that do not secure any monetary obligations and which in the aggregate do not materially impair the use of such property for the purposes of which such property is held by Borrowers or materially impair the value of such property subject thereto; (x) liens on cash or securities pledged to secure performance of tenders, surety and appeal bonds, government contracts, performance and return of money bonds, bids, trade contracts, leases, statutory obligations, regulatory obligations and other obligations of a like nature incurred in the ordinary course of business; (xi) liens arising under Uniform Commercial Code financing filings regarding operating leases which are not synthetic leases entered into by Borrowers in the ordinary course of business covering only the property under such lease; and (xii) judgment and attachment liens not giving rise to an Event of Default, provided that any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired and no action to enforce such lien has been commenced; provided, further that liens described above shall remain “Permitted Liens” only for so long as no action to enforce such lien has been commenced and no intention to subordinate the first-priority lien granted in favor of the Lender is to be hereby implied or expressed by the existence of such Permitted Liens.

Avalon Energy, LLC, et al
November 1, 2018

(j)           Not make any loans, advances, dividends, or other distributions to any party, including without limitation, shareholders, officers, directors, partners, joint venturers, members, managers, relatives, or affiliates, or any profit sharing or retirement plan, except so long as there is not an Event of Default existing, no Event of Default will be caused by the distribution, and there is no Borrowing Base deficiency, Borrowers may distribute to their respective members the following (the “Permitted Distributions”): (i) an amount equal annually to their tax liability incurred as a result of their ownership in Borrowers, (ii) loans, advances, dividends, other distributions, or Permitted Investments (as defined below) funded only from, and limited to fifty percent (50%) of, Excess Cash Flow (as defined below), and (iii) such other amounts as Lender in its discretion shall hereafter approve in writing. “Excess Cash Flow” means EBITDAX (as defined below) but calculated only for the fiscal quarter, minus, without duplication and to the extent deducted in the calculation of EBITDAX for the fiscal quarter, (1) interest expense, (2) any principal payments required on the Revolving Loan, (3) all capital expenditures; and provided, however, that the mark-to-market values for Hedge Transactions in accordance with Accounting Standards Codification Topic 815 (“FASB ASC 815”) shall be excluded from this cash flow calculation until such time as the gains or losses from the Hedge Transactions are actually realized or the Hedge Transactions expire.

(k)          Not purchase, acquire, redeem, or retire any stock or other ownership interest in Borrowers; and not permit any transaction or contract with any affiliates or related parties, except at arm’s length and on market terms.

(l)           Maintain its primary depository accounts and principal banking relationship and treasury management services with Lender.

(m)         None of the proceeds of the Revolving Loan, nor any Letter of Credit issued hereunder, will be used, directly or indirectly, for the purpose, whether immediate, incidental, or ultimate, of purchasing or carrying any “margin stock” as defined in Regulation U of the Board of Governors of the Federal Reserve System as in effect from time to time.

(n)          INDEMNIFY LENDER AND LENDER’S AFFILIATES AND THEIR RESPECTIVE EMPLOYEES, AGENTS, SHAREHOLDERS, DIRECTORS, AND OFFICERS (“LENDER PARTIES”) AGAINST ALL LOSSES, LIABILITIES, WITHHOLDING AND OTHER TAXES, CLAIMS, DAMAGES, OR EXPENSES RELATING TO THE LOANS, THE LOAN DOCUMENTS, OR THE MORTGAGED PROPERTIES, THE PLEDGED UNITS, OR BORROWERS’ USE OF THE LOAN PROCEEDS, INCLUDING BUT NOT LIMITED TO ATTORNEYS AND OTHER PROFESSIONAL FEES AND SETTLEMENT COSTS, BUT EXCLUDING, HOWEVER, THOSE CAUSED SOLELY BY OR RESULTING SOLELY FROM ANY GROSS NEGLIGENCE OR WILLFUL MISCONDUCT BY ANY LENDER PARTY AS DETERMINED BY A FINAL AND NON-APPEALABLE ORDER BY A COURT OF COMPETENT JURISDICTION; AND THIS INDEMNITY SHALL SURVIVE THE TERMINATION OF THIS LOAN AGREEMENT.

Avalon Energy, LLC, et al
November 1, 2018

(o)         Comply in all material respects with all applicable provisions of ERISA, not violate any provision of any Plan, meet its minimum funding requirements under ERISA with respect to each Plan, and notify Lender promptly in writing of the occurrence and nature of any Reportable Event or Prohibited Transaction, each as defined in ERISA, or any funding deficiency with respect to any Plan.

(p)         Not (i) conduct any business or engage in any transaction or dealing with any Blocked Person, including the making or receiving of any contribution of funds, goods, or services to or for the benefit of any Blocked Person; (ii) deal in, or otherwise engage in any transaction relating to, any properties or assets or interests in properties or assets blocked pursuant to Executive Order No. 13224; or (iii) engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, (x) any of the prohibitions set forth in Executive Order No. 13224 or the USA Patriot Act, or (y) any prohibitions set forth in the rules or regulations issued by OFAC.

(q)         If Borrowers now or hereafter acquire any Subsidiary or own any issued and outstanding capital stock, partnership, or membership interests of any Subsidiaries, Borrowers shall sign and deliver to Lender within fifteen (15) days a pledge agreement in Proper Form, creating a first-priority security interest covering the issued and outstanding capital stock, ownership, partnership, or membership interests of all existing and hereafter acquired Subsidiaries, and Borrowers shall cause the Subsidiary to sign and deliver to Lender within fifteen (15) days a guaranty in Proper Form, guaranteeing payment of the Secured Obligations.

(r)          Limit all investments to the following (the “Permitted Investments”): (i) direct investments in oil and gas properties and related equipment, (ii) investments in wholly-owned Subsidiaries engaged in the oil and gas business, (iii) the Pledged Units, (iv) deposits, money-market accounts, and certificates of deposit maintained with Lender, (v) readily-marketable direct obligations of the United States of America, (vi) fully-insured time deposits and certificates of deposit with maturities of one (1) year or less of any other commercial bank operating in the United States having capital and surplus in excess of $400,000,000, (vii) commercial paper of a domestic issuer if at the time of purchase such paper is rated in one of the two highest ratings categories of Standard and Poor’s Corporation or Moody's Investors Service, and (viii) other investments approved in writing by Lender.

(s)          Execute and deliver, or cause to be executed and delivered, within ten (10) days of Lender’s written request, any and all other agreements, instruments, or documents which Lender may reasonably request in order to give effect to the transactions contemplated under this Loan Agreement and the Loan Documents, and to grant, perfect, and maintain liens and security interests on or in the Pledged Units and the Mortgaged Properties and related collateral, and promptly cure any defects in the execution and delivery of any Loan Documents.

Avalon Energy, LLC, et al
November 1, 2018

8.           Financial Covenants. Until the Loans, the Hedge Liabilities, and all other Secured Obligations are fully paid and satisfied, no Letters of Credit are outstanding, and any commitment of Lender under this Loan Agreement is terminated, Borrowers shall, unless Lender otherwise consents in writing, maintain the following financial covenants:

(a)          Maintain at the end of each fiscal quarter, commencing with the fiscal quarter ending December 31, 2018, a Current Ratio greater than or equal to 1.0 to 1.0. “Current Ratio” is defined as the ratio of (i) the consolidated current assets of Borrowers and all consolidated Subsidiaries, plus availability on the Revolving Loan, divided by (ii) the consolidated current liabilities of Borrowers and all consolidated Subsidiaries (excluding current maturities of long-term debt); provided, however, that the mark-to-market values for Hedge Transactions in accordance with FASB ASC 815 shall be excluded from this calculation until such time as the gains or losses from the Hedge Transactions are actually realized or the Hedge Transactions expire.

(b)          Maintain at the end of each fiscal quarter, commencing with the fiscal quarter ending December 31, 2018, a Senior Funded Debt to EBITDAX Ratio less than or equal to 3.5 to 1.0. As used in the Loan Agreement, the following terms have the meanings assigned:

(i)          “Senior Funded Debt to EBITDAX Ratio” is defined as the ratio of (i) the total consolidated principal amount outstanding on all indebtedness for borrowed money of Borrowers and all consolidated Subsidiaries, including the Revolving Loan, divided by (ii) EBITDAX.

(ii)         “EBITDAX” is defined as the sum of the consolidated net income of Borrowers and all consolidated Subsidiaries for the Test Period, plus, without duplication and to the extent deducted in the calculation of net income for the Test Period, (1) consolidated income taxes paid or accrued, (2) consolidated interest expense and Letter of Credit fees, (3) consolidated depletion, depreciation, amortization, and other non-cash charges, (4) consolidated intangible drilling costs and workover expenses, (5) consolidated oil and gas exploration expense, including dry hole and plugging and abandonment expense, (6) other consolidated non- cash losses or charges (or minus any gains), minus consolidated gains from the sale of assets (or plus losses from the sale of assets) for the Test Period; provided, however, that (1) the mark-to- market values for Hedge Transactions in accordance with FASB ASC 815 shall be excluded from this calculation until such time as the gains or losses from the Hedge Transactions are actually realized or the Hedge Transactions expire; and (2) EBITDAX from acquisitions may only be included in this covenant after Lender has reviewed and approved pro-forma financial statements demonstrating the effect of the acquisition.

Avalon Energy, LLC, et al
November 1, 2018

(iii)        “Test Period” is defined as (1) for the fiscal quarter ending December 31, 2018, the fourth fiscal quarter 2018 annualized, (2) for the fiscal quarter ending March 31, 2019, the fourth fiscal quarter 2018 and the first fiscal quarter 2019 annualized, (3) for the fiscal quarter ending June 30, 2019, the fourth fiscal quarter 2018 and the first and second fiscal quarters 2019 annualized, and (4) for the fiscal quarter ending September 30, 2019, and each fiscal quarter thereafter, the prior four fiscal quarters on a rolling basis.

(c)          Maintain at the end of each fiscal quarter, commencing with the fiscal quarter ending December 31, 2018, an Interest Coverage Ratio greater than or equal to 2.5 to 1.0. As used in the Loan Agreement, the following terms have the meanings assigned:

(i)          “Interest Coverage Ratio” is defined as the ratio of (i) the sum of EBITDAX for the Test Period, divided by (ii) consolidated interest expense of Borrowers and all consolidated Subsidiaries for the Test Period.

Unless otherwise specified, all accounting and financial terms and covenants set forth above are to be determined according to GAAP, consistently applied.

9.          Reporting Requirements. Until the Loans, the Hedge Liabilities, and all other Secured Obligations are fully paid and satisfied, no Letters of Credit are outstanding, and any commitment of Lender under this Loan Agreement is terminated, each of Borrowers shall, unless Lender otherwise consents in writing, furnish to Lender in Proper Form:

(a)          As soon as available, and in any event within one hundred twenty (120) days of the end of each fiscal year, annual financial statements for Borrowers , on a consolidated basis, consisting of at least a balance sheet, an income statement, a statement of cash flows, and a statement of changes in owners’ equity, audited by an independent certified public accounting firm reasonably acceptable to Lender and certified by an authorized officer of Borrowers (i) as being true and correct in all material aspects to the best of such officer’s knowledge, (ii) as fairly reporting in all material respects the financial condition of Borrowers , on a consolidated basis, as of the close of the fiscal year and the results of their operations for the year, and (iii) as having been prepared in accordance with GAAP;

(b)          As soon as available, and in any event within sixty (60) days of the end of each fiscal quarter, quarterly financial statements for Borrowers , on a consolidated basis, consisting of at least a balance sheet, an income statement, a statement of cash flows, and a statement of changes in owners’ equity, for the quarter and for the period from the beginning of the fiscal year to the close of the quarter, certified by an authorized officer of Borrowers (i) as being true and correct in all material aspects to the best of such officer’s knowledge, (ii) as fairly reporting in all material respects the financial condition of Borrowers , on a consolidated basis, as of the close of the fiscal quarter and the results of their operations for the quarter, and (iii) as having been prepared in accordance with GAAP, subject to normal year-end adjustments and the absence of footnotes;

Avalon Energy, LLC, et al
November 1, 2018

(c)          With the quarterly and annual financial statements required above, a quarterly compliance certificate in the form of Exhibit C attached, signed by an authorized officer of Borrowers and certifying compliance with the financial covenants and other matters in this Loan Agreement;

(d)         On or before February 1 of each year, a reserve report dated as of the prior December 31, prepared by an independent petroleum engineer reasonably acceptable to the Lender, on or before August 1 of each year, a reserve report dated as of the prior June 30, prepared by Borrowers, and within thirty (30) days of Lender’s request in connection with a special redetermination of the Borrowing Base, a current reserve report prepared by Borrowers , all reports to be prepared on a consistent basis in accordance with the customary standards and procedures of the petroleum industry, estimating the quantity of oil, gas, and associated hydrocarbons recoverable from the Mortgaged Properties and all of Borrowers’ oil and gas properties, and the projected income and expense attributable to the Mortgaged Properties and all of Borrowers’ oil and gas properties, including, without limitation, a description of reserves, net revenue interests and working interests attributable to the reserves, rates of production, gross revenues, operating expenses, ad valorem taxes, capital expenditures necessary to cause the Mortgaged Properties and all of Borrowers’ oil and gas properties to achieve the rate of production set forth in the report, net revenues and present value of future net revenues attributable to the reserves and production therefrom, a statement of the assumptions upon which the determinations were made and any other matters related to the operations of the Mortgaged Properties and all of Borrowers’ oil and gas properties and the estimated income therefrom;

(e)          Within thirty (30) days of filing, copies of Borrowers’ federal, state, and local income tax filings or returns, with all schedules, attachments, forms, and exhibits;

(f)          Within sixty (60) days after the end of each calendar quarter, a hedging report setting forth as of the last business day of such prior fiscal quarter end, a summary of Borrowers’ existing hedging positions under all Hedge Transactions (including physical and financial hedges, forward agreements or contracts of sale which provide for prepayment for deferred shipment or delivery of oil, gas, and other commodities), including the counterparties, type, term, effective date, termination date, and notional volumes and prices for such volumes, the hedged prices, interest rates, or exchange rates, as applicable, the current mark-to-market on each Hedge Transaction, and any new credit support agreements relating thereto not previously disclosed to Lender;

Avalon Energy, LLC, et al
November 1, 2018

(g)         Within ten (10) days of Lender’s request, Borrowers shall provide to Lender full and complete copies of all agreements, documents, and instruments not previously provided to Lender evidencing all existing Hedge Transactions and such other information regarding Hedge Transactions as Lender may reasonably request;

(h)         Within sixty (60) days of the end of each fiscal quarter, a quarterly production report for the prior fiscal quarter, on a lease-by-lease or unit basis, showing the gross proceeds from the sale of oil, gas, and associated hydrocarbons produced from the Mortgaged Properties, the quantity of oil, gas, and associated hydrocarbons sold, the severance, gross production, occupation, or gathering taxes deducted from or paid out of the proceeds, the lease operating expenses, intangible drilling costs, and capital expenditures, the number of wells operated, drilled, or abandoned, and such other information as Lender may reasonably request;

(i)           With the semi-annual Reserve Report required above and within thirty (30) days of Lender’s request, a gas balancing report, in Proper Form and duly certified by an authorized representative of Borrowers as being true and correct in all material aspects to the best of his or her knowledge;

(j)           At any time upon request by Lender and within thirty (30) days of any change thereafter, a list showing the name, address, telephone number, and contact of the first purchaser of production from or attributable to the Mortgaged Properties;

(k)          Within sixty (60) days after the end of each calendar quarter, copies of the account statements for the Pledged Account;

(l)           Within sixty (60) days of the beginning of each fiscal year, a cash flow, budget, and capital expenditure forecast for the fiscal year, in Proper Form;

(m)         Within ten (10) days after Borrowers learn of any such occurrence, a written report of any pending or threatened litigation which would reasonably be expected to cause a Material Adverse Change;

(n)          Within ten (10) days after Borrowers learn of any default under one or more Hedge Transactions that results in an obligation of Borrowers to make one or more material payments, written notice of the default and copies of all documentation relating to the default;

(o)          As soon as possible and in any event within ten (10) days after the occurrence of any Event of Default, or any event which, with the giving of notice or lapse of time or both, would constitute an Event of Default, the written statement of Borrowers setting forth the details of such Event of Default and the action which Borrowers propose to take with respect thereto; and

Avalon Energy, LLC, et al
November 1, 2018

(p)          Within ten (10) days of Lender’s written request, such other information respecting the condition and the operations, financial or otherwise, of Borrowers, the Pledged Units, and the Mortgaged Properties as Lender may from time to time reasonably request.

10.         Events of Default. (a) The occurrence at any time of any of the following events or the existence of any of the following conditions, and the expiration of any notice, cure, or grace periods expressly required under Subsection (b) of Section 11 below, shall be called an “Event of Default”:

(1)         Failure to make punctual payment when due of any sums owing on any of the Notes or any other Secured Obligations; or

(2)         Failure of any of the Obligated Parties (as defined below) to properly perform in all material respects any of the obligations, covenants, or agreements, contained in this Loan Agreement or any of the other Loan Documents; or any representation or warranty made by Borrowers proves to have been false, misleading, or erroneous in any material respect; or

(3)         A material default by Borrowers under any ISDA Agreement or with respect to any Hedge Liabilities; any termination event (as defined in the ISDA Agreement) exists; or the non-payment when due or the material breach by Borrowers or any Obligated Parties of any term, provision, or condition contained in any Hedge Transaction or any confirmation or other transaction consummated thereunder, whether or not Lender is a party thereto, in either case which is not cured within the applicable cure period, if any, therefore; or

(4)         If production payments for oil and gas produced from or attributable to Borrowers’ oil and gas properties are directed to any party other than the lockbox maintained by Lender following the establishment of the lockbox under Subsection (d) of Section 2 of this Loan Agreement, during the existence of any other Event of Default; or

(5)         A failure by Borrowers to resolve a Borrowing Base deficiency in accordance with Subsection (b) of Section 3 of this Loan Agreement; or

(6)         Levy, execution, attachment, sequestration, or other writ against any real or personal property, representing the security for the Secured Obligations to the extent such lien is not otherwise permitted hereunder; or

Avalon Energy, LLC, et al
November 1, 2018

(7)         The existence of any “Event of Default” under the Notes or any of the other Loan Documents, the Events of Default defined in the Notes and Loan Documents being cumulative to those contained in this Loan Agreement; or

(8)         Except as expressly permitted by this Loan Agreement, the transfer, whether voluntarily or by operation of law, of all or any portion of the Pledged Units or the Mortgaged Properties without obtaining Lender’s consent; or

(9)         The failure of any of the Obligated Parties to pay any money judgment in excess of $100,000.00, against that party before the expiration of thirty (30) days after the judgment becomes final; or

(10)       Any Borrower’s liquidation, termination of existence, merger or consolidation with another (unless a Borrower is the surviving entity), forfeiture of right to do business, or appointment of a trustee or receiver for any part of its property or the filing of an action seeking to appoint a trustee or receiver; or

(11)       The failure of any of the Obligated Parties to obtain dismissal within ninety (90) days of any involuntary proceeding filed against that party under any Debtor Relief Laws (as defined below); or

(12)       A filing by any of the Obligated Parties of a voluntary petition in bankruptcy, or taking advantage of any Debtor Relief Laws; or an admission by any of the Obligated Parties in writing of an inability to pay its or their debts as they become due; or

(13)       Any of the Obligated Parties revokes, or disputes the validity of or liability under, any of the Loan Documents, including any guaranty or security document.

(b)          The term “Obligated Parties” means Borrowers, or either of them, any other party liable, in whole or in part, for the payment of any of the Secured Obligations, whether as maker, endorser, guarantor, surety, or otherwise, and any party executing any deed of trust, mortgage, security agreement, pledge agreement, assignment, or other contract of any kind executed as security in connection with or pertaining to the Secured Obligations, the Notes, or the Loans. The term “Debtor Relief Laws” means any applicable liquidation, conservatorship, receivership, bankruptcy, moratorium, rearrangement, insolvency, reorganization, or similar laws affecting the rights or remedies of creditors generally, as in effect from time to time.

Avalon Energy, LLC, et al
November 1, 2018

11.         Remedies. (a) During the existence of any one or more of the foregoing Events of Default and the expiration of any notice, cure, or grace period required by Subsection (b) below, the entire unpaid principal balances of the Notes, together with all accrued but unpaid interest thereon, and all other Secured Obligations then owing by Borrowers to Lender, shall, at the option of Lender, become immediately due and payable without further presentation, demand for payment, notice of intent to accelerate, notice of acceleration or dishonor, protest or notice of protest of any kind, all of which are expressly waived by Borrowers provided during the existence of an Event of Default under Subsection (a)(11) or (a)(13) of Section 10, the entire principal balance of the Notes, and all accrued interest and other Secured Obligations, shall immediately become due and payable without any further notice or demand. Any and all rights and remedies of Lender pursuant to this Loan Agreement or any of the other Loan Documents may be exercised by Lender, at its option, during the existence of an Event of Default and the expiration of any notice, cure, or grace period required by Subsection (b) below. All remedies of Lender may be exercised singularly, concurrently, or consecutively, without waiver or election.

(b)          During the existence of any Event of Default described in Subsection (a)(1) of Section 10 above regarding payment of sums owing to Lender (other than principal payments), Borrowers shall have five (5) days grace after the due date in order to cure the Event of Default prior to acceleration of the Notes and exercise of any remedies. During the existence of any other Event of Default described in Subsection (a) of Section 10 above, Lender shall provide Borrowers with written notice of the Event of Default and Borrowers shall have twenty (20) days after notice in order to cure the Event of Default prior to acceleration of the Notes and exercise of any remedies; except Borrowers shall have no cure period for any voluntary filing by a Borrower under any Debtor Relief Laws, for any voluntary transfer of any portion of the Pledged Units or the Mortgaged Properties not permitted by Subsection (d) of Section 7 of this Loan Agreement, for any liquidation or termination of existence of either Borrower, for any default under Subsections (a)(5), (a)(8), or (a)(12) of Section 10, or for any Event of Default that is not capable of cure during that period, including, without limitation, breaches of any negative covenants or any financial covenants, and provided that Lender is not obligated to provide written notice of any Event of Default which Borrowers report to Lender, but Borrowers shall have the benefit of any applicable grace or cure period required herein.

(c)          All rights of Lender under the terms of this Loan Agreement shall be cumulative of, and in addition to, the rights of Lender under the other Loan Documents, and not in substitution or diminution of any rights now or hereafter held by Lender under the terms of any other agreement.

12.         Waiver and Amendment. Neither the failure nor any delay on the part of Lender to exercise any right, power, or privilege herein or under any of the other Loan Documents shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. No waiver of any provision in this Loan Agreement or in any of the other Loan Documents and no departure by Borrowers therefrom shall be effective unless the same shall be in writing and signed by Lender, and then shall be effective only in the specific instance and for the purpose for which given and to the extent specified in such writing. No modification or amendment to this Loan Agreement or to any of the other Loan Documents shall be valid or effective unless the same is signed by the party against whom it is sought to be enforced.

Avalon Energy, LLC, et al
November 1, 2018

13.         Savings Clause. Regardless of any provision contained in this Loan Agreement, the Notes, or any of the Loan Documents, it is the express intent of the parties that at no time shall Borrowers or any of the Obligated Parties pay interest in excess of the Maximum Rate (or any other interest amount which might in any way be deemed usurious), and Lender will never be considered to have contracted for or to be entitled to charge, receive, collect, or apply as interest on any of the Notes or the other Secured Obligations, any amount in excess of the Maximum Rate (or any other interest amount which might in any way be deemed usurious). In the event that Lender ever receives, collects, or applies as interest any such excess, the amount which would be excessive interest will be applied to the reduction of the principal balances of the Notes or the Secured Obligations, and, if the principal balances of the Notes and the Secured Obligations are paid in full, any remaining excess shall forthwith be paid to Borrowers. In determining whether the interest paid or payable exceeds the Maximum Rate (or any other interest amount which might in any way be deemed usurious), Borrowers and Lender shall, to the maximum extent permitted under applicable law: (i) characterize any non-principal payment (other than payments which are expressly designated as interest payments hereunder) as an expense or fee rather than as interest; (ii) exclude voluntary prepayments and the effect thereof; and (iii) amortize, pro rate, or spread the total amount of interest throughout the entire contemplated term of the Notes so that the interest rate is uniform throughout the term. The term “Maximum Rate” has the meaning assigned in the Revolving Note.

14.         Notices. Any notice or other communications provided for in this Loan Agreement shall be in writing and shall be given to the party at the address shown below:

Lender:	Washington Federal, National Association
Attention: Rusty Stehr, Vice President - Energy Lending
5420 LBJ Freeway, Suite 200
Dallas, Texas 75240
E-mail: rusty.stehr@wafd.com

Avalon Energy, LLC, et al
November 1, 2018

With a copy to counsel
for Lender:	Paul D. Bradford
Harris, Finley & Bogle, P.C.
777 Main Street, Suite 1800
Fort Worth, Texas 76102-5341
E-mail: pbradford@hfblaw.com

Borrowers:	Avalon Energy, LLC
Avalon TX Operating, LLC
Attention: William S. Montgomery, Jr.
5000 Quorum Drive, Suite 205
Dallas, Texas 75254
E-mail: monty@norfolktx.com

With a copy to counsel for
Borrowers:	Munsch, Hardt, Kopf & Harr, PC
Attention: W. Phillip Whitcomb
500 N. Akard Street, Suite 3800
Dallas, Texas 75201
E-mail: pwhitcomb@munsch.com

Any such notice or other communication shall be deemed to have been given on the day it is personally delivered or, if mailed, on the third day after it is deposited in an official receptacle for the United States mail, or, if by electronic mail, on the date it is received by the party, or, if by national overnight courier, on the next business day after deposit with such courier. Any party may change its address for the purposes of this Loan Agreement by giving notice of such change in accordance with this paragraph.

Avalon Energy, LLC, et al
November 1, 2018

15.        Governing Law; Venue; and Waivers.(a) THIS LOAN AGREEMENT, THE REVOLVING NOTE, THE SECURITY DOCUMENTS, THE GUARANTIES, AND EACH OTHER LOAN DOCUMENT, AND ALL MATTERS RELATING HERETO OR THERETO OR ARISING THEREFROM (WHETHER SOUNDING IN CONTRACT LAW, TORT LAW, OR OTHERWISE), SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES. EACH OF BORROWERS AND LENDER HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE COUNTY OF DALLAS, STATE OF TEXAS AND IRREVOCABLY AGREES THAT, SUBJECT TO LENDER’S ELECTION, ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS LOAN AGREEMENT, THE REVOLVING NOTE, THE SECURITY DOCUMENTS, THE GUARANTIES, OR THE OTHER LOAN DOCUMENTS SHALL BE LITIGATED IN SUCH COURTS. EACH OF BORROWERS AND LENDER EXPRESSLY SUBMITS AND CONSENTS TO THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS. EACH OF BORROWERS AND LENDER HEREBY WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE UPON BORROWERS AND LENDER BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO BORROWERS OR LENDER, RESPECTIVELY, AT THE ADDRESSES SET FORTH IN THIS LOAN AGREEMENT AND SERVICE SO MADE SHALL BE COMPLETE TEN (10) DAYS AFTER THE SAME HAS BEEN POSTED.

(b)          WAIVER OF JURY TRIAL. EACH OF BORROWERS AND LENDER HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS LOAN AGREEMENT, THE REVOLVING NOTE, THE SECURITY DOCUMENTS, THE GUARANTIES, OR THE OTHER LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

(c)          WAIVER OF SPECIAL DAMAGES. EACH OF BORROWERS AND LENDER HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, AND IRREVOCABLY WAIVES, TO THE MAXIMUM EXTENT IT MAY LAWFULLY AND EFFECTIVELY DO SO, ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION OR DISPUTE RELATED TO THIS LOAN AGREEMENT, THE REVOLVING NOTE, THE SECURITY DOCUMENTS, THE GUARANTIES, OR ANY OF THE LOAN DOCUMENTS, OR DIRECTLY OR INDIRECTLY AT ANY TIME ARISING OUT OF, UNDER OR IN CONNECTION WITH ANY TRANSACTION CONTEMPLATED THEREBY OR ASSOCIATED THEREWITH, ANY SPECIAL, CONSEQUENTIAL, EXEMPLARY, OR PUNITIVE DAMAGES (REGARDLESS OF HOW NAMED), OR DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES (collectively “Special Damages”).

Avalon Energy, LLC, et al
November 1, 2018

(d)          EACH OF BORROWERS AND LENDER ACKNOWLEDGES THAT THE AGREEMENTS AND WAIVER IN THIS SECTION 15 ARE A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS RELIED ON THE AGREEMENTS AND WAIVERS IN ENTERING INTO THIS LOAN AGREEMENT, THE REVOLVING NOTE, THE SECURITY DOCUMENTS, AND THE OTHER LOAN DOCUMENTS, AND THAT EACH WILL CONTINUE TO RELY ON THE AGREEMENTS AND WAIVERS IN THEIR RELATED FUTURE DEALINGS. EACH OF BORROWERS AND LENDER WARRANTS AND REPRESENTS THAT EACH HAS HAD THE OPPORTUNITY OF REVIEWING THESE AGREEMENTS AND WAIVERS WITH LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS AND SPECIAL DAMAGES.

16.         Miscellaneous. (a) This Loan Agreement shall be binding upon and inure to the benefit of Lender, Borrowers, , and their respective heirs, personal representatives, successors, and assigns; provided, however, that Borrowers may not, without the prior written consent of Lender, assign any rights, powers, duties, or obligations under this Loan Agreement or any of the other Loan Documents.

(b)          If any provision of this Loan Agreement or any other Loan Documents is held to be illegal, invalid, or unenforceable under present or future laws, such provision shall be fully severable and the remaining provisions of this Loan Agreement or any of the other Loan Documents shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance.

(c)          All covenants, agreements, undertakings, representations, and warranties made in this Loan Agreement and the other Loan Documents shall survive any closing hereunder.

(d)          All documents delivered by Borrowers to Lender must be in Proper Form.

(e)          Without limiting the effect of any provision of any Loan Document which provides for the payment of expenses and attorney’s fees during the existence of certain events, Borrowers shall pay all costs and expenses (including, without limitation, the reasonable attorney’s fees of Lender’s independent legal counsel) in connection with (i) the preparation of this Loan Agreement and the other Loan Documents, and any and all extensions, renewals, amendments, supplements, extensions, or modifications thereof, (ii) any action reasonably required in the course of administration of the Loans or the Secured Obligations, (iii) any costs for the review of each Reserve Report by Lender’s third-party independent petroleum engineering firm, (iv) resolution of any disputes with Borrowers related to the Loans, the Secured Obligations, or this Loan Agreement, and (v) any action in the enforcement of Lender’s rights upon the occurrence of an Event of Default.

Avalon Energy, LLC, et al
November 1, 2018

(f)           If there is a conflict between the terms of this Loan Agreement and the terms of any of the other Loan Documents, the terms of this Loan Agreement will control.

(g)          Lender shall have the right, with the consent of Borrowers (unless an Event of Default exists, in which case no consent is needed, which will not be unreasonably withheld, (i) to assign the Loans or commitment in its entirety and Borrowers and Lender shall be released from liability thereunder for actions, events, or conditions subsequent to that assignment, and (ii) to transfer or sell participations in the Loans or commitment with the transferability of voting rights limited to changes in Loan principal, interest rate, fees, and term; provided, however, that Lender shall have the right to make intercompany non-voting participations to its affiliates, without restriction or consent so long as Borrower shall only be obligated to pay Lender and perform for Lender, and Lender shall remain liable to pay Borrower and perform for Borrower, under the Loan and Loan Documents.

(h)          This Loan Agreement may be separately executed in any number of counterparts, each of which will be an original, but all of which, taken together, shall be deemed to constitute one agreement, and Lender is authorized to attach the signature pages from the counterparts to copies for Lender and Borrowers. At Lender’s option, this Loan Agreement and the Loan Documents may also be executed by Borrowers and Lender in remote locations with signature pages faxed or scanned and e-mailed to each other. Borrowers and Lender agree that such faxed or scanned signatures are binding upon Borrowers and Lender, and Borrowers and Lender further agree to promptly deliver their original signatures for this Loan Agreement and all Loan Documents by overnight mail or expedited delivery to the other parties. It will be an Event of Default if they fail to promptly deliver all required original signatures.

17.         Notice of Final Agreement. (a) In connection with the Loans, Borrowers and Lender have executed and delivered this Loan Agreement and the Loan Documents (collectively the “Written Loan Agreement”).

(b)          It is the intention of Borrowers, and Lender that this paragraph be incorporated by reference into each of the Loan Documents. Borrowers and Lender each warrant and represent that their entire agreement with respect to the Loans is contained within the Written Loan Agreement, and that no agreements or promises have been made by, or exist by or among, Borrowers and Lender that are not reflected in the Written Loan Agreement.

Avalon Energy, LLC, et al
November 1, 2018

(c)          THE WRITTEN LOAN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN AGREEMENTS BETWEEN THE PARTIES.

If the foregoing correctly sets forth our agreement, please so acknowledge by signing and returning the additional copy of this Loan Agreement enclosed to me.

Yours very truly,

Washington Federal, National Association

By:	/s/ Rusty Stehr
Rusty Stehr,
Vice President - Energy Lending

Avalon Energy, LLC, et al
November 1, 2018

Accepted and agreed to

this 1st day of November, 2018:

BORROWERS:

Avalon Energy, LLC

By:	/s/ William S. Montgomery, Jr.
William S. Montgomery, Jr.,
President and Chief Executive Officer

Avalon TX Operating, LLC

By:	/s/ Rory McMinn
Rory McMinn,
President

Avalon Energy, LLC, et al
November 1, 2018

Exhibits and Schedules

Exhibit A - Revolving Note

Exhibit B - Request for Borrowing

Exhibit C - Compliance Certificate

Schedule 1 - Organizational Chart

Schedule 2 - Existing ISDA Agreements and Hedge Transactions

Schedule 3 - Existing Debts and Liens

EXHIBIT B

REVOLVING PROMISSORY NOTE

$25,000,000.00	Dallas, Texas	November 1, 2018

Promise to Pay. For value received, AVALON ENERGY, LLC, a Texas limited liability company, and AVALON TX OPERATING, LLC, a Texas limited liability company (collectively “Borrowers”), jointly and severally promise to pay to the order of WASHINGTON FEDERAL, NATIONAL ASSOCIATION (“Lender”), at its offices in Dallas County, Texas, at 5420 LBJ Freeway, Suite 200, Dallas, Texas 75240, the sum of Twenty-Five Million Dollars ($25,000,000.00) (“Maximum Commitment”), or such amount less than the Total Principal Amount which is outstanding from time to time, in legal and lawful money of the United States of America, together with interest thereon from this date until maturity at a fluctuating rate per annum equal to the lesser of (a) the sum of the Prime Rate in effect from day to day, plus one- half percent (0.5%), rounded upward, if necessary, to the nearest one-eighth of one percent (the “Contract Rate”); provided, however, that the Contract Rate shall never fall below a floor rate of five percent (5.0%) per annum; or (b) the Maximum Rate. “Prime Rate” shall mean at any time the rate of interest per annum then most recently established by The Wall Street Journal as the “prime rate” on corporate loans for large U.S. commercial banks, as published in the Money Rates section of The Wall Street Journal, computed on the basis of a year of 360 days and for the actual number of days elapsed (including the first day but excluding the last day); and “Maximum Rate” shall mean at the particular time in question the maximum rate of interest which, under applicable law, may then be charged on this Revolving Note. Each change in the interest rate shall become effective without notice to Borrower on the effective date of each change in the Maximum Rate or the Prime Rate, as the case may be. If at any time the Contract Rate, together with all charges made in connection with the loan evidenced by this Revolving Note that may be treated as interest under applicable law, shall exceed the Maximum Rate, thereby causing the interest on the principal of this Revolving Note to be limited to the Maximum Rate, then notwithstanding any subsequent change in either the Prime Rate or the Maximum Rate that would otherwise reduce the Contract Rate to less than the Maximum Rate, the rate of interest on the principal of this Revolving Note shall remain equal to the Maximum Rate until the total amount of interest accrued on the principal of this Revolving Note equals the amount of interest which would have accrued on the principal of this Revolving Note if the Contract Rate had at all times been in effect.

Payment Terms. This Revolving Note is due and payable on the terms set out below:

(a)          interest shall be due and payable monthly as it accrues, commencing on the first (1st) day of December, 2018, and continuing on the first (1st) day of each successive month thereafter during the term of this Revolving Note; and

(b)          the principal of this Revolving Note shall be due and payable as required by the Loan Agreement (as defined below) to meet any Borrowing Base deficiency or Monthly Commitment Reductions (if and when required by Lender under the Loan Agreement); and

(c)          the outstanding principal balance of this Revolving Note, together with all accrued but unpaid interest, shall be due and payable on the Maturity Date. Unless its maturity is sooner accelerated as set forth herein, this Revolving Note will mature on November 1, 2021 (the “Maturity Date”), at which time all unpaid sums then owing will be payable in full, principal and interest.

This Revolving Note may be prepaid in whole or in part at any time without premium or penalty.

Security. Payment hereof is secured by the following (collectively the “Loan Documents”): (1) obligations under a Loan Agreement of even date, executed by Borrower and Lender, as now or hereafter amended, restated, replaced, supplemented, or otherwise modified, from time to time (collectively the “Loan Agreement”); (2) the liens and security interests created by or described in the Deed of Trust and Security Agreement of even date, executed by Borrower in favor of Lender, and covering oil and gas properties located in the following Texas counties: Andrews, Loving, and Ward; (3) a Security Agreement of even date, executed by Borrower in favor of Lender, and covering substantially all personal property of Borrower; (4) a Pledge and Security Agreement of even date, executed by Avalon Energy in favor of Lender, and covering 13,125,000 units in the SANDRIDGE PERMIAN TRUST (NYSE: PER); and (5) all the other Security Documents (as defined in the Loan Agreement).

Revolving Credit. Under the Loan Agreement, Borrower may request advances and make payments hereunder from time to time, provided that it is understood and agreed that the aggregate principal amount outstanding from time to time hereunder shall not at any time exceed the Total Principal Amount or the Borrowing Base as set forth in the Loan Agreement. In addition, under the terms of the Loan Agreement, Lender may set monthly commitment reductions for the Borrowing Base, and the principal amount outstanding on this Revolving Note may not exceed the reduced amount. The unpaid balance of this Revolving Note shall increase and decrease with each new advance or payment hereunder, as the case may be. This Revolving Note shall not be deemed terminated or canceled prior to the Maturity Date, although the entire principal balance hereof may from time to time be paid in full. Borrower may borrow, repay, and reborrow hereunder. Unless otherwise agreed to in writing or otherwise required by applicable law, payments will be applied first to unpaid accrued interest, then to principal, and any remaining amount to any unpaid collection costs, delinquency charges, and other charges; provided, however, upon delinquency or other Event of Default, Lender reserves the right to apply payments among principal, interest, delinquency charges, collection costs, and other charges, in such order and manner as the holder of this Revolving Note may from time to time determine in its sole discretion. All payments and prepayments of principal of or interest on this Revolving Note shall be made in lawful money of the United States of America in immediately available funds, at the address of Lender indicated above, or such other place as the holder of this Revolving Note shall designate in writing to Borrower. If any payment of principal of or interest on this Revolving Note shall become due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and any such extension of time shall be included in computing interest in connection with such payment. As used herein, the term “Business Day” shall mean any day other than a Saturday, Sunday, or any other day on which national banking associations are authorized to be closed. The books and records of Lender shall be prima facie evidence of all outstanding principal of and accrued and unpaid interest on this Revolving Note.

Revolving Promissory Note - Page 2 of 5

Interest on Past Due Amounts and Default Interest. To the extent any interest is not paid on or before the date it becomes due and payable, Lender may, at its option, add such accrued but unpaid interest to the principal of this Revolving Note. Notwithstanding anything herein to the contrary, (i) while any Event of Default (as defined below) exists (ii) upon acceleration of the maturity hereof following an uncured and continuing Event of Default, or (iii) after the Maturity Date, all principal of this Revolving Note which remains unpaid shall, at the option of Lender, bear interest at the Maximum Rate until paid.

Late Fees. At the option of Lender, Borrower will pay Lender, on demand, (i) a “late charge” equal to five percent (5%) of the amount of any installment on this Revolving Note when such installment is not paid within fifteen (15) days following the date such installment is due, and (ii) a processing fee in the amount of $38.00 for each check which is provided to Lender by Borrower in payment for an obligation owing to Lender under any Loan Document but is returned or dishonored for any reason, in order to cover the additional expenses involved in handling delinquent and returned or dishonored payments.

Events of Default. The existence of any “Event of Default” under the Loan Agreement shall be an “Event of Default” under this Revolving Note.

Remedies. Upon an Event of Default and Borrower’s failure to timely cure such default following any notice, cure, or grace period required by the Loan Agreement, at the option of Lender the entire indebtedness evidenced hereby, as well as all other liabilities of Borrower to Lender, shall be matured without further notice, and Lender may exercise any or all of the rights and remedies available to it under this Revolving Note or the other Loan Documents. The failure of Lender to exercise its option to accelerate the maturity of this Revolving Note shall not constitute a waiver of its right to exercise the same at any other time.

Waiver. Except such notice of default as is specifically required by the Loan Agreement, Borrower and all other Obligated Parties severally waive the order of their liability, the marshaling of assets, demand, presentment for payment, notice of dishonor, protest and notice of protest, notice of default, notice of intent to accelerate maturity, and notice of the acceleration. Borrower and all other Obligated Parties agree to all renewals and extensions of this Revolving Note and partial payments and releases or substitutions of security, in whole or in part, with or without notice, before or after maturity. In case of any renewal or extension of this Revolving Note or any part of the indebtedness evidenced hereby, all liens and security interests securing payment hereof will continue to secure payment of the renewal or extension note or notes.

Revolving Promissory Note - Page 3 of 5

Business Loan. Borrower represents to and covenants with Lender that: (1) all loans evidenced by this Revolving Note are and shall be “business loans” as that term is used in the Depository Institutions Deregulation and Monetary Control Act of 1980, as amended; and (2) the loans are for business, commercial, investment, or other similar purposes and not for personal, family, household, or agricultural use, as those terms are used in the Texas Finance Code. Borrower and Lender further agree that Chapter 346 of the Texas Finance Code does not apply to this Revolving Note, even if this Revolving Note evidences a revolving debt.

Collection Costs. If this Revolving Note is placed in the hands of attorneys for collection, if suit is filed hereon, if this Revolving Note is collected through bankruptcy proceedings (including any proceeding, federal or state, for the relief of debtors), or if Lender becomes a party either as plaintiff or defendant in any legal proceeding in relation to the property securing payment of this Revolving Note, Borrower agrees to pay additionally to Lender reasonable attorneys fees and collection costs.

Savings Clause. Regardless of any provision contained in this Revolving Note, the Loan Documents, or any instrument executed or delivered in connection herewith, it is the express intent of the parties that at no time shall any of the Obligated Parties pay interest in excess of the Maximum Rate (or any other interest amount which might in any way be deemed usurious), and Lender will never be considered to have contracted for or to be entitled to charge, receive, collect, or apply as interest on this Revolving Note, any amount in excess of the Maximum Rate (or any other interest amount which might in any way be deemed usurious), and, in the event that Lender ever receives, collects, or applies as interest any such excess, the amount which would be excessive interest will be applied to the reduction of the principal balance of this Revolving Note, and, if the principal balance of this Revolving Note is paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether the interest paid or payable exceeds the Maximum Rate (or any other interest amount which might in any way be deemed usurious), Borrower and Lender shall, to the maximum extent permitted under applicable law: (1) characterize any non-principal payment (other than payments which are expressly designated as interest payments hereunder) as an expense or fee rather than as interest; (2) exclude voluntary prepayments and the effect thereof; and (3) spread the total amount of interest throughout the entire contemplated term of this Revolving Note so that the interest rate is uniform throughout the term.

Miscellaneous. EXCEPT TO THE EXTENT THAT THE LAWS OF THE UNITED STATES MAY APPLY, THIS REVOLVING NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS. THIS INSTRUMENT IS MADE AND IS PERFORMABLE IN DALLAS, DALLAS COUNTY, TEXAS, AND IN THE EVENT OF A DISPUTE INVOLVING THIS REVOLVING NOTE OR ANY OTHER INSTRUMENT EXECUTED IN CONNECTION HEREWITH, BORROWER IRREVOCABLY AGREES THAT VENUE FOR SUCH DISPUTES SHALL BE IN ANY COURT OF COMPETENT JURISDICTION IN DALLAS COUNTY, TEXAS.

Time is of the essence of this Revolving Note.

This Revolving Note may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

This Revolving Note and all the covenants, promises, and agreements contained herein are binding upon and inure to the benefit of Borrower and Lender and their respective heirs, personal representatives, successors, and assigns.

Revolving Promissory Note - Page 4 of 5

Section headings or captions are for convenience only and are not to be used in interpreting the provisions of this Revolving Note.

Executed and delivered to Lender in Dallas, Texas, on the date stated above.

Avalon Energy, LLC

By:	/s/ William S. Montgomery, Jr.
William S. Montgomery, Jr.
President and Chief Executive Officer

Avalon TX Operating, LLC

By:	/s/ Rory McMinn
Rory McMinn,
President

This Revolving Note was prepared by:
HARRIS, FINLEY & BOGLE, P.C.
777 Main Street, Suite 1800

Fort Worth, Texas 76102-5341
(817) 870-8700

Revolving Promissory Note - Page 5 of 5

EXHIBIT C

To be filed in
Andrews, Loving, and
Ward Counties, Texas

NOTICE OF CONFIDENTIALITY RIGHTS: IF YOU ARE A NATURAL PERSON, YOU MAY REMOVE OR STRIKE ANY OR ALL OF THE FOLLOWING INFORMATION FROM ANY INSTRUMENT THAT TRANSFERS AN INTEREST IN REAL PROPERTY BEFORE IT IS FILED FOR RECORD IN THE PUBLIC RECORDS: YOUR SOCIAL SECURITY NUMBER OR YOUR DRIVER’S LICENSE NUMBER.

DEED OF TRUST AND SECURITY AGREEMENT
(Oil and Gas)

The undersigned, Avalon Energy, LLC (“Mortgagor”), a Texas limited liability company, Attention: William S. Montgomery, Jr., 5000 Quorum Drive, Suite 205, Dallas, Texas 75254, Tony Barnard, Trustee (the “Trustee”), and Washington Federal, National Association(“Lender”), Attention: Rusty Stehr, 5420 LBJ Freeway, Suite 200, Dallas, Texas 75240, agree as follows:

ARTICLE 1. - DEFINITIONS.

Section 1.1. Defined Terms. For the purposes of this Deed of Trust:

(a)          “Borrowers” means Avalon Energy, LLC, a Texas limited liability company, and Avalon TX Operating, LLC, a Texas limited liability company, or either of them.

(b)          “Code” means the Texas Business and Commerce Code, except to the extent that perfection and the effect of perfection or non-perfection of the security interest granted hereunder, in respect of any particular Personalty Collateral, are governed by the laws of a jurisdiction other than the State of Texas, in which case it means the Uniform Commercial Code of that state.

(c)          “Collateral” means Fixture Collateral, Personalty Collateral, and Realty Collateral.

(d)          “Company Agreement” means the Company Agreement of Mortgagor dated effective September 12, 2018.

(e)          “Effective Date” means March 1, 2018.

Deed of Trust and Security Agreement - Page 1 of 19

(f)           “Fixture Collateral” means all of Mortgagor’s interest in and to all Operating Equipment which is or becomes so related to the Oil and Gas Property or any part thereof that an interest in the equipment arises under the real property law of the state in which situated.

(g)          “Governmental Authority” means the United States, the state, county, city, or any other political subdivision in which the Mortgagor conducts business or the Collateral is situated, and any other political subdivision, agency, commission, or instrumentality exercising jurisdiction over Mortgagor, the Obligations, or the Collateral or from time to time constituted to regulate the development and operation of the Collateral and the production and sale of Hydrocarbons and other minerals therefrom.

(h)          “Governmental Requirements” means all laws, ordinances, rules, regulations, judgments, decrees, orders, permits, grants, franchises, licenses, agreements, or other restrictions of any Governmental Authority applicable to Mortgagor, the Obligations, or the Collateral.

(i)           “Hedge Provider” has the meaning assigned in the Loan Agreement.

(j)           “Hedge Transactions” has the meaning assigned in the Loan Agreement.

(k)          “Hydrocarbons” means oil, gas, other liquid or gaseous hydrocarbons, and all products refined therefrom.

(l)           “ISDA Agreement” has the meaning assigned in the Loan Agreement.

(m)          “Knowledge” means the actual knowledge of a manager or officer of the Borrowers named in such Borrower’s Company Agreement.

(n)          “Land” means all land related to the Leases described in Exhibit A attached hereto or in any other documents, instruments, or agreements described in Exhibit A-1.

(o)          “Leases” means all oil and gas (or oil, gas, and mineral) leases described in Exhibit A-1 attached hereto.

(p)          “Loan Agreement” means the Loan Agreement of even date, among Borrowers, and Lender, as now or hereafter amended, restated, replaced, supplemented, or otherwise modified, from time to time.

(q)          “Obligations” means the aggregate of:

(1)          A revolving promissory note of even date, in the principal amount of $25,000,000.00, executed by Borrowers, payable to the order of Lender, and maturing on November 1, 2021; and

(2)          The Secured Obligations (as defined in the Loan Agreement) and any and all other or additional indebtedness, obligations, or liabilities for which Borrowers is now or may become liable to Lender under the Loan Agreement; and

(3)          All Hedge Liabilities (as defined in the Loan Agreement); and

Deed of Trust and Security Agreement - Page 2 of 19

(4)          Any and all extensions and renewals of or substitutes for any of the foregoing indebtedness, obligations, and liabilities or any part thereof.

The Obligations secured by this Deed of Trust may include future advances to be made by Lender. Although Mortgagor acknowledges that Lender is not obligated to do so, Lender and Mortgagor presently contemplate that Lender may make future loans to Borrowers which are intended to be Obligations secured by this Deed of Trust.

(r)           “Oil and Gas Property” means all Mortgagor’s interests of whatever nature (including but not limited to all royalties, overriding royalties, mineral interests, working interests, net profits interests, production payments, and other interests), whether now owned or hereafter acquired, in:

(1)          The Land; and

(2)          The Leases; and

(3)          (i) The properties now or hereafter pooled or unitized with the Leases or the Land; (ii) all presently existing or future unitization agreements, communitization agreements, pooling agreements, and declarations of pooled units and the units created thereby (including, without limitation, all units created under any Governmental Requirement) affecting all or any portion of the Leases or the Land, and including, without limitation, the units which may be described or referred to in Exhibit A; (iii) all operating agreements, contracts, subleases, farmouts, and other agreements which relate to any of the Leases or any part of the Land or which relate to the production, sale, purchase, exchange, or processing of the Hydrocarbons from or attributable to the Leases or the Land; and (iv) the Leases and the Land described in Exhibit A even though Mortgagor’s interests therein are incorrectly described or a description of a part or all of the Leases or the Land or Mortgagor’s interests therein are omitted; and

(4)          Any and all Wells; and

(5)          Easements, rights-of-way, leases, surface use agreements, road use agreements, and other agreements relating to the Lands or the Leases; and

(6)          All unsevered and unextracted Hydrocarbons in, under, or attributable to the Land; and

(7)          All Hydrocarbon inventories, including all oil, condensate, scrubber liquids, ethane, propane, iso-butane, and gasoline inventories of Mortgagor in storage in the Land from time to time.

(s)           “Operating Equipment” means all surface or subsurface machinery, equipment, facilities, supplies, lines, pipelines, or other property of whatsoever kind or nature now or hereafter located on any of the Oil and Gas Property, which are useful for the production, treatment, storage, or transportation of Hydrocarbons.

Deed of Trust and Security Agreement - Page 3 of 19

(t)           “Personalty Collateral” means all of Mortgagor’s interest in and to all Operating Equipment, all Hydrocarbons extracted from or attributable to the Oil and Gas Property, all Production Sale Contracts, all as-extracted collateral (as defined in the Code), all Hedge Transactions, all geological, geophysical, engineering, accounting, title, legal, and other technical or business data concerning the Oil and Gas Property that are in the possession of Mortgagor or in which Mortgagor can otherwise grant a security interest, and all books, records, files, computer records, and other forms of recording or obtaining access to such data, and all rents, issues, profits, proceeds, products, revenues, and other income from or attributable to the preceding collateral.

(u)          “Proceeds” means whatever is received upon the sale, exchange, collection, or other disposition of the Collateral and from insurance payable by reason of loss or damage to the Collateral.

(v)          “Production Sale Contract” means a contract now in effect or hereafter entered into for the sale, purchase, exchange, or processing of Hydrocarbons extracted from or attributable to the Oil and Gas Property.

(w)          “Realty Collateral” means all of Mortgagor’s interest, now owned or hereafter acquired, in and to the Oil and Gas Property.

(x)           “Wells ” mean any and all Hydrocarbon, waste water, injection, water supply, or other service wells listed in Exhibit A-2 attached hereto.

Other terms are defined hereafter in this Deed of Trust.

ARTICLE 2. - CREATION OF SECURITY.

Section 2.1. Grant. In consideration of Lender’s advancing or extending the funds or credit constituting the Obligations, and in consideration of the mutual covenants contained herein, and for the purpose of securing payment and performance of the Obligations, Mortgagor grants, bargains, sells, and conveys the Realty Collateral and Fixture Collateral unto Trustee for the benefit of Lender.

Section 2.2. Creation of Security Interest. In addition to the grant contained in Section 2.1, and for the same consideration, Mortgagor grants to Lender a security interest in all Personalty Collateral and Fixture Collateral, now owned or hereafter acquired by Mortgagor, and all Proceeds.

Section 2.3. Proceeds. The claim of Proceeds shall not be construed to mean that Lender consents to the sale or other disposition of any part of the Collateral other than Hydrocarbons extracted from or attributable to the Oil and Gas Property and sold in the ordinary course of business.

ARTICLE 3. - ASSIGNMENT OF PROCEEDS.

Section 3.1. Lender’s Receipt of Production Proceeds. (a) Lender will be entitled to receive all Hydrocarbons (and the Proceeds therefrom) that are extracted from or attributable to the Oil and Gas Property beginning at 7:00 a.m. on the date of execution of this Deed of Trust. Mortgagor authorizes and directs all parties producing, purchasing, and receiving Hydrocarbons or the Proceeds therefrom to treat Lender as entitled in Mortgagor’s place and stead to receive the same; and further those parties will be fully protected in so treating Lender and will be under no obligation to see to the application by Lender of any Proceeds received by it. Until Lender exercises its rights granted under this Article 3 by providing written notice of the existence of an Event of Default to parties making payment to Mortgagor of Proceeds of production of Hydrocarbons, all parties making payment to Mortgagor of such proceeds shall continue to make the payments to Mortgagor, without the joinder in, or execution of, any division order, transfer order, or letter in lieu by Lender.

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(b)          Mortgagor hereby assigns to Lender all liens and security interests of Mortgagor securing payment of proceeds from the sale of Hydrocarbons, including security interests provided by the Code.

Section 3.2. Application of Proceeds. All payments received by Lender pursuant to Section 3.1 above shall be placed in a collateral collection account at Lender and on the 25th day of each month applied as follows:

(a)          First, toward satisfaction of all costs and expenses incurred in connection with the collection of Proceeds and the payment of any part of the Obligations not represented by a written instrument.

(b)          Second, to the payment of all accrued interest on the Obligations.

(c)          Third, to the payment of any then-due and owing principal constituting part of the Obligations.

(d)          The balance, if any, may either be applied against any unmatured principal or revolving indebtedness constituting part of the Obligations (the method of application being wholly in Lender’s discretion) or, at Lender’s option, may be released to Mortgagor.

Section 3.3. Mortgagor’s Payment Duties. Nothing contained herein will limit Mortgagor’s absolute duty to make payment on the Obligations when the Proceeds received by Lender pursuant to this Article 3 are insufficient to pay the interest and principal then owing, and the receipt of Proceeds by Lender will be in addition to all other security now or hereafter existing to secure payment of the Obligations.

Section 3.4. Liability of Lender. Lender has no obligation to enforce collection of any Proceeds and is hereby released from all responsibility in connection therewith except the responsibility to account for Proceeds actually received.

Section 3.5. Assignment of Awards and Settlements. All judgments, awards of damages, and settlements hereafter made resulting from condemnation proceedings (or threatened condemnation proceedings) or the taking of all or any part of the Collateral under the power of eminent domain, or for any damage (whether caused by such taking or otherwise) to any part of Collateral from the condemnation proceedings, or to any rights appurtenant thereto, are hereby collaterally assigned by Mortgagor to Lender to be immediately applied to the Obligations; provided, however, notwithstanding the above, any insurance proceeds due to Mortgagor pursuant to insurance policies maintained by Mortgagor pursuant to Section 4.4(g) shall be deposited into and maintained in a reserve account with Lender until such time as an Event of Default exists, or Mortgagor determines in its reasonable business judgment whether the Collateral which is the subject of any damage is repairable or, in the case of a Well, recoverable. Where Mortgagor determines, in its reasonable business judgment, that such Collateral can be economically repaired or recovered, as the case may be, and placed back in service, then upon presentation to Lender of a budget and applicable contracts in Proper Form to complete such repair or recovery, and receipts or other evidence in Proper Form to Lender of the payment by Mortgagor of all costs for same in excess of the deposited amount, the deposited amount may be withdrawn by Borrower in periodic withdrawals equal to the amount of invoices or other evidence in Proper Form of amounts due for the completion of such portion of such costs. If Mortgagor determines, in its reasonable business judgment, after commencement of such repair or recovery, that additional funds will be needed to complete such repair or recovery, Mortgagor shall provide Lender receipts or other evidence in Proper Form to Lender of the payment by Mortgagor of all costs for same in excess of the remaining deposited amount which are needed to complete such repair or recovery prior to further withdrawals of the remaining deposited amount. Where Mortgagor determines, in its reasonable business judgment, that such Collateral cannot be economically repaired or recovered, as the case may be, and placed back in service, then Mortgagor shall notify Lender, and such insurance proceeds shall be immediately applied by Lender to the Obligations.

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Section 3.6. Assignment of Hedge Transactions. All Hedge Transactions are hereby assigned by Mortgagor to Lender as additional security for the Obligations. Mortgagor agrees that all Hedge Transactions (i) shall meet the requirements, if any, set forth in the Loan Agreement, (ii) shall expressly provide that they are assignable to Lender as collateral security for the Obligations, and (iii) if and to the extent any Hedge Transaction of Mortgagor is used by Lender in calculation of the Borrowing Base (as defined in the Loan Agreement), such Hedge Transaction cannot be cancelled, liquidated, or “unwound” without the prior written consent of Lender.

ARTICLE 4. - MORTGAGOR’S WARRANTIES AND COVENANTS.

Section 4.1. Payment of Obligations. Mortgagor covenants that Borrowers shall pay all Obligations when due. If any part of the Obligations is not evidenced by a writing specifying a due date, Mortgagor agrees to pay the same within ten (10) days after demand. All Obligations are payable to Lender at the address shown above.

Section 4.2. Warranties. (a) Mortgagor warrants that:

(1)          Mortgagor, to the extent of the interests in the Leases set forth in Exhibit A-1 and the Wells listed in Exhibit A-2, has indefeasible title to each property right or interest constituting the Collateral and has a legal right to grant and convey same to the Trustee and Lender; and

(2)          Without limitation as to the coverage of this Deed of Trust, where an expense interest, a revenue interest, or a royalty interest is shown, Mortgagor’s expense interest is not greater than that shown and that its revenue or royalty interest is not less than that shown; and

(3)          Mortgagor is to receive payment, on a monthly basis, for its share of production from all wells located on the Land or Leases, or on lands or leases pooled or unitized therewith, and, where a revenue interest is shown for a Well or Wells in Exhibit A-2, Mortgagor is receiving payment for not less than the share of production shown on the exhibit; and

(4)          To the Knowledge of Mortgagor, the Leases included in Oil and Gas Property are valid and subsisting and all rentals and royalties due under each of them have been properly and timely paid; and

(5)          All Wells are listed in Exhibit A-2 are situated on the Land or on the real property covered by the Leases, or on lands or leases pooled therewith; and to the extent that Mortgagor’s ownership interests in any of the Land are subject to depth limitations, all Wells situated on such Land or units are currently producing from those depths to which Mortgagor’s ownership interests are limited; and

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(6)          No approval or consent of any Governmental Authority is necessary to authorize the execution and delivery of this Deed of Trust, or to authorize the observance or performance by Mortgagor of the covenants contained in this Deed of Trust; and

(7)          All information contained in statements furnished or to be furnished Lender by or on behalf of Mortgagor in connection with any of the Obligations or any request made pursuant to this Deed of Trust is or will be complete and accurate in all material respects; and

(8)          This Deed of Trust creates a first lien and first security interest on the Collateral; and the Collateral is free from all liens, security interests, or other encumbrances except for Permitted Liens (as defined in the Loan Agreement); and

(9)          To the Knowledge of Mortgagor, Mortgagor is not obligated, by virtue of a prepayment arrangement under any Production Sale Contract containing a “take or pay” clause or similar arrangement, to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor; and

(10)        No portion of the Collateral is subject to (i) any contractual or other obligation to deliver Hydrocarbons produced from the Collateral to third parties for a price less than the market value thereof in the areas from which such Hydrocarbons are produced (or in the case of an existing gas sales contract, less than the full regular contract price therefor) or (ii) any contractual or other arrangement whereby payment for production from the Collateral will not be received contemporaneously with delivery (i.e., within 30 days after the end of the month of delivery for oil and within 60 days after the end of the month of delivery for gas); and

(11)        No part of the Collateral is subject to a gas balancing arrangement under which an imbalance exists with respect to which Mortgagor is in an “overproduced” status and will be required to: (i) permit one or more third parties to take a portion of the production attributable to the Collateral without payment of the full market price thereof (or in the case of an existing Production Sale Contract, full regular contract); or (ii) make payment in cash, in order to correct the imbalance; and

(12)        To the Knowledge of Mortgagor, there are no “back in” or “reversionary” interests held by third parties which would reduce the interest of Mortgagor in the Collateral; and

(13)        Except as set forth in Exhibit B, there are no prior consent rights or preferential purchase rights in third parties affecting any part of the Collateral.

(b)          All of the warranties and representations of Mortgagor contained in this Deed of Trust are and will be in all material respects true and correct both as of the date of execution of this Deed of Trust and the Effective Date and as of the date of each extension of credit by Lender to Mortgagor, and the warranties contained in Section 4.2(a)(7) also shall be in all material respects true and correct when any item such as referred to therein is furnished to Lender.

(c)          Mortgagor warrants and agrees to forever defend the Collateral against every person whomsoever lawfully claiming the same or any part thereof, and Mortgagor shall maintain and preserve the lien and security interest herein created as long as any of the Obligations remain unpaid.

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Section 4.3. Further Assurances. Mortgagor agrees to execute and deliver such other and further instruments and do such other and further acts as in the opinion of Lender may be necessary or desirable to carry out more effectively the purposes of this Deed of Trust, including, without limiting the generality of the foregoing:

(a)          Prompt correction of any defect which may hereafter be discovered in the title to the Collateral, or in the execution and acknowledgment of this Deed of Trust, any written instrument constituting or evidencing any of the Obligations, or any other document used in connection herewith; and

(b)          During the existence of an Event of Default, prompt execution and delivery of all division or transfer orders which in Lender’s opinion are required to transfer to Lender the proceeds from the sale of all Hydrocarbons severed and extracted from or attributable to the Oil and Gas Property.

Section 4.4. Operation of Mortgaged Property. As long as any of the Obligations remain unpaid or there is any commitment of Lender to make additional advances as Obligations, and whether or not Mortgagor is the operator of the Oil and Gas Property, Mortgagor shall (at Mortgagor’s own expense):

(a)          Do all things commercially reasonably necessary to keep Mortgagor’s rights in the Collateral unimpaired; and

(b)          Not abandon any well or forfeit, surrender, or release any lease, sublease, farmout, or any operating agreement without Lender’s prior written consent; and

(c)          Cause the Collateral to be maintained, developed, and protected against drainage and continuously operated for the production of Hydrocarbons in a good and workmanlike manner as a prudent operator would in accordance with generally accepted practices, applicable operating agreements, and all Governmental Requirements; and

(d)          Promptly pay or cause to be paid when due and owing (and upon request provide Lender with proof of payment) all rentals and royalties payable in respect of the Collateral; all expenses incurred in or arising from the operation or development of the Collateral; and all taxes, assessments, and governmental charges legally imposed upon this Deed of Trust, upon the Collateral, and upon the interest of Lender or of the Trustee in this Deed of Trust; and

(e)          Cause the Operating Equipment to be kept in good and effective operating condition, ordinary wear and tear excepted, and cause to be made all commercially reasonable repairs, renewals, replacements, additions, and improvements thereof or thereto necessary to the production of Hydrocarbons from the Oil and Gas Property; and permit the Trustee and Lender (through their agents and employees) to enter upon the Oil and Gas Property for the purpose of investigating and inspecting the conditions and operations of the Collateral at reasonable times and upon reasonable notice, subject to the rights of third parties to restrict such entry; and

(f)          Cause the Collateral to be kept free and clear of liens, charges, security interests, and encumbrances of every character other than the lien and security interest created by this Deed of Trust; Permitted Liens (as defined in the Loan Agreement); and

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(g)          Carry with standard insurance companies and in amounts normal and customary in the business in which Mortgagor is engaged the following insurance: workers’ compensation insurance and public liability and property damage insurance in respect of all activities in which Mortgagor might incur liability for death or injury or damage to or destruction of property; and to the extent insurance is carried by others engaged in similar undertakings in the same general areas in which the Collateral is located, well damage and blow out insurance and insurance in respect of the Operating Equipment against loss or damage by fire, lightning, hail, tornado, explosion, and other similar risks. All policies of insurance shall provide for not less than ten days prior written notice to Lender of cancellation, and Lender shall be named as an additional insured payee of all insurance insuring any of the Operating Equipment against loss or damage, subject to the provisions of Section 3.5. Lender may apply any insurance payments which it receives toward part or full satisfaction of any or all of the Obligations whether or not they are then due.

Section 4.5. Recording and Filing. Mortgagor shall pay all costs of filing, registering, and recording this and every other instrument in addition or supplemental thereto, and all financing statements Lender may require, in such offices and places and at such times and as often as may be, in the reasonable judgment of Lender, necessary to preserve, protect, and renew the lien and security interest herein created as a first lien and prior security interest on and in the Collateral and otherwise do and perform all matters or things necessary to be done or observed by reason of any Governmental Requirements for the purpose of effectively creating, maintaining, and preserving the lien and security interest created herein and on the Collateral. Mortgagor shall also pay the costs of obtaining reports from appropriate filing officers concerning financing statement filings in respect of any of the Collateral in which a security interest is granted herein, no more often than once a calendar year, unless an Event of Default exists. Mortgagor hereby authorizes Lender to authenticate and file all financing statements or amendments to financing statement in such offices and places and at such times and as often as may be, in the judgment of Lender, necessary to preserve, protect, and renew the security interests herein created in the Collateral.

Section 4.6. [Reserved]

Section 4.7. Corporation, Partnership, or Other Entity. If Mortgagor is a corporation, partnership, or any other entity, it is, and will continue to be, duly organized, formed, and existing under the laws of the state in which it is incorporated, organized, or formed, duly qualified to transact business in each state where the conduct of its business requires it to be qualified, and duly authorized to execute and deliver the written instruments comprising the Obligations and this Deed of Trust and to observe and perform its duties thereunder and hereunder.

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Section 4.8. Indemnification. MORTGAGOR AGREES TO INDEMNIFY TRUSTEE, LENDER, AND LENDER’S OFFICERS, DIRECTORS, SHAREHOLDERS, EMPLOYEES, AGENTS, ATTORNEYS, PARTNERS, AND THEIR RESPECTIVE HEIRS, SUCCESSORS, AND ASSIGNS (COLLECTIVELY “INDEMNIFIED PARTIES”) AGAINST, AND TO REIMBURSE INDEMNIFIED PARTIES WITH RESPECT TO, ALL CLAIMS, COUNTERCLAIMS, DEMANDS, DAMAGES, LOSSES, JUDGMENTS, SUITS, LIABILITIES, OFFSETS, RIGHTS, ACTIONS, AND CAUSES OF ACTION OF ANY NATURE WHATSOEVER, INCLUDING STRICT LIABILITY CLAIMS (ALL OF WHICH ARE HEREAFTER REFERRED TO AS “CLAIMS”), AND ALL COSTS AND EXPENSES AND OTHER CHARGES OF ANY DESCRIPTION WHATSOEVER, INCLUDING (WITHOUT LIMITATION) ATTORNEYS FEES, COURT COSTS, ADMINISTRATIVE COSTS, COSTS OF APPEAL, AND ALL COSTS AND EXPENSES INCURRED IN INVESTIGATING INTO OR DEFENDING AGAINST ANY CLAIMS, MADE AGAINST OR SUSTAINED OR INCURRED BY INDEMNIFIED PARTIES, ARISING OUT OF OR RELATED IN ANY WAY TO THE COLLATERAL, THIS DEED OF TRUST, OR THE OBLIGATIONS, AND INCLUDING THE ASSERTION, EITHER BEFORE OR AFTER THE PAYMENT IN FULL OF THE OBLIGATIONS, THAT LENDER WRONGFULLY RECEIVED HYDROCARBONS OR PROCEEDS PURSUANT TO THIS DEED OF TRUST, BUT EXCLUDING, HOWEVER, (I) THOSE CAUSED BY OR RESULTING FROM ANY GROSS NEGLIGENCE, BAD FAITH, OR WILLFUL MISCONDUCT BY LENDER (SUCH EXCLUSION APPLYING ONLY TO THE EXTENT OF LENDER’S GROSS NEGLIGENCE, BAD FAITH, OR WILLFUL MISCONDUCT), AND (II) THOSE THAT RESULT FROM A CLAIM BROUGHT BY MORTGAGOR AGAINST LENDER FOR BREACH OF LENDER’S OBLIGATIONS HEREUNDER OR UNDER THE LOAN AGREEMENT. Indemnified Parties will have the right to employ attorneys and to defend against Claims; and, unless furnished with reasonable indemnity, Indemnified Parties will have the right to pay or compromise and adjust all Claims. Mortgagor shall indemnify and pay to Indemnified Parties all amounts as may be paid by Indemnified Parties in compromise or adjustment of any Claim or as may be adjudged against Indemnified Parties in respect of any Claim. The liabilities of Mortgagor as set forth in this Section 4.8 will survive the termination of this Deed of Trust.

ARTICLE 5. - DEFAULT.

Section 5.1. Events of Default. The existence of any “Event of Default” under the Loan Agreement shall be an Event of Default under this Deed of Trust.

Section 5.2. Acceleration upon Default. During the existence of an Event of Default, Lender may, at its option, declare the entire unpaid principal of and the interest accrued on the Obligations to be forthwith due and payable, without any notice, presentment, notice of default, notice of intent to accelerate, notice of acceleration, or demand of any kind, all of which are hereby expressly waived, unless expressly required by the Loan Agreement (“Acceleration”).

Section 5.3. Operation of Property. During the existence of an Event of Default, and in addition to all other rights herein conferred on the Trustee, the Trustee (or any person, firm, or corporation designated by Lender) will have the right and power, but will not be obligated, to enter upon and take possession of all or any part of the Collateral, to exclude Mortgagor therefrom, and to hold, use, administer, manage, and operate the same to the extent that Mortgagor could do so. The Trustee, or any person, firm, or corporation designated by Lender, may operate the property without any liability to Mortgagor in connection with the operations except for bad faith, gross negligence, or willful misconduct; and the Trustee, or any person, firm, or corporation designated by Lender, will have the right to collect, receive, and receipt for all Hydrocarbons produced and sold from the properties, to make repairs, to purchase machinery and equipment, to conduct workover operations, to drill additional wells, and to exercise every power, right, and privilege of Mortgagor with respect to the Collateral. Providing there has been no foreclosure sale, when and if the expenses of the operation and development (including costs of unsuccessful work-over operations or additional wells) have been paid and the Obligations paid, operations of the Oil and Gas Property shall be returned to Mortgagor.

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Section 5.4. Ancillary Rights. During the existence of an Event of Default, and in addition to all other rights, Lender may proceed by a suit or suits in equity or at law for the specific performance of any covenant or agreement herein contained or in aid of the execution of any power herein granted, for the appointment of a receiver pending any foreclosure or sale hereunder, or for the enforcement of any other appropriate legal or equitable remedy.

ARTICLE 6. - LENDER’S RIGHTS AS TO REALTY COLLATERAL UPON DEFAULT.

Section 6.1. Judicial Foreclosure. Upon Acceleration, in lieu of the exercise of the non-judicial power of sale hereafter given, Lender may proceed by suit for foreclosure of its lien and for a sale of the Realty Collateral.

Section 6.2. Non-Judicial Foreclosure (States Other Than Texas). Upon Acceleration, to the extent permitted by law the Trustee shall, in response to Lender’s request (which Mortgagor agrees will be presumed to have been given), enforce this trust by selling the Realty Collateral situated in states other than Texas. The action of the Trustee shall conform to the law of the state where the Realty Collateral is located, and unless prohibited by the law of that state, the Trustee may sell at one or more sales, as an entirety or in parcels, as the Trustee may elect, at such place or places and otherwise in such manner and upon such notice as may be required by law, or, in the absence of any such requirement, as the Trustee may deem appropriate, and to make conveyance to the purchaser or purchasers. Unless prohibited by the law of that state, where the Realty Collateral is situated in more than one county (or judicial district), it may be sold in any county (or judicial district) in which any part is situated. The Trustee may postpone the sale of all or any portion of the Realty Collateral by public announcement at the time fixed and place of sale, and from time to time thereafter may further postpone the sale by public announcement made at time of sale fixed by the preceding postponement. Sale of a part of the Realty Collateral will not exhaust the power of sale, and sales may be made from time to time until all the property is sold or the Obligations are paid in full.

ARTICLE 7. - RIGHTS AS TO PERSONALTY AND FIXTURE COLLATERAL UPON DEFAULT.

Section 7.1. Personalty Collateral. Upon Acceleration, Lender may, without notice to Mortgagor, exercise its right to declare all Obligations secured by the security interest created herein to be immediately due and payable in which case Lender will have all rights and remedies granted by law and particularly by the Code, including but not limited to, the right to take possession of the Personalty Collateral, and for this purpose Lender may enter upon any premises on which any or all of the Personalty Collateral is situated and take possession of and operate Personalty Collateral or remove it therefrom. Lender may require Mortgagor to assemble the Personalty Collateral and make it available to Lender at a place to be designated by Lender which is reasonably convenient to both parties. Unless the Personalty Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, Lender will give Mortgagor reasonable notice of the time and place of any public sale or of the time after which any private sale or other disposition of the Personalty Collateral is to be made. This requirement of sending reasonable notice will be met if the notice is delivered in accordance with the provisions of the Loan Agreement at least ten (10) days before the time of the sale or disposition.

Section 7.2. Sale with Realty Collateral. In the event of foreclosure, whether judicial or non-judicial, at Lender’s option it may proceed under the Code as to the Personalty Collateral or it may proceed as to both Realty Collateral and Personalty Collateral in accordance with its rights and remedies in respect of the Realty Collateral.

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Section 7.3. Fixture Collateral. Upon Acceleration, Lender may elect to treat the Fixture Collateral as either Realty Collateral or as Personalty Collateral and proceed to exercise such rights as apply to the type of Collateral selected.

ARTICLE 8. - OTHER PROVISIONS CONCERNING FORECLOSURE.

Section 8.1. Lender as Purchaser. Lender reserves the right to bid and become the purchaser at any foreclosure sale and credit its bid at the sale against the Obligations.

Section 8.2. Certain Aspects of Non-Judicial Foreclosure. Recitals contained in any conveyance to any purchaser at any sale made hereunder will conclusively establish the truth and accuracy of the matters therein stated, including, without limiting the generality of the foregoing, nonpayment of the unpaid principal sum of, and the interest accrued on, the written instruments constituting part or all of the Obligations after the same have become due and payable, advertisement and conduct of the sale in the manner provided herein, and appointment of any successor Trustee hereunder. Any purchaser or purchasers will be provided with a general warranty deed binding Mortgagor. Mortgagor ratifies and confirms all legal acts that the Trustee may do in carrying out the Trustee’s duties and obligations under this Deed of Trust.

Section 8.3. Effect of Sale. Any sale or sales of the Collateral or any part thereof will operate to divest all right, title, interest, claim, and demand whatsoever either at law or in equity, of Mortgagor in and to the premises and the property sold, and will be a perpetual bar, both at law and in equity, against Mortgagor, Mortgagor’s heirs, personal representatives, successors, or assigns, and against any and all persons claiming or who shall thereafter claim all or any of the property sold from, through, or under Mortgagor, or Mortgagor’s heirs, personal representatives, successors, or assigns. The purchaser or purchasers at the foreclosure sale will receive immediate possession of the property purchased; and if Mortgagor retains possession of the Realty Collateral, or any part thereof, subsequent to sale, Mortgagor will be considered a tenant at sufferance of the purchaser or purchasers.

Section 8.4. Application of Proceeds. (a) The proceeds of any sale of the Collateral or any part thereof, whether judicial or non-judicial, will be applied as follows:

(i)          First, to the payment of all reasonable expenses incurred by Lender and the Trustee in connection therewith, including, without limiting the generality of the foregoing, court costs, reasonable legal fees and expenses, a commission to the Trustee of five percent of the sale price of the Realty Collateral, and expenses of any entry or taking of possession, holding, preparing for sale, advertising, selling, and conveying;

(ii)         Second, to the payment of the Obligations; and

(iii)        Third, any surplus thereafter remaining will be paid to Mortgagor or Mortgagor’s successors or assigns, as their interest may appear.

(b)          Mortgagor will remain liable for any deficiency owing on the Obligations after application of the net proceeds of any foreclosure sale.

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Section 8.5. Successor Trustees. The Trustee may resign in writing addressed to Lender or be removed at any time with or without cause by an instrument in writing duly executed by Lender. In case of the death, resignation, or removal of the Trustee, a successor Trustee or Co-Trustees may be appointed by Lender or Lender’s authorized agent by instrument of substitution complying with any applicable requirements of law, and in the absence of any such requirement, without other formality than an appointment and designation in writing. Any appointment and designation will be full evidence of the right and authority to make the same and of all facts therein recited. Upon the making of any appointment and designation, all the estate and title of the Trustee in all of the Realty Collateral will vest in the named successor Trustee, and the successor will thereupon succeed to all the rights, powers, privileges, immunities, and duties hereby conferred upon the Trustee. All references herein to the Trustee will be deemed to refer to the Trustee from time to time acting hereunder.

ARTICLE 9. - ENVIRONMENTAL.

Section 9.1. General/Definitions. Mortgagor covenants and warrants that its operations and activities at the Land and Mortgagor’s and any operator’s use of the Collateral will at all times comply, in all material respects, with all applicable Governmental Requirements relating to environment protection, including such Governmental Requirements relating to the transportation, distribution, storage, placement, handling, treatment, manufacture, generation, production, processing, or disposal (collectively “Treatment”) of any pollutants, contaminants, chemicals, waste, waste products, petroleum products, radioactive waste, poly-chlorinated biphenyls, asbestos, or any other industrial, toxic, flammable, corrosive, hazardous, or harmful substances (collectively “Waste”), or any emissions, discharges, leakage, venting, exposure, releases, or threatened releases (collectively “Release”) of Waste into the environment including, without limitation, ambient air, surface water, ground water, or land (collectively “Applicable Environmental Laws”). Mortgagor further covenants that it will not engage in any Treatment or Release of Waste in, on, or affecting the Land or the Collateral in violation of Applicable Environmental Laws.

Section 9.2. Environmental Warranties. (a) Mortgagor further warrants that Mortgagor has not received notice: (i) from any Governmental Authority of any past or present violations by any party, including prior operators or owners, of Applicable Environmental Laws affecting the Land or the Collateral; (ii) Mortgagor has obtained all material permits, licenses, and authorizations required of it under Applicable Environmental Laws affecting the Land or the Collateral; (iii) any liens arising under Applicable Environmental Laws which have been recorded against the Collateral or Mortgagor; (iv) any Mortgagor liability for the Treatment or Release of Waste in violation of Applicable Environmental Laws; (v) that Mortgagor nor any of the Collateral is the subject of any existing, pending, threatened claim, action, or investigation for violations of Applicable Environmental Laws; and (vi) that any Waste, if any, generated in connection with the Collateral has not been transported, treated, and disposed of in accordance with Applicable Environmental Laws.

(b)          All warranties set forth above will be deemed to be made by Mortgagor upon each advance under the Obligations.

Section 9.3. Environmental Notice and Inspection. Immediately upon receipt of any notice from any Governmental Authority of a violation of Section 9.1 or if any of the warranties in Section 9.2 become false, Mortgagor shall fully inform Lender of the violation and keep Lender apprised of the status of any efforts to resolve the violation. Mortgagor shall also take all steps commercially reasonably necessary to resolve or clean up all contamination related to the Treatment or Release of Waste in material violation of Applicable Environmental Laws affecting the Land or the Collateral and fully restore them to their prior condition. Without being liable for any discoveries, Lender has the right, but not the obligation, to inspect and monitor Mortgagor’s compliance with the terms of this Article at its own expense, unless an Event of Default exists.

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Section 9.4. Environmental Indemnity. NOTWITHSTANDING ANY OTHER LIMITATION OF LIABILITY IN THIS OR ANY OTHER AGREEMENT OR INSTRUMENT BETWEEN MORTGAGOR AND LENDER, MORTGAGOR AGREES TO INDEMNIFY INDEMNIFIED PARTIES AGAINST, AND TO REIMBURSE INDEMNIFIED PARTIES WITH RESPECT TO, ALL CLAIMS, INCLUDING CLAIMS FOR BODILY INJURY, PROPERTY DAMAGE, ABATEMENT, REMEDIATION, AND STRICT LIABILITY CLAIMS, AND ALL COSTS AND EXPENSES AND OTHER CHARGES OF ANY DESCRIPTION WHATSOEVER, INCLUDING (WITHOUT LIMITATION) REASONABLE ATTORNEYS FEES, COURT COSTS, ADMINISTRATIVE COSTS, COSTS OF APPEAL, AND ALL COSTS AND EXPENSES INCURRED IN INVESTIGATING INTO OR DEFENDING AGAINST ANY CLAIMS, MADE AGAINST OR SUSTAINED OR INCURRED BY INDEMNIFIED PARTIES ARISING OUT OF OR RELATED IN ANY WAY TO TREATMENT OR RELEASE OF ANY WASTE IN, ON, OR AFFECTING THE LAND OR THE COLLATERAL, WHETHER OR NOT CAUSED BY MORTGAGOR OR BY THE VIOLATION OF SECTION 9.1, BUT EXCLUDING, HOWEVER, (I) THOSE CAUSED BY OR RESULTING FROM ANY GROSS NEGLIGENCE, BAD FAITH, OR WILLFUL MISCONDUCT BY LENDER (SUCH EXCLUSION APPLYING ONLY TO THE EXTENT OF LENDER’S GROSS NEGLIGENCE, BAD FAITH OR WILLFUL MISCONDUCT), AND (II) THOSE THAT RESULT FROM A CLAIM BROUGHT BY MORTGAGOR OR ANY OF ITS SUBSIDIARIES AGAINST LENDER FOR BREACH OF LENDER’S OBLIGATIONS HEREUNDER OR UNDER THE LOAN AGREEMENT.

Section 9.5. Survival and Remedies. (a) Notwithstanding anything in this Deed of Trust or any other instrument or agreement between Mortgagor and Lender to the contrary, the indemnifications of Mortgagor in Section 9.4 of this Article shall survive the expiration or termination of this Deed of Trust regardless of the means of such expiration or termination. Specifically, the indemnification in Section 9.4 shall run from the actual knowledge of Lender of any Treatment or Release of Waste or other environmental condition covered by this Article.

(b)          Upon the receipt by Lender of notice required by this Article, or the discovery by Lender of any Treatment or Release of Waste affecting the Land or Collateral in violation of Applicable Environmental Laws, Lender may in its discretion, without limitation, (1) rescind this Deed of Trust with respect to the affected Collateral, (2) seek appointment of a receiver for the affected Collateral, or (3) take any other action provided by any instrument executed by and between Mortgagor and Lender relating to this transaction. Mortgagor consents to the rescission or receivership in such event.

Notwithstanding anything in this Deed of Trust or any other instrument or agreement between Mortgagor and Lender to the contrary, the terms, conditions, and provisions of this Article shall not be applicable (i) to any Waste first on or from the Land or Collateral after the Obligations shall have been paid in full, and (ii) upon the satisfaction of either of the following conditions: (A) The Obligations shall have been repaid in full, and any lending commitment shall have expired or been terminated, other than through the foreclosure of the Deed of Trust, provided that if any claim is asserted against the Indemnified Parties as to which the Mortgagor is obligated to indemnify the Indemnified Parties under Section 9.4 prior to such terminating event, the indemnification under Section 9.4 shall continue as to such claim until such claim is fully resolved in accordance with Section 9.4; or (B) Foreclosure of the Deed of Trust has occurred, and two (2) years have elapsed from the occurrence, provided that if any claim is asserted against the Indemnified Parties as to which the Mortgagor is obligated to indemnify the Indemnified Parties under Section 9.4 prior to such terminating event, the indemnification under Section 9.4 shall continue as to such claim until such claim is fully resolved in accordance with Section 9.4.

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ARTICLE 10. - OTHER STATE PROVISIONS.

Section 10.1. [Intentionally Omitted.]

ARTICLE 11. - MISCELLANEOUS.

Section 11.1. Mortgagor’s Waivers. Mortgagor agrees that Mortgagor will not at any time insist upon or plead or in any manner whatever claim the benefit of any appraisement, valuation, stay, extension, or redemption law now or hereafter in force, if it would prevent or hinder the enforcement or foreclosure of this Deed of Trust, the absolute sale of the Collateral, or the possession thereof by any purchaser at any sale made pursuant to this Deed of Trust or pursuant to the decree of any court of competent jurisdiction. In the event of any judicial or non-judicial foreclosure of all or any part of the Realty Collateral situated in the State of Texas, Mortgagor also waives, to the extent permitted by law, the provisions of Sections 51.003, 51.004, and 51.005 of the Texas Property Code (as amended from time to time), and Mortgagor agrees that Lender shall be entitled to seek a deficiency judgment from Mortgagor and any other party obligated on the Obligations, without any offset as provided in Sections 51.003, 51.004, and 51.005 of the Texas Property Code (as amended from time to time). Mortgagor, for Mortgagor and all who may claim through or under Mortgagor, hereby waives the benefit of all such laws and to the extent that Mortgagor may lawfully do so under applicable state law, waives any and all right to have the Realty Collateral marshaled upon any foreclosure of the lien hereof or sold in inverse order of alienation, and Mortgagor agrees that the Trustee may sell the Realty Collateral as an entirety.

Section 11.2. Pooling and Unitization. Mortgagor shall give written notice to Lender within a reasonable time after Mortgagor enters into any pooling or unitization agreements, or makes an election under any applicable forced pooling statute, affecting all or any part of any Oil and Gas Property. The interest in any unit attributable to the Oil and Gas Property (or any part thereof) included therein will become a part of the Realty Collateral, the Fixture Collateral, and the Personalty Collateral, as the case may be, and will be subject to the lien and security interest hereof in the same manner and with the same effect as though the unit and the interest of Mortgagor therein were specifically described in Exhibit A.

Section 11.3. Advances by Lender or the Trustee. If Mortgagor fails to perform or keep any of its covenants of whatsoever kind or nature contained in this Deed of Trust, Lender, the Trustee, or any receiver appointed hereunder, may, but will not be obliged to, make advances to perform the same in Mortgagor’s behalf, and Mortgagor hereby agrees to repay the advanced sums and any reasonable attorneys fees incurred in connection therewith within ten (10) days after demand plus interest thereafter at the maximum lawful rate. No advance will be deemed to relieve Mortgagor from any default hereunder.

Section 11.4. Defense of Claims. Mortgagor shall promptly notify the Trustee and Lender in writing of the commencement of any material legal proceedings affecting Lender’s interest in the Collateral, or any part thereof, and shall take such action, employing attorneys acceptable to the Trustee and Lender, as may be commercially reasonably necessary to preserve Mortgagor’s, the Trustee’s, and Lender’s rights affected thereby; and should Mortgagor fail or refuse to take any such action, the Trustee or Lender may take the action in behalf of and in the name of Mortgagor and at Mortgagor’s expense. Moreover, Lender or the Trustee on behalf of Lender may take independent action in connection therewith as they may in their discretion deem proper, and Mortgagor hereby agrees to make reimbursement for all sums advanced and all expenses incurred in such actions plus interest at the maximum lawful rate.

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Section 11.5. Termination. If all the Obligations are paid in full and the covenants herein contained are well and truly performed, and there is no further commitment of Lender to make additional advances as Obligations, then all of the Collateral will revert to Mortgagor and the entire estate, right, title, and interest of the Trustee and Lender will thereupon cease. In such case Lender shall, upon the request of Mortgagor and at Mortgagor’s cost and expense, deliver to Mortgagor proper instruments acknowledging the release of this Deed of Trust.

Section 11.6. Renewals, Amendments, and Other Security. Renewals and extensions of the Obligations may be given at any time, amendments may be made to agreements relating to any part of the Obligations or the Collateral, and Lender may take or hold other security for the Obligations without notice to or consent of Mortgagor. The Trustee or Lender may resort first to other security or any part thereof, or first to the security herein given or any part thereof, or from time to time to either or both, even to the partial or complete abandonment of any security, and such action will not be a waiver of any rights conferred by this Deed of Trust.

Section 11.7. Effect of Instrument. This Deed of Trust shall be deemed and construed to be, and may be enforced as, an assignment of production, a collateral assignment, chattel mortgage or security agreement, contract, deed of trust, financing statement, financing statement filed as a fixture filing, and real estate mortgage, and as any one or more of them if appropriate under applicable state law. This Deed of Trust shall also be effective as a financing statement covering “as extracted collateral” (as defined in the Code) to be financed at the wellhead or minehead. Mortgagor and Lender hereby agree that any amendment of this Deed of Trust hereafter filed in the real estate records of any counties in which the Oil and Gas Property is situated shall constitute a continuation of the financing statement covering “as-extracted collateral.” This Deed of Trust is to be filed in the real estate records of the appropriate jurisdictions and in such other records as Lender may decide.

Section 11.8. Limitations on Interest. Regardless of any provision contained in this Deed of Trust, any note representing the Obligations, or any other instrument executed or delivered in connection with the Obligations, it is the express intent of the parties that at no time shall Mortgagor pay interest in excess of the maximum lawful rate (or any other interest amount which might in any way be deemed usurious), and Lender will never be considered to have contracted for or to be entitled to charge, receive, collect, or apply as interest, any amount in excess of the maximum lawful rate (or any other interest amount which might in any way be deemed usurious). In the event that Lender ever receives, collects, or applies as interest any such excess, the amount which would be excessive interest will be applied to the reduction of the principal balance of the Obligations, or if paid in full, any remaining excess shall forthwith be paid to Mortgagor. In determining whether the interest exceeds the maximum lawful rate (or any other interest amount which might in any way be deemed usurious), Mortgagor and Lender shall, to the maximum extent permitted under applicable law: (a) characterize any non-principal payment (other than payments expressly designated as interest) as an expense or fee rather than as interest; (b) exclude voluntary prepayments and the effect thereof; and (c) spread the total amount of interest throughout the entire contemplated term of the Obligations so that the interest rate is uniform throughout the term.

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Section 11.9. Unenforceable or Inapplicable Provisions. If any provision hereof or of any of the written instruments constituting part or all of the Obligations is invalid or unenforceable in any jurisdiction, the other provisions hereof and of the written instruments will remain in full force and effect in that jurisdiction, and the remaining provisions hereof will be liberally construed in favor of the Trustee and Lender in order to carry out the provisions hereof. The invalidity of any provision of this Deed of Trust in any jurisdiction will not affect the validity or enforceability of any provision in any other jurisdiction. Any reference herein contained to a statute or law of a state in which no part of the Collateral is situated will be deemed inapplicable to, and not used in, the interpretation hereof.

Section 11.10. Rights Cumulative. Each and every right, power, and remedy herein given to the Trustee and Lender, or either of them, or in any other written instrument relating to the Obligations, will be cumulative and not exclusive; and each and every right, power, and remedy whether specifically herein given or otherwise existing may be exercised from time to time and as often and in such order as may be deemed expedient by the Trustee, or Lender, as the case may be, and the exercise, or the beginning of the exercise, of any such right, power, or remedy will not be deemed a waiver of the right to exercise, at the same time or thereafter, any other right, power, or remedy. A waiver by Lender or the Trustee of any right or remedy on any occasion will not be a bar to the exercise of any right or remedy on any subsequent occasion.

Section 11.11. Non-Waiver. No act, delay, omission, or course of dealing between Lender or Trustee and Mortgagor will be a waiver of any of Lender’s or Trustee’s rights or remedies. No waiver, change, or modification in whole or in part of this Deed of Trust or any other written instrument will be effective unless in a writing signed by Lender.

Section 11.12. Lender’s Expenses. Mortgagor agrees to pay in full all reasonable expenses and attorneys fees of Lender which may have been or may be incurred by Lender in connection with the preparation of this Deed of Trust and other related documents, the collection of the Obligations, and the enforcement of any of Mortgagor’s obligations hereunder and under any documents executed in connection with the Obligations.

Section 11.13. Subrogation. To the extent that funds advanced as any of the Obligations are used to pay indebtedness secured by any outstanding lien, security interest, charge, or prior encumbrance against the Collateral, such proceeds have been advanced by Lender at Mortgagor’s request, and Lender shall be subrogated to any and all such liens, security interests, charges, or encumbrances, irrespective of whether those liens, security interests, charges, or encumbrances are released; provided, however, that the terms and provisions of this Deed of Trust shall govern the rights and remedies of Lender and shall supersede the terms, provisions, rights, and remedies under the instruments creating the liens, security interests, charges, or encumbrances to which Lender is subrogated.

Section 11.14. Governing Law/Venue. EXCEPT TO THE EXTENT THAT THE LAWS OF ANOTHER STATE MUST APPLY TO REALTY COLLATERAL SITUATED WITHIN THAT STATE, THIS DEED OF TRUST SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS AND APPLICABLE FEDERAL LAWS. Mortgagor and Lender irrevocably agree that venue for any action or dispute related to the Collateral or this Deed of Trust must be in Dallas County, Texas, except to the extent that jurisdiction is mandatory in another state or county.

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Section 11.15. Interpretation. (a) Article and section headings used in this Deed of Trust are intended for convenience only and shall be given no significance whatever in interpreting and construing the provisions of this Deed of Trust.

(b)          As used in this Deed of Trust, “Lender”, “Trustee”, “Hedge Provider”, and “ Mortgagor” include their respective heirs, personal representatives, successors, and assigns. Unless context otherwise requires, words in the singular number include the plural and in the plural number include the singular. Words of the masculine gender include the feminine and neuter gender, and words of the neuter gender may refer to any gender.

(c)          The term “Mortgagor” includes all persons who execute this Deed of Trust as Mortgagor. If more than one person executes this Deed of Trust as Mortgagor, their duties and liabilities under this Deed of Trust will be joint and several.

(d)          This Deed of Trust and any and all other agreements and instruments executed in connection herewith are to be liberally construed for the benefit of Lender to ensure the prompt payment of the Obligations in accordance with their terms and to ensure Lender’s realization of the benefits intended to be derived from all such agreements and instruments.

(e)          All documents or items required to be delivered to Lender by Mortgagor must be in Proper Form, as defined in the Loan Agreement.

Section 11.16. Counterparts. This Deed of Trust may be executed in any number of counterparts, each of which will for all purposes be deemed to be an original, and all of which are identical except that, to facilitate recordation, in any particular counterpart portions of Exhibit A-1 or Exhibit 2 which describe properties situated in counties other than the county in which the counterpart is to be recorded may have been omitted. A master counterpart containing all exhibits has been filed in Andrews County, Texas, or may be found in the files of Lender.

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Executed effective on November 1, 2018.

MORTGAGOR:

Avalon Energy, LLC

By:	/s/ William S. Montgomery, Jr.
William S. Montgomery, Jr.
President and Chief Executive Officer

STATE OF TEXAS	§
§
COUNTY OF DALLAS	§

This Deed of Trust was acknowledged before me on this 1st day of November, 2018, by William S. Montgomery, Jr., President and Chief Executive Officer of Avalon Energy, LLC, a Texas limited liability company, on behalf of the company.

/s/ Particia D. Moore
NOTARY PUBLIC, STATE OF TEXAS
My Commission expires:

July 21, 2022
(Type or print name)

Exhibits and Schedules:

Exhibit A-1:	Land and Leases
Exhibit A-2:	Wells
Exhibit B:	Prior Consent Rights and Preferential Purchase Rights

This Deed of Trust was prepared by and
after recording please return to:
Paul D. Bradford
Harris, Finley & Bogle, P.C.
777 Main Street, Suite 1800
Fort Worth, Texas 76102-5341
(817) 870-8700

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EXHIBIT D

SECURITY AGREEMENT

This Security Agreement is entered into effective November 1, 2018, by Avalon Energy, LLC (“Grantor”), a Texas limited liability company, for the benefit of Washington Federal, National Association (“Lender”). For valuable consideration, Grantor grants to Lender a security interest in the Collateral to secure the Obligations (as defined below) and agrees that Lender shall have the rights stated in this Agreement with respect to the Collateral, in addition to all other rights which Lender may have by law.

1.            DEFINITIONS. The following words have the meanings assigned below when used in this Agreement. Terms not otherwise defined in this Agreement shall have the meanings attributed to such terms in the Uniform Commercial Code as adopted in the State of Texas and as amended from time to time (“Code”). All references to dollar amounts shall mean amounts in lawful money of the United States of America.

(a)          “Agreement” means this Security Agreement, as amended or modified from time to time, together with all exhibits and schedules attached from time to time.

(b)          “Borrowers” means Avalon Energy, LLC, a Texas limited liability company, and Avalon TX Operating, LLC, a Texas limited liability company, or either of them.

(c)          “Collateral” means the following described property of Grantor, whether now owned or hereafter acquired, whether now existing or hereafter arising, and wherever located:

(i)          All present and future accounts (including all accounts as defined in the Code), chattel paper (whether electronic or tangible), documents, instruments, deposit accounts, securities accounts, commodity accounts, general intangibles, payment intangibles (including any right to payment for goods sold or services rendered arising out of the sale or delivery of personal property or work done or labor performed by Grantor), software, letter of credit rights, and other rights to payment of every kind, including all securities, guaranties, warranties, indemnity agreements, insurance policies, and other agreements pertaining to the same or the property described therein, now or hereafter owned, held, or acquired by Grantor, and in any case where an account arises from the sale of goods, the interest of Grantor in such goods.

(ii)         All present and hereafter acquired inventory (including without limitation, all raw materials, work in process, and finished goods) held, possessed, owned, held on consignment, or held for sale, lease, return or to be furnished under contracts of services, in whole or in part, by Grantor wherever located.

(iii)       All equipment and fixtures of whatsoever kind and character now or hereafter possessed, held, acquired, leased, or owned by Grantor and used or usable in Grantor’s business, together with all replacements, accessories, additions, substitutions, and accessions to all of the foregoing.

(iv)       All Hedge Transactions (as defined in the Loan Agreement).

In addition, the word “Collateral” includes all the following, whether now owned or hereafter acquired, whether now existing or hereafter arising, and wherever located: (i) all accessions, accessories, increases, and additions to and all replacements of and substitutions for any property described above; (ii) all products and produce of any of the property described in this Collateral section; (iii) all proceeds (including, without limitation, insurance proceeds) from the sale, lease, destruction, loss, or other disposition of any of the property described in this Collateral section; and (iv) all records and data relating to any of the property described in this Collateral section, whether in the form of a writing, photograph, microfilm, microfiche, or electronic media, together with all of Grantor’s right, title, and interest in and to all computer software required to utilize, create, maintain, and process any such records or data on electronic media.

(d)          “Event of Default” means and includes any of the Events of Default set forth below in the section titled “Events of Default.”

(e)          “Guarantor” means and includes without limitation, each and all of the guarantors, sureties, and accommodation parties in connection with the Obligations.

(f)           “Loan Agreement” means the Loan Agreement of even date, executed by Borrowers and Lender, as now or hereafter amended, restated, replaced, supplemented, or otherwise modified, from time to time.

(g)          “Loan Documents” means the Loan Agreement, the Revolving Note, and all Loan Documents (as defined in the Loan Agreement), and includes, without limitation, all promissory notes, credit agreements, loan agreements, guaranties, security agreements, mortgages, deeds of trust, and all other instruments, agreements, and documents, whether now or hereafter existing, executed in connection with the Obligations.

(h)          “Obligations” means the aggregate of:

(1)         The Revolving Note; and

(2)         All other Secured Obligations (as defined in the Loan Agreement); and

(3)         All Hedge Liabilities (as defined in the Loan Agreement); and

(4)         Any and all extensions and renewals of or substitutes for any of the foregoing indebtedness, obligations, and liabilities or any part thereof.

(i)           “Revolving Note” means a revolving promissory note of even date, in the principal amount of $25,000,000, payable by Borrowers to the order of Lender, and all renewals and extensions of, and substitutions for, that note.

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2.           WARRANTIES. Grantor warrants that Grantor has the full right, power, and authority to enter into this Agreement and to pledge the Collateral to Lender.

3.           WAIVERS. Grantor waives notice of the incurring of any Obligations and waives all requirements of presentment, protest, demand, and notice of dishonor or non-payment to Grantor, Borrowers, or any other party to the Obligations or the Collateral. Lender may do any of the following with respect to any obligation of any Borrowers, without first notifying or obtaining the consent of Grantor: (a) grant any extension of time for any payment, (b) grant any renewal, (c) permit any modification of payment terms or other terms, (d) release Borrowers or any Guarantor from all or any portion of the Obligations, or (e) exchange or release all or any portion of the Collateral or other security for all or any portion of the Obligations. No such act or failure to act shall affect Lender’s rights against Grantor or the Collateral.

4.           OBLIGATIONS. Grantor represents and covenants to Lender as follows:

(a)          Organization. Grantor is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Texas.

(b)          Authorization. The execution, delivery, and performance of this Agreement by Grantor have been duly authorized by all necessary action by Grantor and do not conflict with, result in a violation of, or constitute a default under (i) any provision of its certificate of incorporation, bylaws, certificate of organization, regulations, certificate of limited partnership, or limited partnership agreement, or any agreement or other instrument binding upon Grantor or (ii) any law, governmental regulation, court decree, or order applicable to Grantor. The execution and delivery of this Agreement will not violate any law or agreement governing Grantor or to which Grantor is a party, and its certificate or articles of incorporation and bylaws do not prohibit any term or condition of this Agreement.

(c)          Perfection. Grantor hereby authorizes Lender to authenticate and file all financing statements or amendments to financing statement in such offices and places and at such times and as often as may be, in the reasonable judgment of Lender, necessary to preserve, protect, and renew the security interests herein created in the Collateral. Grantor agrees to execute such financing statements and to take whatever other actions that are reasonably necessary and requested by Lender to perfect and continue Lender’s security interest in the Collateral. Upon request of Lender, Grantor will deliver to Lender any and all of the documents evidencing or constituting the Collateral to the extent reasonably necessary for perfection, and Grantor will note Lender’s interest upon any and all chattel paper if not delivered to Lender for possession by Lender. Grantor hereby irrevocably appoints Lender as its attorney-in-fact for the purpose of executing any documents necessary to perfect or to continue the security interest granted in this Agreement. Lender may at any time, and without further authorization from Grantor, file a carbon, photographic or other reproduction of any financing statement or of this Agreement for use as a financing statement. Grantor will reimburse Lender for all reasonable expenses for the perfection and the continuation of the perfection of Lender’s security interest in the Collateral. Grantor has disclosed to Lender all of Grantor’s current business locations. Grantor will notify Lender in writing at least thirty (30) days prior to the occurrence of any of the following: (i) any changes in Grantor’s name, or (ii) any change in Grantor’s business locations.

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(d)          Enforceability. To the extent the Collateral consists of accounts, chattel paper, or general intangibles, the Collateral is enforceable in accordance with its terms, is genuine, and complies with applicable laws concerning form, content, and manner of preparation and execution, and all persons appearing to be obligated on the Collateral have authority and capacity to contract and are in fact obligated as they appear to be on the Collateral. At the time any account becomes subject to a security interest in favor of Lender, the account shall be a good and valid account representing an undisputed, bona fide indebtedness incurred by the account debtor, for hydrocarbons or other goods held subject to delivery instructions or theretofore shipped or delivered pursuant to a contract of sale, or for services theretofore performed by Grantor with or for the account debtor; Grantor will not adjust, settle, compromise, amend, or modify any account, except in good faith and in the ordinary course of business; provided, however, this exception shall automatically terminate upon the occurrence of an Event of Default.

(e)          Transactions Involving Collateral. Except for inventory sold or accounts collected in the ordinary course of Grantor’s business, Grantor shall not sell, offer to sell, or otherwise transfer or dispose of the Collateral, except as permitted by the Loan Agreement. Grantor shall not pledge, mortgage, encumber, or otherwise permit the Collateral to be subject to any lien, security interest, encumbrance, or charge, other than the security interest provided for in this Agreement and Permitted Liens (as defined in the Loan Agreement), without the prior written consent of Lender, even if junior in right to the security interests granted under this Agreement. So long as there is any existing Event of Default, all proceeds from any disposition of the Collateral (for whatever reason) shall be held in trust for Lender and shall not be commingled with any other funds; provided however, this requirement shall not constitute consent by Lender to any sale or other disposition. Upon receipt, Grantor shall immediately deliver any such proceeds to Lender.

(f)           Title. Grantor represents and warrants to Lender that it is the owner of the Collateral and holds good and indefeasible title to the Collateral, free and clear of all security interests, liens, and encumbrances except for the security interest under this Agreement. No financing statement covering any of the Collateral is on file in any public office other than those which reflect the security interest created by this Agreement or to which Lender has specifically consented. Grantor shall defend Lender’s rights in the Collateral against the claims and demands of all other persons.

(g)          Maintenance and Inspection. Grantor shall maintain all tangible Collateral in good condition and repair, ordinary wear and tear excepted. Grantor will not commit or permit damage to or destruction of the Collateral or any part of the Collateral. Lender and its designated representatives and agents shall have the right with reasonable notice during normal business hours to examine, inspect, and audit the Collateral wherever located.

(h)           Taxes, Assessments, and Liens. Grantor will pay when due all taxes, assessments, and governmental charges or levies upon the Collateral and provide Lender evidence of such payment upon its request. Grantor may withhold any such payment or may elect to contest any lien if Grantor is in good faith conducting an appropriate proceeding to contest the obligation to pay and so long as Lender’s interest in the Collateral is not jeopardized in Lender’s sole opinion. If the Collateral is subjected to a lien which is not discharged within fifteen (15) days, Grantor shall deposit with Lender cash, a sufficient corporate surety bond, or other security satisfactory to Lender in an amount adequate to provide for the discharge of the lien plus any interest, costs, reasonable attorney’s fees, or other charges that could accrue as a result of foreclosure or sale of the Collateral. In any contest Grantor shall defend itself and Lender and shall satisfy any final adverse judgment before enforcement against the Collateral. Grantor shall name Lender as an additional obligee under any surety bond furnished in the contest proceedings.

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(i)            Insurance. Grantor shall procure and maintain all risk insurance, including without limitation fire, theft, and liability coverage together with such other insurance as Lender may require with respect to the Collateral, in form, amounts, coverages, and basis reasonably acceptable to Lender. GRANTOR MAY FURNISH THE REQUIRED INSURANCE WHETHER THROUGH EXISTING POLICIES OWNED OR CONTROLLED BY GRANTOR OR THROUGH EQUIVALENT INSURANCE FROM ANY INSURANCE COMPANY AUTHORIZED TO TRANSACT BUSINESS IN THE STATE OF TEXAS. If Grantor fails to provide any required insurance or fails to continue such insurance in force, Lender may, but shall not be required to, do so at Grantor’s expense, and the cost of the insurance will be added to the Obligations. If any such insurance is procured by Lender at a rate or charge not fixed or approved by the State Board of Insurance, Grantor will be so notified, and Grantor will have the option for five (5) days of furnishing equivalent insurance through any insurer authorized to transact business in Texas. Grantor, upon request of Lender, will deliver to Lender from time to time the policies or certificates of insurance in form satisfactory to Lender, including stipulations that coverages will not be canceled or diminished without at least thirty (30) days prior written notice to Lender and not including any disclaimer of the insurer’s liability for failure to give such a notice. Each insurance policy also shall include an endorsement providing that coverage in favor of Lender will not be impaired in any way by any act, omission, or default of Grantor or any other person. In connection with all policies covering assets in which Lender holds or is offered a security interest, Grantor will provide Lender with such loss payable or other endorsements as Lender may require. If Grantor at any time fails to obtain or maintain any insurance as required under this Agreement, Lender may (but shall not be obligated to) obtain such insurance as Lender deems appropriate, including if it so chooses “single interest insurance,” which will cover only Lender’s interest in the Collateral.

(j)            Insurance Proceeds. Grantor shall promptly notify Lender of any loss or damage to the Collateral. Lender may make proof of loss if Grantor fails to do so within fifteen (15) days of the casualty. All proceeds of any insurance on the Collateral, including accrued proceeds thereon, shall be held by Lender as part of the Collateral. If Lender consents to repair or replacement of the damaged or destroyed Collateral, Lender shall, upon satisfactory proof of expenditure, pay or reimburse Grantor from the proceeds for the reasonable cost of repair or restoration. If Lender does not consent to repair or replacement of the Collateral, Lender shall retain a sufficient amount of the proceeds to pay all of the Obligations, and shall pay the balance to Grantor. Any proceeds which have not been disbursed within six (6) months after their receipt and which Grantor has not committed to the repair or restoration of the Collateral shall be used to prepay the Obligations. Application of insurance proceeds to the payment of the Obligations will not extend, postpone, or waive any payments otherwise due, or change the amount of such payments to be made, and proceeds may be applied in such order and such amounts as Lender may elect.

(k)          Solvency. As of the date hereof, and after giving effect to this Agreement and the completion of all other transactions contemplated by Grantor at the time of the execution of this Agreement, (i) Grantor is solvent, (ii) the fair salable value of Grantor’s assets exceeds Grantor’s liabilities (both fixed and contingent), (iii) Grantor is paying its debts as they mature, and (iv) if Grantor is not an individual, Grantor has sufficient capital to carry on Grantor’s businesses and all businesses in which Grantor is about to engage.

(l)            Lien Not Released. The lien, security interest, and other security rights of Lender hereunder shall not be impaired by any indulgence, moratorium, or release granted by Lender, including but not limited to, the following: (i) any renewal, extension, increase, or modification of any of the Obligations; (ii) any surrender, compromise, release, renewal, extension, exchange, or substitution granted in respect of any of the Collateral; (iii) any release or indulgence granted to any endorser, guarantor, or surety of any of the Obligations; (iv) any release of any other collateral for any of the Obligations; (v) any acquisition of any additional collateral for any of the Obligations; and (vi) any waiver or failure to exercise any right, power, or remedy granted herein, by law, or in any Loan Documents.

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(m)          Chattel Paper. To the extent a security interest in the chattel paper of Grantor is granted hereunder, Grantor represents and warrants that all such chattel paper have only one original counterpart, and no other party other than Grantor or Lender is in actual or constructive possession of any such chattel paper. Grantor agrees that at the option of and on the request by Lender, Grantor will either deliver to Lender all originals of the chattel paper which is included in the Collateral or will mark all such chattel paper with a legend indicating that such chattel paper is subject to the security interest granted hereunder.

5.            ACCOUNTS. Until an Event of Default has occurred, Grantor may have possession of the tangible personal property and beneficial use of all the Collateral and may use it in any lawful manner not inconsistent with this Agreement or the Loan Documents, provided that Grantor’s right to possession and beneficial use shall not apply to any Collateral where possession of the Collateral by Lender is required by law to perfect Lender’s security interest in such Collateral. Until otherwise notified by Lender, Grantor may collect any of the Collateral consisting of accounts. At any time that an Event of Default exists, Lender may collect the accounts, notify account debtors to make payments directly to Lender for application to the Obligations, and verify the accounts with such account debtors. Lender also has the right, at the expense of Grantor, to enforce collection of such accounts and adjust, settle, compromise, sue for, or foreclose on the amount owing under any such account, in the same manner and to the same extent as Grantor. If Lender at any time has possession of any Collateral, whether before or after an Event of Default, Lender shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral if Lender takes such action for that purpose as Grantor shall request or as Lender, in Lender’s sole discretion, shall deem appropriate under the circumstances, but failure to honor any request by Grantor shall not of itself be deemed to be a failure to exercise reasonable care. Lender shall not be required to take any steps necessary to preserve any rights in the Collateral against prior parties, nor to protect, preserve, or maintain any security interest given to secure the Obligations.

6.            EXPENDITURES BY LENDER. If not discharged or paid when due, Lender may (but shall not be obligated to) discharge or pay any amounts required to be discharged or paid by Grantor under this Agreement, including without limitation all taxes, liens, security interests, encumbrances, and other claims, at any time levied or placed on the Collateral. Lender also may (but shall not be obligated to) pay all costs for insuring, maintaining, and preserving the Collateral. All such expenditures incurred or paid by Lender for such purposes will then bear interest at the Revolving Note rate from the date incurred or paid by Lender to the date of repayment by Grantor. All such expenses shall become a part of the Obligations and be payable on demand by Lender. Such right shall be in addition to all other rights and remedies to which Lender may be entitled during the existence of an Event of Default.

7.            EVENTS OF DEFAULT. Any “Event of Default” under the Loan Agreement shall be an “Event of Default” under this Agreement.

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8.            RIGHTS AND REMEDIES. If an Event of Default exists under this Agreement and after expiration of any notice, cure, or grace period required by the Loan Agreement, Lender shall have all the rights and remedies of a secured party under the Code. In addition and without limitation, Lender may exercise any one or more of the following rights and remedies:

(a)          Accelerate Obligations. Lender may declare the entire Obligations immediately due and payable, without notice.

(b)          Assemble Collateral. Lender may require Grantor to deliver to Lender all or any portion of the Collateral and any and all certificates of title and other documents relating to the Collateral. Lender may require Grantor to assemble the Collateral and make it available to Lender at a place to be designated by Lender. Lender also shall have full power to enter, provided Lender does so without a breach of the peace or a trespass, upon the property of Grantor to take possession of and remove the Collateral.

(c)          Sell the Collateral. Lender shall have full power to sell, lease, transfer, or otherwise dispose of the Collateral or the proceeds thereof in its own name or that of Grantor. Lender may sell the Collateral (as a unit or in parcels) at public auction or private sale. Lender may buy the Collateral, or any portion thereof, (i) at any public sale, and (ii) at any private sale if the Collateral is of a type customarily sold in a recognized market or is of a type which is the subject of widely distributed standard price quotations. Lender shall not be obligated to make any sale of Collateral regardless of a notice of sale having been given. Lender may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, Lender will give Grantor reasonable notice of the time and place of any public sale thereof or of the time after which any private sale or any other intended disposition of the Collateral is to be made. The requirements of reasonable notice shall be met if such notice is given at least ten (10) days prior to the date any public sale, or after which a private sale, of any of such Collateral is to be held. All expenses relating to the disposition of the Collateral, including without limitation the expenses of retaking, holding, insuring, preparing for sale, and selling the Collateral, shall become a part of the Obligations secured by this Agreement and shall be payable on demand, with interest at the Revolving Note rate from date of expenditure until repaid.

(d)          Appoint Receiver. To the extent permitted by applicable law, Lender shall have the following rights and remedies regarding the appointment of a receiver: (i) Lender may have a receiver appointed as a matter of right, (ii) the receiver may be an employee of Lender and may serve without bond, and (iii) all fees of the receiver and his or her attorney shall become part of the Obligations secured by this Agreement and shall be payable on demand, with interest at the Revolving Note rate from date of expenditure until repaid.

(e)          Collect Revenues and Accounts. Lender, either itself or through a receiver, may collect the payments, rents, income, and revenues from the Collateral. Lender may transfer any Collateral into its own name or that of its nominee and receive the payments, rents, income, and revenues therefrom and hold the same as security for the Obligations or apply it to payment of the Obligations in such order of preference as Lender may determine. Insofar as the Collateral consists of accounts, general intangibles, insurance policies, instruments, chattel paper, choses in action, or similar property, Lender may demand, collect, receipt for, settle, compromise, adjust, sue for, foreclose, or realize on the Collateral as Lender may determine. For these purposes, Lender may, on behalf of and in the name of Grantor, receive, open, and dispose of mail addressed to Grantor; change any address to which mail and payments are to be sent; and endorse notes, checks, drafts, money orders, documents of title, instruments, and items pertaining to payment, shipment, or storage of any Collateral. To facilitate collection, Lender may notify account debtors and obligors on any Collateral to make payments directly to Lender.

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(f)           Obtain Deficiency. If Lender chooses to sell any or all of the Collateral, Lender may obtain a judgment against Borrowers for any deficiency remaining on the Obligations due to Lender after application of all amounts received from the exercise of the rights provided in this Agreement. Borrowers shall be liable for a deficiency even if the transaction described in this subsection is a sale of accounts or chattel paper.

(g)          Other Rights and Remedies. Lender shall have and may exercise any or all other rights and remedies it may have available at law, in equity, or otherwise. Grantor waives any right to require Lender to proceed against any third party, exhaust any other security for the Obligations, or pursue any other right or remedy available to Lender.

(h)          Cumulative Remedies. All of Lender’s rights and remedies, whether evidenced by this Agreement or the Loan Documents or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor or Borrowers under this Agreement, after Grantor or Borrowers’ failure to perform, shall not affect Lender’s right to declare a default and to exercise its remedies.

9.            MISCELLANEOUS PROVISIONS. (a) Amendments. This Agreement, together with any Loan Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement and supersedes all prior written and oral agreements and understandings, if any, regarding same. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

(b)          Applicable Law. This Agreement has been delivered to Lender and is performable in Dallas County, Texas. Courts within the State of Texas have jurisdiction over any dispute arising under or pertaining to this Agreement, and venue for such dispute shall be in Dallas County, Texas. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND APPLICABLE FEDERAL LAWS, EXCEPT TO THE EXTENT PERFECTION AND THE EFFECT OF PERFECTION OR NON-PERFECTION OF THE SECURITY INTEREST GRANTED HEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL, ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF TEXAS.

(c)          Attorney’s Fees and Other Costs. Grantor will upon demand pay to Lender the amount of any and all costs and expenses (including without limitation, reasonable attorney’s fees and expenses) which Lender may incur in connection with (i) the perfection and preservation of the security interests created under this Agreement, (ii) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, the Collateral, (iii) the exercise or enforcement of any of the rights of Lender under this Agreement, or (iv) the failure by Grantor to perform or observe any of the provisions hereof.

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(d)          Termination. It is contemplated by the parties hereto that from time to time there may be no outstanding Obligations, but notwithstanding such occurrences, this Agreement shall remain valid and shall be in full force and effect as to subsequent outstanding Obligations. Upon (i) the satisfaction in full of the Obligations, and (ii) the termination or expiration of any commitment of Lender to extend credit to Grantor, this Agreement and the security interests created hereby shall terminate. Upon termination of this Agreement, Grantor shall be authorized to terminate any financing statements in favor of Lender covering the Collateral, and Lender will, at Grantor’s sole cost and expense, return to Grantor such of the Collateral as shall not have been sold or otherwise disposed of or applied pursuant to the terms hereof, and execute and deliver to Grantor such documents as Grantor shall reasonably request to evidence such termination.

(e)          Indemnity. Grantor hereby indemnifies and agrees to hold harmless Lender, and its officers, directors, employees, agents, and representatives (each an “Indemnified Person”) from and against any and all liabilities, obligations, claims, losses, damages, penalties, actions, judgments, suits, costs, expenses, or disbursements of any kind or nature (collectively the “Claims”) which may be imposed on, incurred by, or asserted against, any Indemnified Person (except Claims by Grantor, any Obligated Party, or an Indemnified Person against another Indemnified Person) arising in connection with this Agreement or the Collateral (including, without limitation, the enforcement of the remedies provided herein and the defense of any Indemnified Person’s actions and/or inactions in connection with such enforcement). WITHOUT LIMITATION, THE FOREGOING INDEMNITIES SHALL APPLY TO EACH INDEMNIFIED PERSON WITH RESPECT TO ANY CLAIMS WHICH IN WHOLE OR IN PART ARE CAUSED BY OR ARISE OUT OF THE NEGLIGENCE OF SUCH INDEMNIFIED PERSON, except Claims which in whole or in part are caused or arise out of the gross negligence or willful misconduct of such Indemnified Person. The indemnification provided for in this Section shall survive the termination of this Agreement and shall extend and continue to benefit each individual or entity who is or has at any time been an Indemnified Person hereunder.

(f)           Captions. Captions and headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

(g)          Notice. All notices required to be given under this Agreement shall be given in writing in accordance with, and effective as set forth in, the Loan Agreement. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party’s address.

(h)          Power of Attorney. Grantor hereby irrevocably appoints Lender as its true and lawful attorney-in-fact, such power of attorney being coupled with an interest, with full power of substitution to do the following in the place and stead of Grantor and in the name of Grantor, but to be exercised only while an Event of Default exists: (i) to demand, collect, receive, receipt for, sue, and recover all sums of money or other property which may now or hereafter become due, owing or payable from the Collateral; (ii) to execute, sign and endorse any and all claims, instruments, receipts, checks, drafts, or warrants issued in payment for the Collateral; (iii) to settle or compromise any and all claims arising under the Collateral, and, in the place and stead of Grantor, to execute and deliver its release and settlement for the claim; and (iv) to file any claim or claims or to take any action or institute or take part in any proceedings, either in its own name or in the name of Grantor, or otherwise, which in the discretion of Lender may deem to be necessary or advisable. This power is given as security for the Obligations, and the authority hereby conferred is and shall be irrevocable and shall remain in full force and effect until renounced by Lender.

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(i)           Severability. If a court of competent jurisdiction finds any provision of this Agreement to be invalid or unenforceable as to any person or circumstance, such finding shall not render that provision invalid or unenforceable as to any other persons or circumstances. If feasible, any such offending provision shall be deemed to be modified to be within the limits of enforceability or validity; however, if the offending provision cannot be so modified, it shall be stricken and all other provisions of this Agreement in all other respects shall remain valid and enforceable.

(j)           Successor Interests. Subject to the limitations set forth above on transfer of the Collateral, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns; provided, however, Grantor’s rights and obligations hereunder may not be assigned or otherwise transferred without the prior written consent of Lender.

(k)          Waiver. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender’s right to thereafter demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender’s rights or of any of Grantor’s obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

[signature page follows]

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Signed effective the date stated above.

GRANTOR:

Avalon Energy, LLC

By:	/s/ William S. Montgomery, Jr.
William S. Montgomery, Jr.
President and Chief Executive Officer

Grantor’s address:

Avalon Energy, LLC

Attention: William S. Montgomery, Jr.

5000 Quorum Drive, Suite 205

Dallas, Texas 75254

Lender’s address:

Washington Federal, National Association

Attention: Rusty Stehr

5420 LBJ Freeway, Suite 200

Dallas, Texas 75240

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EXHIBIT E

SECURITY AGREEMENT

This Security Agreement is entered into effective November 1, 2018, by Avalon TX Operating, LLC (“Grantor”), a Texas limited liability company, for the benefit of Washington Federal, National Association (“Lender”). For valuable consideration, Grantor grants to Lender a security interest in the Collateral to secure the Obligations (as defined below) and agrees that Lender shall have the rights stated in this Agreement with respect to the Collateral, in addition to all other rights which Lender may have by law.

1.             DEFINITIONS. The following words have the meanings assigned below when used in this Agreement. Terms not otherwise defined in this Agreement shall have the meanings attributed to such terms in the Uniform Commercial Code as adopted in the State of Texas and as amended from time to time (“Code”). All references to dollar amounts shall mean amounts in lawful money of the United States of America.

(a)          “Agreement” means this Security Agreement, as amended or modified from time to time, together with all exhibits and schedules attached from time to time.

(b)          “Borrowers” means Avalon Energy, LLC, a Texas limited liability company, and Avalon TX Operating, LLC, a Texas limited liability company, or either of them.

(c)          “Collateral” means the following described property of Grantor, whether now owned or hereafter acquired, whether now existing or hereafter arising, and wherever located:

(i)              All present and future accounts (including all accounts as defined in the Code), chattel paper (whether electronic or tangible), documents, instruments, deposit accounts, securities accounts, commodity accounts, general intangibles, payment intangibles (including any right to payment for goods sold or services rendered arising out of the sale or delivery of personal property or work done or labor performed by Grantor), software, letter of credit rights, and other rights to payment of every kind, including all securities, guaranties, warranties, indemnity agreements, insurance policies, and other agreements pertaining to the same or the property described therein, now or hereafter owned, held, or acquired by Grantor, and in any case where an account arises from the sale of goods, the interest of Grantor in such goods.

(ii)             All present and hereafter acquired inventory (including without limitation, all raw materials, work in process, and finished goods) held, possessed, owned, held on consignment, or held for sale, lease, return or to be furnished under contracts of services, in whole or in part, by Grantor wherever located.

(iii)            All equipment and fixtures of whatsoever kind and character now or hereafter possessed, held, acquired, leased, or owned by Grantor and used or usable in Grantor’s business, together with all replacements, accessories, additions, substitutions, and accessions to all of the foregoing.

(iv)            All Hedge Transactions (as defined in the Loan Agreement).

In addition, the word “Collateral” includes all the following, whether now owned or hereafter acquired, whether now existing or hereafter arising, and wherever located: (i) all accessions, accessories, increases, and additions to and all replacements of and substitutions for any property described above;

(ii) all products and produce of any of the property described in this Collateral section; (iii) all proceeds (including, without limitation, insurance proceeds) from the sale, lease, destruction, loss, or other disposition of any of the property described in this Collateral section; and (iv) all records and data relating to any of the property described in this Collateral section, whether in the form of a writing, photograph, microfilm, microfiche, or electronic media, together with all of Grantor’s right, title, and interest in and to all computer software required to utilize, create, maintain, and process any such records or data on electronic media.

(d)          “Event of Default” means and includes any of the Events of Default set forth below in the section titled “Events of Default.”

(e)          “Guarantor” means and includes without limitation, each and all of the guarantors, sureties, and accommodation parties in connection with the Obligations.

(f)           “Loan Agreement” means the Loan Agreement of even date, executed by Borrowers and Lender, as now or hereafter amended, restated, replaced, supplemented, or otherwise modified, from time to time.

(g)          “Loan Documents” means the Loan Agreement, the Revolving Note, and all Loan Documents (as defined in the Loan Agreement), and includes, without limitation, all promissory notes, credit agreements, loan agreements, guaranties, security agreements, mortgages, deeds of trust, and all other instruments, agreements, and documents, whether now or hereafter existing, executed in connection with the Obligations.

(h)          “Obligations” means the aggregate of:

(1)             The Revolving Note; and

(2)             All other Secured Obligations (as defined in the Loan Agreement); and

(3)             All Hedge Liabilities (as defined in the Loan Agreement); and

(4)             Any and all extensions and renewals of or substitutes for any of the foregoing indebtedness, obligations, and liabilities or any part thereof.

(i)           “Revolving Note” means a revolving promissory note of even date, in the principal amount of $25,000,000, payable by Borrowers to the order of Lender, and all renewals and extensions of, and substitutions for, that note.

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2.            WARRANTIES. Grantor warrants that Grantor has the full right, power, and authority to enter into this Agreement and to pledge the Collateral to Lender.

3.            WAIVERS. Grantor waives notice of the incurring of any Obligations and waives all requirements of presentment, protest, demand, and notice of dishonor or non-payment to Grantor, Borrowers, or any other party to the Obligations or the Collateral. Lender may do any of the following with respect to any obligation of any Borrowers, without first notifying or obtaining the consent of Grantor: (a) grant any extension of time for any payment, (b) grant any renewal, (c) permit any modification of payment terms or other terms, (d) release Borrowers or any Guarantor from all or any portion of the Obligations, or (e) exchange or release all or any portion of the Collateral or other security for all or any portion of the Obligations. No such act or failure to act shall affect Lender’s rights against Grantor or the Collateral.

4.            OBLIGATIONS. Grantor represents and covenants to Lender as follows:

(a)            Organization. Grantor is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Texas.

(b)            Authorization. The execution, delivery, and performance of this Agreement by Grantor have been duly authorized by all necessary action by Grantor and do not conflict with, result in a violation of, or constitute a default under (i) any provision of its certificate of incorporation, bylaws, certificate of organization, regulations, certificate of limited partnership, or limited partnership agreement, or any agreement or other instrument binding upon Grantor or (ii) any law, governmental regulation, court decree, or order applicable to Grantor. The execution and delivery of this Agreement will not violate any law or agreement governing Grantor or to which Grantor is a party, and its certificate or articles of incorporation and bylaws do not prohibit any term or condition of this Agreement.

(c)            Perfection. Grantor hereby authorizes Lender to authenticate and file all financing statements or amendments to financing statement in such offices and places and at such times and as often as may be, in the reasonable judgment of Lender, necessary to preserve, protect, and renew the security interests herein created in the Collateral. Grantor agrees to execute such financing statements and to take whatever other actions that are reasonably necessary and requested by Lender to perfect and continue Lender’s security interest in the Collateral. Upon request of Lender, Grantor will deliver to Lender any and all of the documents evidencing or constituting the Collateral to the extent reasonably necessary for perfection, and Grantor will note Lender’s interest upon any and all chattel paper if not delivered to Lender for possession by Lender. Grantor hereby irrevocably appoints Lender as its attorney-in-fact for the purpose of executing any documents necessary to perfect or to continue the security interest granted in this Agreement. Lender may at any time, and without further authorization from Grantor, file a carbon, photographic or other reproduction of any financing statement or of this Agreement for use as a financing statement. Grantor will reimburse Lender for all reasonable expenses for the perfection and the continuation of the perfection of Lender’s security interest in the Collateral. Grantor has disclosed to Lender all of Grantor’s current business locations. Grantor will notify Lender in writing at least thirty (30) days prior to the occurrence of any of the following: (i) any changes in Grantor’s name, or (ii) any change in Grantor’s business locations.

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(d)            Enforceability. To the extent the Collateral consists of accounts, chattel paper, or general intangibles, the Collateral is enforceable in accordance with its terms, is genuine, and complies with applicable laws concerning form, content, and manner of preparation and execution, and all persons appearing to be obligated on the Collateral have authority and capacity to contract and are in fact obligated as they appear to be on the Collateral. At the time any account becomes subject to a security interest in favor of Lender, the account shall be a good and valid account representing an undisputed, bona fide indebtedness incurred by the account debtor, for hydrocarbons or other goods held subject to delivery instructions or theretofore shipped or delivered pursuant to a contract of sale, or for services theretofore performed by Grantor with or for the account debtor; Grantor will not adjust, settle, compromise, amend, or modify any account, except in good faith and in the ordinary course of business; provided, however, this exception shall automatically terminate upon the occurrence of an Event of Default.

(e)            Transactions Involving Collateral. Except for inventory sold or accounts collected in the ordinary course of Grantor’s business, Grantor shall not sell, offer to sell, or otherwise transfer or dispose of the Collateral, except as permitted by the Loan Agreement. Grantor shall not pledge, mortgage, encumber, or otherwise permit the Collateral to be subject to any lien, security interest, encumbrance, or charge, other than the security interest provided for in this Agreement and Permitted Liens (as defined in the Loan Agreement), without the prior written consent of Lender, even if junior in right to the security interests granted under this Agreement. So long as there is any existing Event of Default, all proceeds from any disposition of the Collateral (for whatever reason) shall be held in trust for Lender and shall not be commingled with any other funds; provided however, this requirement shall not constitute consent by Lender to any sale or other disposition. Upon receipt, Grantor shall immediately deliver any such proceeds to Lender.

(f)             Title. Grantor represents and warrants to Lender that it is the owner of the Collateral and holds good and indefeasible title to the Collateral, free and clear of all security interests, liens, and encumbrances except for the security interest under this Agreement. No financing statement covering any of the Collateral is on file in any public office other than those which reflect the security interest created by this Agreement or to which Lender has specifically consented. Grantor shall defend Lender’s rights in the Collateral against the claims and demands of all other persons.

(g)            Maintenance and Inspection. Grantor shall maintain all tangible Collateral in good condition and repair, ordinary wear and tear excepted. Grantor will not commit or permit damage to or destruction of the Collateral or any part of the Collateral. Lender and its designated representatives and agents shall have the right with reasonable notice during normal business hours to examine, inspect, and audit the Collateral wherever located.

(h)            Taxes, Assessments, and Liens. Grantor will pay when due all taxes, assessments, and governmental charges or levies upon the Collateral and provide Lender evidence of such payment upon its request. Grantor may withhold any such payment or may elect to contest any lien if Grantor is in good faith conducting an appropriate proceeding to contest the obligation to pay and so long as Lender’s interest in the Collateral is not jeopardized in Lender’s sole opinion. If the Collateral is subjected to a lien which is not discharged within fifteen (15) days, Grantor shall deposit with Lender cash, a sufficient corporate surety bond, or other security satisfactory to Lender in an amount adequate to provide for the discharge of the lien plus any interest, costs, reasonable attorney’s fees, or other charges that could accrue as a result of foreclosure or sale of the Collateral. In any contest Grantor shall defend itself and Lender and shall satisfy any final adverse judgment before enforcement against the Collateral. Grantor shall name Lender as an additional obligee under any surety bond furnished in the contest proceedings.

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(i)             Insurance. Grantor shall procure and maintain all risk insurance, including without limitation fire, theft, and liability coverage together with such other insurance as Lender may require with respect to the Collateral, in form, amounts, coverages, and basis reasonably acceptable to Lender. GRANTOR MAY FURNISH THE REQUIRED INSURANCE WHETHER THROUGH EXISTING POLICIES OWNED OR CONTROLLED BY GRANTOR OR THROUGH EQUIVALENT INSURANCE FROM ANY INSURANCE COMPANY AUTHORIZED TO TRANSACT BUSINESS IN THE STATE OF TEXAS. If Grantor fails to provide any required insurance or fails to continue such insurance in force, Lender may, but shall not be required to, do so at Grantor’s expense, and the cost of the insurance will be added to the Obligations. If any such insurance is procured by Lender at a rate or charge not fixed or approved by the State Board of Insurance, Grantor will be so notified, and Grantor will have the option for five (5) days of furnishing equivalent insurance through any insurer authorized to transact business in Texas. Grantor, upon request of Lender, will deliver to Lender from time to time the policies or certificates of insurance in form satisfactory to Lender, including stipulations that coverages will not be canceled or diminished without at least thirty (30) days prior written notice to Lender and not including any disclaimer of the insurer’s liability for failure to give such a notice. Each insurance policy also shall include an endorsement providing that coverage in favor of Lender will not be impaired in any way by any act, omission, or default of Grantor or any other person. In connection with all policies covering assets in which Lender holds or is offered a security interest, Grantor will provide Lender with such loss payable or other endorsements as Lender may require. If Grantor at any time fails to obtain or maintain any insurance as required under this Agreement, Lender may (but shall not be obligated to) obtain such insurance as Lender deems appropriate, including if it so chooses “single interest insurance,” which will cover only Lender’s interest in the Collateral.

(j)             Insurance Proceeds. Grantor shall promptly notify Lender of any loss or damage to the Collateral. Lender may make proof of loss if Grantor fails to do so within fifteen (15) days of the casualty. All proceeds of any insurance on the Collateral, including accrued proceeds thereon, shall be held by Lender as part of the Collateral. If Lender consents to repair or replacement of the damaged or destroyed Collateral, Lender shall, upon satisfactory proof of expenditure, pay or reimburse Grantor from the proceeds for the reasonable cost of repair or restoration. If Lender does not consent to repair or replacement of the Collateral, Lender shall retain a sufficient amount of the proceeds to pay all of the Obligations, and shall pay the balance to Grantor. Any proceeds which have not been disbursed within six (6) months after their receipt and which Grantor has not committed to the repair or restoration of the Collateral shall be used to prepay the Obligations. Application of insurance proceeds to the payment of the Obligations will not extend, postpone, or waive any payments otherwise due, or change the amount of such payments to be made, and proceeds may be applied in such order and such amounts as Lender may elect.

(k)            Solvency. As of the date hereof, and after giving effect to this Agreement and the completion of all other transactions contemplated by Grantor at the time of the execution of this Agreement, (i) Grantor is solvent, (ii) the fair salable value of Grantor’s assets exceeds Grantor’s liabilities (both fixed and contingent), (iii) Grantor is paying its debts as they mature, and (iv) if Grantor is not an individual, Grantor has sufficient capital to carry on Grantor’s businesses and all businesses in which Grantor is about to engage.

(l)             Lien Not Released. The lien, security interest, and other security rights of Lender hereunder shall not be impaired by any indulgence, moratorium, or release granted by Lender, including but not limited to, the following: (i) any renewal, extension, increase, or modification of any of the Obligations; (ii) any surrender, compromise, release, renewal, extension, exchange, or substitution granted in respect of any of the Collateral; (iii) any release or indulgence granted to any endorser, guarantor, or surety of any of the Obligations; (iv) any release of any other collateral for any of the Obligations; (v) any acquisition of any additional collateral for any of the Obligations; and (vi) any waiver or failure to exercise any right, power, or remedy granted herein, by law, or in any Loan Documents.

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(m)           Chattel Paper. To the extent a security interest in the chattel paper of Grantor is granted hereunder, Grantor represents and warrants that all such chattel paper have only one original counterpart, and no other party other than Grantor or Lender is in actual or constructive possession of any such chattel paper. Grantor agrees that at the option of and on the request by Lender, Grantor will either deliver to Lender all originals of the chattel paper which is included in the Collateral or will mark all such chattel paper with a legend indicating that such chattel paper is subject to the security interest granted hereunder.

5.            ACCOUNTS. Until an Event of Default has occurred, Grantor may have possession of the tangible personal property and beneficial use of all the Collateral and may use it in any lawful manner not inconsistent with this Agreement or the Loan Documents, provided that Grantor’s right to possession and beneficial use shall not apply to any Collateral where possession of the Collateral by Lender is required by law to perfect Lender’s security interest in such Collateral. Until otherwise notified by Lender, Grantor may collect any of the Collateral consisting of accounts. At any time that an Event of Default exists, Lender may collect the accounts, notify account debtors to make payments directly to Lender for application to the Obligations, and verify the accounts with such account debtors. Lender also has the right, at the expense of Grantor, to enforce collection of such accounts and adjust, settle, compromise, sue for, or foreclose on the amount owing under any such account, in the same manner and to the same extent as Grantor. If Lender at any time has possession of any Collateral, whether before or after an Event of Default, Lender shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral if Lender takes such action for that purpose as Grantor shall request or as Lender, in Lender’s sole discretion, shall deem appropriate under the circumstances, but failure to honor any request by Grantor shall not of itself be deemed to be a failure to exercise reasonable care. Lender shall not be required to take any steps necessary to preserve any rights in the Collateral against prior parties, nor to protect, preserve, or maintain any security interest given to secure the Obligations.

6.            EXPENDITURES BY LENDER. If not discharged or paid when due, Lender may (but shall not be obligated to) discharge or pay any amounts required to be discharged or paid by Grantor under this Agreement, including without limitation all taxes, liens, security interests, encumbrances, and other claims, at any time levied or placed on the Collateral. Lender also may (but shall not be obligated to) pay all costs for insuring, maintaining, and preserving the Collateral. All such expenditures incurred or paid by Lender for such purposes will then bear interest at the Revolving Note rate from the date incurred or paid by Lender to the date of repayment by Grantor. All such expenses shall become a part of the Obligations and be payable on demand by Lender. Such right shall be in addition to all other rights and remedies to which Lender may be entitled during the existence of an Event of Default.

7.             EVENTS OF DEFAULT. Any “Event of Default” under the Loan Agreement shall be an “Event of Default” under this Agreement.

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8.            RIGHTS AND REMEDIES. If an Event of Default exists under this Agreement and after expiration of any notice, cure, or grace period required by the Loan Agreement, Lender shall have all the rights and remedies of a secured party under the Code. In addition and without limitation, Lender may exercise any one or more of the following rights and remedies:

(a)           Accelerate Obligations. Lender may declare the entire Obligations immediately due and payable, without notice.

(b)           Assemble Collateral. Lender may require Grantor to deliver to Lender all or any portion of the Collateral and any and all certificates of title and other documents relating to the Collateral. Lender may require Grantor to assemble the Collateral and make it available to Lender at a place to be designated by Lender. Lender also shall have full power to enter, provided Lender does so without a breach of the peace or a trespass, upon the property of Grantor to take possession of and remove the Collateral.

(c)           Sell the Collateral. Lender shall have full power to sell, lease, transfer, or otherwise dispose of the Collateral or the proceeds thereof in its own name or that of Grantor. Lender may sell the Collateral (as a unit or in parcels) at public auction or private sale. Lender may buy the Collateral, or any portion thereof, (i) at any public sale, and (ii) at any private sale if the Collateral is of a type customarily sold in a recognized market or is of a type which is the subject of widely distributed standard price quotations. Lender shall not be obligated to make any sale of Collateral regardless of a notice of sale having been given. Lender may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, Lender will give Grantor reasonable notice of the time and place of any public sale thereof or of the time after which any private sale or any other intended disposition of the Collateral is to be made. The requirements of reasonable notice shall be met if such notice is given at least ten (10) days prior to the date any public sale, or after which a private sale, of any of such Collateral is to be held. All expenses relating to the disposition of the Collateral, including without limitation the expenses of retaking, holding, insuring, preparing for sale, and selling the Collateral, shall become a part of the Obligations secured by this Agreement and shall be payable on demand, with interest at the Revolving Note rate from date of expenditure until repaid.

(d)           Appoint Receiver. To the extent permitted by applicable law, Lender shall have the following rights and remedies regarding the appointment of a receiver: (i) Lender may have a receiver appointed as a matter of right, (ii) the receiver may be an employee of Lender and may serve without bond, and (iii) all fees of the receiver and his or her attorney shall become part of the Obligations secured by this Agreement and shall be payable on demand, with interest at the Revolving Note rate from date of expenditure until repaid.

(e)           Collect Revenues and Accounts. Lender, either itself or through a receiver, may collect the payments, rents, income, and revenues from the Collateral. Lender may transfer any Collateral into its own name or that of its nominee and receive the payments, rents, income, and revenues therefrom and hold the same as security for the Obligations or apply it to payment of the Obligations in such order of preference as Lender may determine. Insofar as the Collateral consists of accounts, general intangibles, insurance policies, instruments, chattel paper, choses in action, or similar property, Lender may demand, collect, receipt for, settle, compromise, adjust, sue for, foreclose, or realize on the Collateral as Lender may determine. For these purposes, Lender may, on behalf of and in the name of Grantor, receive, open, and dispose of mail addressed to Grantor; change any address to which mail and payments are to be sent; and endorse notes, checks, drafts, money orders, documents of title, instruments, and items pertaining to payment, shipment, or storage of any Collateral. To facilitate collection, Lender may notify account debtors and obligors on any Collateral to make payments directly to Lender.

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(f)            Obtain Deficiency. If Lender chooses to sell any or all of the Collateral, Lender may obtain a judgment against Borrowers for any deficiency remaining on the Obligations due to Lender after application of all amounts received from the exercise of the rights provided in this Agreement. Borrowers shall be liable for a deficiency even if the transaction described in this subsection is a sale of accounts or chattel paper.

(g)           Other Rights and Remedies. Lender shall have and may exercise any or all other rights and remedies it may have available at law, in equity, or otherwise. Grantor waives any right to require Lender to proceed against any third party, exhaust any other security for the Obligations, or pursue any other right or remedy available to Lender.

(h)           Cumulative Remedies. All of Lender’s rights and remedies, whether evidenced by this Agreement or the Loan Documents or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor or Borrowers under this Agreement, after Grantor or Borrowers’ failure to perform, shall not affect Lender’s right to declare a default and to exercise its remedies.

9.            MISCELLANEOUS PROVISIONS. (a) Amendments. This Agreement, together with any Loan Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement and supersedes all prior written and oral agreements and understandings, if any, regarding same. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

(b)          Applicable Law. This Agreement has been delivered to Lender and is performable in Dallas County, Texas. Courts within the State of Texas have jurisdiction over any dispute arising under or pertaining to this Agreement, and venue for such dispute shall be in Dallas County, Texas. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND APPLICABLE FEDERAL LAWS, EXCEPT TO THE EXTENT PERFECTION AND THE EFFECT OF PERFECTION OR NON-PERFECTION OF THE SECURITY INTEREST GRANTED HEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL, ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF TEXAS.

(c)           Attorney’s Fees and Other Costs. Grantor will upon demand pay to Lender the amount of any and all costs and expenses (including without limitation, reasonable attorney’s fees and expenses) which Lender may incur in connection with (i) the perfection and preservation of the security interests created under this Agreement, (ii) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, the Collateral, (iii) the exercise or enforcement of any of the rights of Lender under this Agreement, or (iv) the failure by Grantor to perform or observe any of the provisions hereof.

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(d)          Termination. It is contemplated by the parties hereto that from time to time there may be no outstanding Obligations, but notwithstanding such occurrences, this Agreement shall remain valid and shall be in full force and effect as to subsequent outstanding Obligations. Upon (i) the satisfaction in full of the Obligations, and (ii) the termination or expiration of any commitment of Lender to extend credit to Grantor, this Agreement and the security interests created hereby shall terminate. Upon termination of this Agreement, Grantor shall be authorized to terminate any financing statements in favor of Lender covering the Collateral, and Lender will, at Grantor’s sole cost and expense, return to Grantor such of the Collateral as shall not have been sold or otherwise disposed of or applied pursuant to the terms hereof, and execute and deliver to Grantor such documents as Grantor shall reasonably request to evidence such termination.

(e)           Indemnity. Grantor hereby indemnifies and agrees to hold harmless Lender, and its officers, directors, employees, agents, and representatives (each an “Indemnified Person”) from and against any and all liabilities, obligations, claims, losses, damages, penalties, actions, judgments, suits, costs, expenses, or disbursements of any kind or nature (collectively the “Claims”) which may be imposed on, incurred by, or asserted against, any Indemnified Person (except Claims by Grantor, any Obligated Party, or an Indemnified Person against another Indemnified Person) arising in connection with this Agreement or the Collateral (including, without limitation, the enforcement of the remedies provided herein and the defense of any Indemnified Person’s actions and/or inactions in connection with such enforcement). WITHOUT LIMITATION, THE FOREGOING INDEMNITIES SHALL APPLY TO EACH INDEMNIFIED PERSON WITH RESPECT TO ANY CLAIMS WHICH IN WHOLE OR IN PART ARE CAUSED BY OR ARISE OUT OF THE NEGLIGENCE OF SUCH INDEMNIFIED PERSON, except Claims which in whole or in part are caused or arise out of the gross negligence or willful misconduct of such Indemnified Person. The indemnification provided for in this Section shall survive the termination of this Agreement and shall extend and continue to benefit each individual or entity who is or has at any time been an Indemnified Person hereunder.

(f)            Captions. Captions and headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

(g)           Notice. All notices required to be given under this Agreement shall be given in writing in accordance with, and effective as set forth in, the Loan Agreement. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party’s address.

(h)           Power of Attorney. Grantor hereby irrevocably appoints Lender as its true and lawful attorney-in-fact, such power of attorney being coupled with an interest, with full power of substitution to do the following in the place and stead of Grantor and in the name of Grantor, but to be exercised only while an Event of Default exists: (i) to demand, collect, receive, receipt for, sue, and recover all sums of money or other property which may now or hereafter become due, owing or payable from the Collateral; (ii) to execute, sign and endorse any and all claims, instruments, receipts, checks, drafts, or warrants issued in payment for the Collateral; (iii) to settle or compromise any and all claims arising under the Collateral, and, in the place and stead of Grantor, to execute and deliver its release and settlement for the claim; and (iv) to file any claim or claims or to take any action or institute or take part in any proceedings, either in its own name or in the name of Grantor, or otherwise, which in the discretion of Lender may deem to be necessary or advisable. This power is given as security for the Obligations, and the authority hereby conferred is and shall be irrevocable and shall remain in full force and effect until renounced by Lender.

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(i)            Severability. If a court of competent jurisdiction finds any provision of this Agreement to be invalid or unenforceable as to any person or circumstance, such finding shall not render that provision invalid or unenforceable as to any other persons or circumstances. If feasible, any such offending provision shall be deemed to be modified to be within the limits of enforceability or validity; however, if the offending provision cannot be so modified, it shall be stricken and all other provisions of this Agreement in all other respects shall remain valid and enforceable.

(j)            Successor Interests. Subject to the limitations set forth above on transfer of the Collateral, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns; provided, however, Grantor’s rights and obligations hereunder may not be assigned or otherwise transferred without the prior written consent of Lender.

(k)           Waiver. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender’s right to thereafter demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender’s rights or of any of Grantor’s obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

[signature page follows]

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Signed effective the date stated above.

GRANTOR:

Avalon TX Operating, LLC

By:	/s/ Rory McMinn
Rory McMinn,
President

Grantor’s address:
Avalon TX Operating, LLC
Attention: William S. Montgomery, Jr.
5000 Quorum Drive, Suite 205
Dallas, Texas 75254

Lender’s address:
Washington Federal, National Association
Attention: Rusty Stehr
5420 LBJ Freeway, Suite 200
Dallas, Texas 75240

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EXHIBIT F

PLEDGE AND SECURITY AGREEMENT

This Pledge and Security Agreement (“Agreement”) is made as of November 1, 2018, by Avalon Energy, LLC (“Pledgor”), a Texas limited liability company, in favor of Washington Federal, National Association (“Lender”), as security for the Obligations (as defined below). Pledgor hereby agrees with Lender as follows:

1.           Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

(a)          The term “Borrowers” means Avalon Energy, LLC, a Texas limited liability company, and Avalon TX Operating, LLC, a Texas limited liability company, or either of them.

(b)          The term “Code” means the Uniform Commercial Code as in effect in the State of Texas on the date of this Agreement or as it may hereafter be amended from time to time.

(c)          The term “Collateral” means all property described on Schedule A attached.

(d)          The term “Debtor Relief Laws” shall have the meaning assigned in the Loan

Agreement.

(e)          The term “Lender” means WASHINGTON FEDERAL, NATIONAL ASSOCIATION, its successors and assigns, including without limitation, any party to whom it, or its successors or assigns, may assign its rights and interests under this Agreement.

(f)          The term “Loan Agreement” means the Loan Agreement of even date herewith, executed by Borrowers and Lender, as now or hereafter amended, restated, replaced, supplemented, or otherwise modified, from time to time.

(g)          The term “Loan Documents” means the Loan Agreement, the Revolving Note, and all Loan Documents (as defined in the Loan Agreement), and includes, without limitation, all promissory notes, credit agreements, loan agreements, guaranties, security agreements, mortgages, deeds of trust, and all other instruments, agreements, and documents, whether now or hereafter existing, executed in connection with the Obligations.

(h)          The term “Obligations” means the aggregate of:

(1)         The Revolving Note; and

(2)         All other Secured Obligations (as defined in the Loan Agreement); and

(3)         All Hedge Liabilities (as defined in the Loan Agreement); and

(4)         Any and all extensions and renewals of or substitutes for any of the foregoing indebtedness, obligations, and liabilities or any part thereof.

(i)           The term “Revolving Note” means a revolving promissory note of even date herewith, in the principal amount of $25,000,000.00, executed by Borrowers, and payable to the order of Lender, and all renewals and extensions of, and substitutions for, that note.

(j)           The term “Obligated Parties” shall have the meaning assigned in the Loan Agreement.

All words and phrases used herein which are expressly defined in Section 1.201, Chapter 8 or Chapter 9 of the Code shall have the meaning provided for therein. Other words and phrases defined elsewhere in the Code shall have the meaning specified therein except to the extent such meaning is inconsistent with a definition in Section 1.201, Chapter 8 or Chapter 9 of the Code.

2.           Security Interest. As security for the Obligations, Pledgor, for value received, hereby grants to Lender a continuing security interest in the Collateral.

3.           Voting Rights. As long as no Event of Default exists hereunder, any voting rights incident to any stock or other securities pledged as Collateral may be exercised by Pledgor; provided, however, that Pledgor will not exercise, or cause to be exercised, any such voting rights, without the prior written consent of Lender, if the direct or indirect effect of such vote will result in an Event of Default hereunder.

4.           Maintenance of Collateral. Other than the exercise of reasonable care to assure the safe custody of any Collateral in Lender’s possession from time to time, Lender does not have any obligation, duty or responsibility with respect to the Collateral. Without limiting the generality of the foregoing, Lender shall not have any obligation, duty or responsibility to do any of the following: (a) ascertain any maturities, calls, conversions, exchanges, offers, tenders or similar matters relating to the Collateral or inform Pledgor with respect to any such matters; (b) fix, preserve or exercise any right, privilege or option (whether conversion, redemption or otherwise) with respect to the Collateral unless (i) Pledgor makes written demand to Lender to do so, (ii) such written demand is received by Lender in sufficient time to permit Lender to take the action demanded in the ordinary course of its business, and (iii) Pledgor provides substitute collateral, if necessary, acceptable to Lender in its sole discretion; (c) collect any amounts payable in respect of the Collateral (Lender being liable to account to Pledgor only for what Lender receives or collects thereon); (d) sell all or any portion of the Collateral to avoid market loss; (e) sell all or any portion of the Collateral unless and until (i) Pledgor makes written demand upon Lender to sell the Collateral, and (ii) Pledgor provides substitute collateral, acceptable to Lender in its sole discretion; or (f) hold the Collateral for or on behalf of any party other than Pledgor.

5.           Representations and Warranties. Pledgor hereby represents and warrants the following to

Lender:

(a)          Due Authorization. The execution, delivery and performance of this Agreement and all of the other Loan Documents by Pledgor have been duly authorized by all necessary corporate action of Pledgor, to the extent Pledgor is a corporation, or by all necessary partnership action, to the extent Pledgor is a partnership.

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(b)          Enforceability. This Agreement and the other Loan Documents constitute legal, valid and binding obligations of Pledgor, enforceable in accordance with their respective terms, except as limited by bankruptcy, insolvency or similar laws of general application relating to the enforcement of creditors’ rights and except to the extent specific remedies may generally be limited by equitable principles.

(c)          Ownership and Liens. Pledgor has good and indefeasible title to the Collateral free and clear of all liens, security interests, encumbrances or adverse claims, except for the security interest created by this Agreement. No dispute, right of setoff, counterclaim or defense exists with respect to all or any part of the Collateral. Pledgor has not executed any other security agreement currently affecting the Collateral and no financing statement or other instrument similar in effect covering all or any part of the Collateral is on file in any recording office except as may have been executed or filed in favor of Lender.

(d)          No Conflicts or Consents. Neither the ownership, the intended use of the Collateral by Pledgor, the grant of the security interest by Pledgor to Lender herein nor the exercise by Lender of its rights or remedies hereunder, will (i) conflict with any provision of (A) any domestic or foreign law, statute, rule or regulation, (B) the articles or certificate of incorporation, charter, bylaws or partnership agreement, as the case may be, of Pledgor, or (C) any agreement, judgment, license, order or permit applicable to or binding upon Pledgor or otherwise affecting the Collateral, or (ii) result in or require the creation of any lien, charge or encumbrance upon any assets or properties of Pledgor or of any person except as may be expressly contemplated in the Loan Documents. Except as expressly contemplated in the Loan Documents, no consent, approval, authorization or order of, and no notice to or filing with, any court, governmental authority or third party is required in connection with the grant by Pledgor of the security interest herein or the exercise by Lender of its rights and remedies hereunder.

(e)          Security Interest. Pledgor has and will have at all times full right, power and authority to grant a security interest in the Collateral to Lender in the manner provided herein, free and clear of any lien, security interest or other charge or encumbrance. This Agreement creates a legal, valid and binding security interest in favor of Lender in the Collateral.

(f)          Location. Pledgor’s residence or chief executive office, as the case may be, and the office where the records concerning the Collateral are kept is located at its address set forth on the signature page hereof.

(g)         Solvency of Pledgor. As of the date hereof, and after giving effect to this Agreement and the completion of all other transactions contemplated by Pledgor at the time of the execution of this Agreement, (i) Pledgor is solvent, (ii) the fair saleable value of Pledgor’s assets exceeds and will continue to exceed Pledgor’s liabilities (both fixed and contingent), (iii) Pledgor is paying and will continue to be able to pay its debts as they mature, and (iv) if Pledgor is not an individual, Pledgor has and will have sufficient capital to carry on Pledgor’s businesses and all businesses in which Pledgor is about to engage.

(h)         Securities. Any certificates evidencing securities pledged as Collateral are valid and genuine and have not been altered. All securities pledged as Collateral have been duly authorized and validly issued, are fully paid and non-assessable, and were not issued in violation of the preemptive rights of any party or of any agreement by which Pledgor or the issuer thereof is bound. No restrictions or conditions exist with respect to the transfer or voting of any securities pledged as Collateral, except as set forth in that certain Amended and Restated Trust Agreement of SandRidge Permian Trust dated as of August 16, 2011 among SandRidge Energy, Inc., The Bank of New York Mellon Trust Company, N.A., and The Corporation Trust Company. To the best of Pledgor’s knowledge, no issuer of such securities (other than securities of a class which are publicly traded) has any outstanding stock rights, rights to subscribe, options, warrants or convertible securities outstanding or any other rights outstanding entitling any party to have issued to such party capital stock of such issuer.

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6.           Affirmative Covenants. Pledgor will comply with the covenants contained in this Section at all times during the period of time this Agreement is effective unless Lender shall otherwise consent in writing.

(a)         Ownership and Liens. Pledgor will maintain good and indefeasible title to all Collateral free and clear of all liens, security interests, encumbrances or adverse claims, except for the security interest created by this Agreement and the security interests and other encumbrances expressly permitted by the other Loan Documents. Pledgor will not permit any dispute, right of setoff, counterclaim or defense to exist with respect to all or any part of the Collateral. Pledgor will cause any financing statement or other security instrument with respect to the Collateral to be terminated, except as may exist or as may have been filed in favor of Lender. Pledgor will defend at its expense Lender’s right, title and security interest in and to the Collateral against the claims of any third party.

(b)         Inspection of Books and Records. Pledgor will keep adequate records concerning the Collateral and will permit Lender and all representatives and agents appointed by Lender to inspect Pledgor’s books and records of or relating to the Collateral with reasonable notice at any time during normal business hours, to make and take away photocopies, photographs and printouts thereof and to write down and record any such information.

(c)         Adverse Claim. Pledgor covenants and agrees to promptly notify Lender of any claim, action or proceeding adversely affecting title to the Collateral, or any part thereof, or the security interest created hereunder and, at Pledgor’s expense, defend Lender’s security interest in the Collateral against the claims of any third party. Pledgor also covenants and agrees to promptly deliver to Lender a copy of all material written notices received by Pledgor with respect to the Collateral, including without limitation, notices received from the issuer of any securities pledged hereunder as Collateral.

(d)         Delivery of Instruments and/or Certificates. Contemporaneously herewith, Pledgor covenants and agrees to deliver to Lender any certificates, documents or instruments representing or evidencing the Collateral, with Pledgor’s endorsement thereon and/or accompanied by proper instruments of transfer and assignment duly executed in blank with, if requested by Lender, signatures guaranteed by a member or member organization in good standing of an authorized Securities Transfer Agents Medallion Program, all in form and substance satisfactory to Lender.

(e)         Financing Statements. Pledgor hereby authorizes Lender to authenticate and file all financing statements or amendments to financing statement in such offices and places and at such times and as often as may be, in the reasonable judgment of Lender, necessary to preserve, protect, and renew the security interests herein created in the Collateral.

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(f)          Further Assurances. Pledgor will contemporaneously with the execution hereof and from time to time thereafter at its expense promptly execute and deliver all further instruments and documents and take all further action necessary or appropriate or that Lender may reasonably request which is necessary in order (i) to perfect and protect the security interest created or purported to be created hereby and the first priority of such security interest, (ii) to enable Lender to exercise and enforce its rights and remedies hereunder in respect of the Collateral, and (iii) to otherwise effect the purposes of this Agreement, including without limitation: (A) executing and filing any financing or continuation statements, or any amendments thereto; (B) obtaining written confirmation from the issuer of any securities pledged as Collateral of the pledge of such securities, in form and substance satisfactory to Lender and such issuer; (C) cooperating with Lender in registering the pledge of any securities pledged as Collateral with the issuer of such securities; (D) delivering notice of Lender’s security interest in any securities pledged as Collateral to any securities or financial intermediary, clearing corporation or other party required by Lender, in form and substance satisfactory to Lender, and such securities or financial intermediary, clearing corporation or other party required by Lender; and (E) obtaining written confirmation of the pledge of any securities constituting Collateral from any securities or financial intermediary, clearing corporation or other party required by Lender, in form and substance satisfactory to Lender and such securities or financial intermediary, clearing corporation or other party required by Lender. If all or any part of the Collateral is securities issued by an agency or department of the United States, Pledgor covenants and agrees, at Lender’s request, to cooperate in registering such securities in Lender’s name or with Lender’s account maintained with a Federal Reserve Bank. When applicable law provides more than one method of perfection of Lender’s security interest in the Collateral, Lender may choose the method(s) to be used.

7.           Negative Covenants. Pledgor will comply with the covenants contained in this Section at all times during the period of time this Agreement is effective, unless Lender shall otherwise consent in writing.

(a)          Transfer or Encumbrance. Pledgor will not, other than as permitted by the Loan Documents, (i) sell, assign (by operation of law or otherwise) or transfer Pledgor’s rights in any of the Collateral, (ii) grant a lien or security interest in or execute, file or record any financing statement or other security instrument with respect to the Collateral to any party other than Lender, or (iii) deliver actual or constructive possession of any certificate, instrument or document evidencing and/or representing any of the Collateral to any party other than Lender.

(b)         Impairment of Security Interest. Pledgor will not take or fail to take any action which would in any manner materially impair the value or enforceability of Lender’s security interest in any Collateral.

(c)          Dilution of Ownership. As to any securities pledged as Collateral (other than securities of a class which are publicly traded), Pledgor will not consent to or approve of the issuance of (i) any additional shares of any class of securities of such issuer (unless immediately upon issuance additional securities are pledged and delivered to Lender pursuant to the terms hereof to the extent necessary to give Lender a security interest after such issuance in at least the same percentage of such issuer’s outstanding securities as Lender had before such issuance), (ii) any instrument convertible voluntarily by the holder thereof or automatically upon the occurrence or non-occurrence of any event or condition into, or exchangeable for, any such securities, or (iii) any warrants, options, contracts or other commitments entitling any third party to purchase or otherwise acquire any such securities.

(d)         Restrictions on Securities. Pledgor will not enter into any agreement creating, or otherwise permit to exist, any restriction or condition upon the transfer, voting or control of any securities pledged as Collateral, except as consented to in writing by Lender.

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8.           Rights of Lender. Lender shall have the rights contained in this Section at all times during the period of time this Agreement is effective.

(a)          Power of Attorney. Pledgor hereby irrevocably appoints Lender as Pledgor’s attorney-in-fact, such power of attorney being coupled with an interest, with full authority in the place and stead of Pledgor and in the name of Pledgor or otherwise, to take any action and to execute any instrument which Lender may from time to time in Lender’s reasonable discretion deem necessary to accomplish the purposes of this Agreement, including without limitation, the following action: (i) transfer any securities, instruments, documents or certificates pledged as Collateral in the name of Lender or its nominee; (ii) use any interest, premium or principal payments, conversion or redemption proceeds or other cash proceeds received in connection with any Collateral to reduce any of the Obligations; (iii) exchange any of the securities pledged as Collateral for any other property upon any merger, consolidation, reorganization, recapitalization or other readjustment of the issuer thereof, and, in connection therewith, to deposit and deliver any and all of such securities with any committee, depository, transfer agent, registrar or other designated agent upon such terms and conditions as Lender may reasonably deem necessary; (iv) exercise or comply with any conversion, exchange, redemption, subscription or any other right, privilege or option pertaining to any securities pledged as Collateral; provided, however, except as provided herein, Lender shall not have a duty to exercise or comply with any such right, privilege or option (whether conversion, redemption or otherwise) and shall not be responsible for any delay or failure to do so; and (v) file any claims or take any action or institute any proceedings which Lender may reasonably deem necessary for the collection and/or preservation of the Collateral or otherwise to enforce the rights of Lender with respect to the Collateral.

(b)          Performance by Lender. If Pledgor fails to perform any agreement or obligation provided herein, Lender may itself perform, or cause performance of, such agreement or obligation, and the expenses of Lender incurred in connection therewith shall be a part of the Obligations, secured by the Collateral and payable by Pledgor on demand.

Notwithstanding any other provision herein to the contrary, Lender does not have any duty to exercise or continue to exercise any of the foregoing rights and shall not be responsible for any failure to do so or for any delay in doing so.

9.           Events of Default. The existence of any of the below or any “Event of Default” under the Loan Agreement shall be an “Event of Default” under this under this Agreement:

(a)          Collateral. The Collateral or any portion thereof is taken on execution or other process of law in any action against Pledgor; or Pledgor abandons the Collateral or any portion thereof; or

(b)          Dilution of Ownership. The issuer of any securities (other than securities of a class which are publicly traded) constituting Collateral hereafter issues any shares of any class of capital stock (unless immediately upon issuance, additional securities are pledged and delivered to Lender pursuant to the terms hereof to the extent necessary to give Lender a security interest after such issuance in at least the same percentage of such issuer’s outstanding securities as Lender had before such issuance) or any options, warrants or other rights to purchase any such capital stock; or

(c)          Bankruptcy of Issuer. (i) The issuer of any securities constituting Collateral files a petition for relief under any Debtor Relief Laws, (ii) an involuntary petition for relief is filed against any such issuer under any Debtor Relief Laws and such involuntary petition is not dismissed within thirty (30) days after the filing thereof, or (iii) an order for relief naming any such issuer is entered under any Debtor Relief Laws.

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10.         Remedies and Related Rights. During the existence of an Event of Default, Lender may, at its option, declare the entire unpaid principal of and the interest accrued on the Obligations to be forthwith due and payable, without any notice, presentment, notice of default, notice of intent to accelerate, notice of acceleration, or demand of any kind, all of which are hereby expressly waived, unless expressly required by the Loan Agreement (“Acceleration”). Upon Acceleration, and without limiting any other rights and remedies provided herein, under any of the other Loan Documents or otherwise available to Lender, Lender may exercise one or more of the rights and remedies provided in this Section.

(a)          Remedies. Lender may from time to time at its discretion, without limitation and without notice except as expressly provided in any of the Loan Documents:

(i)          exercise in respect of the Collateral all the rights and remedies of a Lender under the Code (whether or not the Code applies to the affected Collateral);

(ii)         reduce its claim to judgment or foreclose or otherwise enforce, in whole or in part, the security interest granted hereunder by any available judicial procedure;

(iii)        sell or otherwise dispose of, at its office, on the premises of Pledgor or elsewhere, the Collateral, as a unit or in parcels, by public or private proceedings, and by way of one or more contracts (it being agreed that the sale or other disposition of any part of the Collateral shall not exhaust Lender’s power of sale, but sales or other dispositions may be made from time to time until all of the Collateral has been sold or disposed of or until the Obligations have been paid and performed in full), and at any such sale or other disposition it shall not be necessary to exhibit any of the Collateral;

(iv)       buy the Collateral, or any portion thereof, at any public sale;

(v)        buy the Collateral, or any portion thereof, at any private sale if the Collateral is of a type customarily sold in a recognized market or is of a type which is the subject of widely distributed standard price quotations;

(vi)       apply for the appointment of a receiver for the Collateral, and Pledgor hereby consents to any such appointment; and

(vii)        at its option, retain the Collateral in satisfaction of the Obligations whenever the circumstances are such that Lender is entitled to do so under the Code or otherwise.

Pledgor agrees that in the event Pledgor is entitled to receive any notice under the Code, as it exists in the state governing any such notice, of the sale or other disposition of any Collateral, reasonable notice shall be deemed given when such notice is deposited in a depository receptacle under the care and custody of the United States Postal Service, postage prepaid, at Pledgor’s address set forth on the signature page hereof, ten (10) days prior to the date of any public sale, or after which a private sale, of any of such Collateral is to be held. Lender shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. Lender may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Pledgor further acknowledges and agrees that the redemption by Lender of any certificate of deposit pledged as Collateral shall be deemed to be a commercially reasonable disposition under the Code.

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(b)          Private Sale of Securities. Pledgor recognizes that Lender may be unable to effect a public sale of all or any part of the securities pledged as Collateral because of restrictions in applicable federal and state securities laws and that Lender may, therefore, determine to make one or more private sales of any such securities to a restricted group of purchasers who will be obligated to agree, among other things, to acquire such securities for their own account, for investment and not with a view to the distribution or resale thereof. Pledgor acknowledges that each any such private sale may be at prices and other terms less favorable then what might have been obtained at a public sale and, notwithstanding the foregoing, agrees that each such private sale shall be deemed to have been made in a commercially reasonable manner and that Lender shall have no obligation to delay the sale of any such securities for the period of time necessary to permit the issuer to register such securities for public sale under any federal or state securities laws. Pledgor further acknowledges and agrees that any offer to sell such securities which has been made privately in the manner described above to not less than five (5) bona fide offerees shall be deemed to involve a “public sale” for the purposes of the Code, notwithstanding that such sale may not constitute a “public offering” under any federal or state securities laws and that Lender may, in such event, bid for the purchase of such securities.

(c)          Application of Proceeds. Lender shall apply any cash held by Lender as Collateral, and any cash proceeds received by Lender in respect of any sale or other disposition of, collection from, or other realization upon, all or any part of the Collateral as follows in the following order and manner:

(i)          to the repayment or reimbursement of the reasonable costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) incurred by Lender in connection with (A) the administration of the Loan Documents, (B) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, the Collateral, and (C) the exercise or enforcement of any of the rights and remedies of Lender hereunder;

(ii)         to the payment or other satisfaction of any prior liens and other prior encumbrances upon the Collateral;

(iii)        to the satisfaction of the Obligations;

(iv)       to the payment of any other amounts required with respect to the Collateral by applicable law (including without limitation, the Code or any other applicable statutory provision); and

(v)        by delivery to Pledgor or any other party lawfully entitled to receive such cash or proceeds whether by direction of a court of competent jurisdiction or otherwise.

(d)          Deficiency. In the event that the proceeds of any sale of, collection from, or other realization upon, all or any part of the Collateral by Lender are insufficient to pay all amounts to which Lender is legally entitled, Pledgor and any party who guaranteed or is otherwise obligated to pay all or any portion of the Obligations shall be liable for the deficiency, together with interest thereon as provided in the Loan Documents.

(e)           Non-Judicial Remedies. In granting to Lender the power to enforce its rights hereunder without prior judicial process or judicial hearing, Pledgor expressly waives, renounces and knowingly relinquishes any legal right which might otherwise require Lender to enforce its rights by judicial process. Pledgor recognizes and concedes that non-judicial remedies are consistent with the usage of trade, are responsive to commercial necessity and are the result of a bargain at arm’s length. Nothing herein is intended to prevent Lender or Pledgor from resorting to judicial process at either party’s option.

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(f)           Other Recourse. Pledgor waives any right to require Lender to proceed against any third party, exhaust any Collateral or other security for the Obligations, or to have any third party joined with Pledgor in any suit arising out of the Obligations or any of the Loan Documents, or pursue any other remedy available to Lender. Pledgor further waives any and all notice of acceptance of this Agreement and of the creation, modification, rearrangement, renewal or extension of the Obligations. Pledgor further waives any defense arising by reason of any disability or other defense of any third party or by reason of the cessation from any cause whatsoever of the liability of any third party. Until all of the Obligations shall have been paid in full, Pledgor shall have no right of subrogation and Pledgor waives the right to enforce any remedy which Lender has or may hereafter have against any third party, and waives any benefit of and any right to participate in any other security whatsoever now or hereafter held by Lender. Pledgor authorizes Lender, and without notice or demand and without any reservation of rights against Pledgor and without affecting Pledgor’s liability hereunder or on the Obligations, to (i) take or hold any other property of any type from any third party as security for the Obligations, and exchange, enforce, waive and release any or all of such other property, (ii) apply such other property and direct the order or manner of sale thereof as Lender may in its discretion determine, (iii) renew, extend, accelerate, modify, compromise, settle or release any of the Obligations or other security for the Obligations, (iv) waive, enforce or modify any of the provisions of any of the Loan Documents executed by any third party, and (v) release or substitute any third party.

(g)          Voting Rights. During the existence of an Event of Default, Pledgor will not exercise any voting rights with respect to securities pledged as Collateral. Pledgor hereby irrevocably appoints Lender as Pledgor’s attorney-in-fact (such power of attorney being coupled with an interest) and proxy to exercise any voting rights with respect to Pledgor’s securities pledged as Collateral during the existence of an Event of Default.

(h)          Dividend Rights and Interest Payments. During the existence of an Event of Default:

(i)         all rights of Pledgor to receive and retain the dividends and interest payments which it would otherwise be authorized to receive and retain shall automatically cease, and all such rights shall thereupon become vested with Lender which shall thereafter have the sole right to receive, hold and apply as Collateral such dividends and interest payments; and

(ii)        all dividend and interest payments which are received by Pledgor contrary to the provisions of clause (i) of this Subsection shall be received in trust for the benefit of Lender, shall be segregated from other funds of Pledgor, and shall be forthwith paid over to Lender in the exact form received (properly endorsed or assigned if requested by Lender), to be held by Lender as Collateral.

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11.        Indemnity. Pledgor hereby indemnifies and agrees to hold harmless Lender, and its officers, directors, employees, agents and representatives (each an “Indemnified Person”) from and against any and all liabilities, obligations, claims, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature (collectively, the “Claims”) which may be imposed on, incurred by, or asserted against, any Indemnified Person (except Claims by Pledgor, any Obligated Party or an Indemnified Person against another Indemnified Person) arising in connection with this Agreement or the Collateral (including without limitation, the enforcement of the remedies provide herein and the defense of any Indemnified Person’s actions and/or inactions in connection with such enforcement). WITHOUT LIMITATION, THE FOREGOING INDEMNITIES SHALL APPLY TO EACH INDEMNIFIED PERSON WITH RESPECT TO ANY CLAIMS WHICH IN WHOLE OR IN PART ARE CAUSED BY OR ARISE OUT OF THE NEGLIGENCE OF SUCH INDEMNIFIED PERSON, except Claims which in whole or in part are caused by or arise out of the gross negligence or willful misconduct of such Indemnified Person. The indemnification provided for in this Section shall survive the termination of this Agreement and shall extend and continue to benefit each individual or entity who is or has at any time been an Indemnified Person hereunder.

12.        Miscellaneous. (a) Entire Agreement. This Agreement contains the entire agreement of Lender and Pledgor with respect to the Collateral. If the parties hereto are parties to any prior agreement, either written or oral, relating to the Collateral, the terms of this Agreement shall amend and supersede the terms of such prior agreements as to transactions on or after the effective date of this Agreement, but all security agreements, financing statements, guaranties, other contracts and notices for the benefit of Lender shall continue in full force and effect to secure the Obligations unless Lender specifically releases its rights thereunder by separate release.

(b)         Amendment. No modification, consent or amendment of any provision of this Agreement or any of the other Loan Documents shall be valid or effective unless the same is in writing and signed by the party against whom it is sought to be enforced.

(c)          Actions by Lender. The lien, security interest and other security rights of Lender hereunder shall not be impaired by (i) any renewal, extension, increase or modification with respect to the Obligations, (ii) any surrender, compromise, release, renewal, extension, exchange or substitution which Lender may grant with respect to the Collateral, or (iii) any release or indulgence granted to any endorser, guarantor or surety of the Obligations. The taking of additional security by Lender shall not release or impair the lien, security interest or other security rights of Lender hereunder or affect the obligations of Pledgor hereunder.

(d)          Waiver by Lender. Lender may waive any Event of Default without waiving any other prior or subsequent Event of Default. Lender may remedy any default without waiving the Event of Default remedied. Neither the failure by Lender to exercise, nor the delay by Lender in exercising, any right or remedy upon any Event of Default shall be construed as a waiver of such Event of Default or as a waiver of the right to exercise any such right or remedy at a later date. No single or partial exercise by Lender of any right or remedy hereunder shall exhaust the same or shall preclude any other or further exercise thereof, and every such right or remedy hereunder may be exercised at any time. No waiver of any provision hereof or consent to any departure by Pledgor therefrom shall be effective unless the same shall be in writing and signed by Lender and then such waiver or consent shall be effective only in the specific instances, for the purpose for which given and to the extent therein specified. No notice to or demand on Pledgor in any case shall of itself entitle Pledgor to any other or further notice or demand in similar or other circumstances.

(e)          Costs and Expenses. Pledgor will upon demand pay to Lender the amount of any and all costs and expenses (including without limitation, attorneys’ fees and expenses), which Lender incurs in connection with (i) the transactions which give rise to the Loan Documents, (ii) the preparation of this Agreement and the perfection and preservation of the security interests granted under the Loan Documents, (iii) the administration of the Loan Documents, (iv) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, the Collateral, (v) the exercise or enforcement of any of the rights of Lender under the Loan Documents, or (vi) the failure by Pledgor to perform or observe any of the provisions hereof.

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(f)          GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND APPLICABLE FEDERAL LAWS, EXCEPT TO THE EXTENT PERFECTION AND THE EFFECT OF PERFECTION OR NON-PERFECTION OF THE SECURITY INTEREST GRANTED HEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL, ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF TEXAS.

(g)          Venue. This Agreement has been entered into in the county in Texas where Lender’s address for notice purposes is located, and it shall be performable for all purposes in such county. Courts within the State of Texas shall have jurisdiction over any and all disputes arising under or pertaining to this Agreement and venue for any such disputes shall be in the county or judicial district where this Agreement has been executed and delivered.

(h)         Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable, shall not impair or invalidate the remainder of this Agreement and the effect thereof shall be confined to the provision held to be illegal, invalid or unenforceable.

(i)           No Obligation. Nothing contained herein shall be construed as an obligation on the part of Lender to extend or continue to extend credit to Pledgor.

(j)           Notices. All notices, requests, demands or other communications required or permitted to be given pursuant to this Agreement shall be in writing and given by (i) personal delivery, (ii) national overnight courier, or (iii) United States mail, postage prepaid, registered or certified mail, return receipt requested, sent to the intended addressee at the address set forth on the signature page hereof or to such different address as the addressee shall have designated by written notice sent pursuant to the terms hereof and shall be deemed to have been received either, in the case of personal delivery, at the time of personal delivery, in the case of national overnight courier, on the next business day after deposit with such courier, or in the case of mail, upon deposit in a depository receptacle under the care and custody of the United States Postal Service. Either party shall have the right to change its address for notice hereunder to any other location within the continental United States by notice to the other party of such new address by giving notice of such change in accordance with this paragraph.

(k)          Binding Effect and Assignment. This Agreement (i) creates a continuing security interest in the Collateral, (ii) shall be binding on Pledgor and the heirs, executors, administrators, personal representatives, successors and assigns of Pledgor, and (iii) shall inure to the benefit of Lender and its successors and assigns. Without limiting the generality of the foregoing, Lender may pledge, assign or otherwise transfer the Obligations and its rights under this Agreement and any of the other Loan Documents to any other party that it assigns the Obligations as permitted under the Loan Agreement. Pledgor’s rights and obligations hereunder may not be assigned or otherwise transferred without the prior written consent of Lender.

(l)           Termination. It is contemplated by the parties hereto that from time to time there may be no outstanding Obligations, but notwithstanding such occurrences, this Agreement shall remain valid and shall be in full force and effect as to subsequent outstanding Obligations. Upon (i) the satisfaction in full of the Obligations, and (ii) the termination or expiration of any commitment of Lender to extend credit to Borrowers, this Agreement and the security interests created hereby shall terminate. Upon termination of this Agreement, Pledgor shall be authorized to terminate any financing statements in favor of Lender covering the Collateral, and Lender will, at Pledgor’s sole cost and expense, return to Pledgor such of the Collateral as shall not have been sold or otherwise disposed of or applied pursuant to the terms hereof, and execute and deliver to Pledgor such documents as Pledgor shall reasonably request to evidence such termination.

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(m)         Cumulative Rights. All rights and remedies of Lender hereunder are cumulative of each other and of every other right or remedy which Lender may otherwise have at law or in equity or under any of the other Loan Documents, and the exercise of one or more of such rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of any other rights or remedies.

(n)         Gender and Number. Within this Agreement, words of any gender shall be held and construed to include the other gender, and words in the singular number shall be held and construed to include the plural and words in the plural number shall be held and construed to include the singular, unless in each instance the context requires otherwise.

(o)         Descriptive Headings. The headings in this Agreement are for convenience only and shall in no way enlarge, limit or define the scope or meaning of the various and several provisions hereof.

[signature page follows]

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EXECUTED as of the date first written above.

PLEDGOR:

Avalon Energy, LLC

By:	/s/ William S. Montgomery, Jr.
William S. Montgomery, Jr.
President and Chief Executive Officer

Pledgor’s address:

Avalon Energy, LLC

Attention: William S. Montgomery, Jr.

5000 Quorum Drive, Suite 205

Dallas, Texas 75254

Lender’s address:

Washington Federal, National Association

Attention: Rusty Stehr, Vice President - Energy Lending

5420 LBJ Freeway, Suite 200

Dallas, Texas 75240

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SCHEDULE A

TO

PLEDGE AND SECURITY AGREEMENT

Collateral

The following property is a part of the Collateral as defined in the Pledge Agreement:

13,125,000 common units in the SandRidge Permian Trust

(NYSE: PER), to be held in securities account number 186V7890 maintained with Raymond James & Associates, Inc.

The term Collateral, as used herein, shall also include (i) all certificates, instruments, and other documents evidencing the foregoing; (ii) all renewals, replacements, and substitutions of all of the foregoing; (iii) all Additional Property (as hereinafter defined); and (iv) all PRODUCTS and PROCEEDS of all of the foregoing. The designation of proceeds does not authorize Pledgor to sell, transfer, or otherwise convey any of the foregoing property. The delivery at any time by Pledgor to Lender of any property as a pledge to secure payment or performance of any Obligations whatsoever shall also constitute a pledge of such property as Collateral hereunder.

Collateral shall also include the following property (collectively, the “Additional Property”) which Pledgor becomes entitled to receive or shall receive in connection with any other Collateral: (a) any stock certificate, including without limitation, any certificate representing a stock dividend or any certificate in connection with any recapitalization, reclassification, merger, consolidation, conversion, sale of assets, combination of shares, stock split or spin-off; (b) any option, warrant, subscription or right, whether as an addition to or in substitution of any other Collateral; (c) any dividends or distributions of any kind whatsoever, whether distributable in cash, stock or other property; (d) any interest, premium or principal payments; and (e) any conversion or redemption proceeds; provided, however, except during the existence of an Event of Default, Pledgor shall be entitled to all cash dividends and all interest paid on the Collateral (except interest paid on any certificate of deposit pledged hereunder) free of the security interest created under this Agreement. All Additional Property received by Pledgor shall be received in trust for the benefit of Lender. All Additional Property and all certificates or other written instruments or documents evidencing and/or representing the Additional Property that is received by Pledgor, together with such instruments of transfer as Lender may request, shall immediately be delivered to or deposited with Lender and held by Lender as Collateral under the terms of this Agreement. If the Additional Property received by Pledgor shall be shares of stock or other securities, such shares of stock or other securities shall be duly endorsed in blank or accompanied by proper instruments of transfer and assignment duly executed in blank with, if requested by Lender, signatures guaranteed by a member or member organization in good standing of an authorized Securities Transfer Agents Medallion Program, all in form and substance satisfactory to Lender. Lender shall be deemed to have possession of any Collateral in transit to Lender or its agent.

Schedule A